   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 2000.

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           MOBILITY ELECTRONICS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          3577                         86-0843914
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)       Identification Number)

                                                            RICHARD W. WINTERICH
           7955 EAST REDFIELD ROAD                        7955 EAST REDFIELD ROAD
          SCOTTSDALE, ARIZONA 85260                      SCOTTSDALE, ARIZONA 85260
                (480) 596-0061                                 (480) 596-0061
 (Address, including zip code, and telephone      (Name, address, including zip code, and
 number, including area code, of registrant's      telephone number, including area code,
         principal executive offices)                      of agent for service)
---------------------------------------------------------------------------------------------
                                 Copies of communication to:
              RICHARD F. DAHLSON                           WILLIAM J. GRANT, JR.
                JANIE E. JAMES                            WILLKIE FARR & GALLAGHER
            JACKSON WALKER L.L.P.                            787 SEVENTH AVENUE
         901 MAIN STREET, SUITE 6000                      NEW YORK, NEW YORK 10019
             DALLAS, TEXAS 75202                               (212) 728-8000
                (214) 953-6000

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                       PROPOSED               PROPOSED
     TITLE OF EACH                                     MAXIMUM                MAXIMUM
  CLASS OF SECURITIES         AMOUNT TO BE          OFFERING PRICE           AGGREGATE              AMOUNT OF
    TO BE REGISTERED         REGISTERED(1)            PER SHARE          OFFERING PRICE(2)       REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par
  value.................                                  $                $70,000,000.00           $18,480.00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) Includes   shares which the Underwriters have an option to purchase to cover over-allotments, if any.
(2) Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of determining the amount of the registration fee.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, Dated           , 2000

MOBILITY ELECTRONICS LOGO

Mobility Electronics, Inc.
         Shares

Common Stock
THIS IS THE INITIAL PUBLIC OFFERING OF MOBILITY ELECTRONICS, INC. WE ARE
OFFERING   SHARES OF COMMON STOCK. WE EXPECT THAT THE PUBLIC OFFERING PRICE WILL
BE BETWEEN $     AND $     PER SHARE.

WE HAVE FILED AN APPLICATION FOR OUR COMMON STOCK TO BE QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "MOBE".

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   Price to    Underwriting Discounts
                                    Public        and Commissions      Proceeds to Mobility
PER SHARE                        $             $                       $
TOTAL                            $             $                       $

WE HAVE GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO
ADDITIONAL SHARES OF COMMON STOCK SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF ALL SUCH SHARES ARE PURCHASED, THE TOTAL PRICE TO PUBLIC WILL BE $ , THE TOTAL
UNDERWRITING DISCOUNT WILL BE $     AND THE TOTAL PROCEEDS TO US WILL BE $     .
SEE "UNDERWRITING."

THE SHARES OF COMMON STOCK ARE OFFERED, SUBJECT TO PRIOR SALE, BY THE UNDERWRITERS ON A FIRM COMMITMENT BASIS WHEN, AND AS IF DELIVERED AND ACCEPTED BY THEM, AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY COUNSEL TO THE UNDERWRITERS AND CERTAIN OTHER CONDITIONS. DELIVERY OF THE SHARES OF COMMON STOCK OFFERED HEREBY TO UNDERWRITERS IS EXPECTED TO BE MADE IN NEW YORK, NEW
YORK ON OR ABOUT           , 2000.

Deutsche Banc Alex. Brown
                                Banc of America Securities LLC
                                                    J.C. Bradford & Co.

THE DATE OF THIS PROSPECTUS IS          , 2000

       [DESCRIPTION OF GRAPHICS ON INSIDE FRONT COVER PAGE AND GATEFOLD]

     The top of the inside front cover will contain the phrase "Revolutionizing the Remote Bus Industry through Split Bridge(TM) technology." A diagram of a printed circuit board will appear below the text. The diagram will illustrate the ability of the Mobility Split Bridge(TM) chip to interface with a remote secondary PCI bus rather than a traditional secondary PCI bus. The bottom of the inside front cover will include a Split Bridge(TM) logo depicting the cable for a remote secondary PCI bus and a picture of the "PCWeek Best of COMDEX" award we received, which declared our Split Bridge(TM) technology the "Best New Technology" at the fall 1999 COMDEX trade show.

     The left side of the gatefold will contain, in the center of the page, the text "PCI bridges are commonplace. Mobility's Split Bridge(TM) technology, because of its unique remote PCI bus architecture, opens up a whole new world of PCI bus applications never before feasible. Some of the potential markets are listed here but the possibilities are endless because PCI is everywhere." Starting in the upper left hand corner of the gatefold, and moving clockwise and across to the right side of the gatefold, there will be graphics representing the notebook computer, desktop, server/router, modular computer, home networking, service industry, industrial, automotive, test equipment, business machines, telecom and hand-held computer markets. These graphics will be connected to a representation of the Mobility Split Bridge(TM) chip in the center of the gatefold. The phrase "Because PCI is Everywhere . . . the Possibilities are Endless", accompanied by our company logo, will be written in larger letters across the center of the entire spread.

                               TABLE OF CONTENTS

Prospectus Summary..........................................    3
Risk Factors................................................    7
Forward-Looking Statements..................................   21
Use of Proceeds.............................................   21
Dividend Policy.............................................   22
Capitalization..............................................   23
Dilution....................................................   24
Selected Consolidated Financial Data........................   25
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   27
Business....................................................   36
Management..................................................   49
Principal Stockholders......................................   56
Certain Transactions........................................   58
Description of Capital Stock................................   61
Shares Eligible For Future Sale.............................   67
Underwriting................................................   69
Legal Matters...............................................   71
Experts.....................................................   71
Additional Information Available To You.....................   71
Index to Consolidated Financial Statements..................  F-1

     Mobility Electronics(TM), Easi(TM), EasiDock(TM), Split Bridge(TM) and our stylized logo are trademarks of Mobility Electronics, Inc. All other tradenames or trademarks appearing in this prospectus are the property of their respective owners.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF OUR COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus including "Risk Factors" and the consolidated financial statements, before making an investment decision.

                                  OUR BUSINESS

     Mobility Electronics designs, develops and markets connectivity and remote peripheral component interface, or PCI bus, technology and products for the computer industry and for a broad range of related embedded processor applications. The PCI bus is the electrical transmission path linking the computer's central processing unit with its memory and other peripheral devices, such as modems, disk drives and local area networks. Our proprietary Split Bridge(TM) technology consists of a Split Bridge(TM) link, typically two customized semiconductors, known as application-specific integrated circuits, or ASIC chips, two connectors and a high-speed, bi-directional cable. Our technology for the first time allows the primary PCI bus of any computer to be extended to a remote location with virtually no software or performance degradation and enables architectural designs of computer systems and applications that previously were not feasible. Unlike traditional communication protocols such as Universal Serial Bus, or USB, IEEE 1394, Ethernet and small computer systems interface, or SCSI, Split Bridge(TM) offers a combination of:

     - high performance, bi-directional gigabit speeds;

     - plug and play ease of use with no unique software requirements;

     - flexible architectural design choices;

     - minimal special size, heat and power requirements; and

     - cost effective pricing.

     Since Split Bridge(TM) technology extends the PCI bus, it can also accommodate any of the traditional communication protocols in the remote location as if they are attached to the primary PCI bus. Our Split Bridge(TM) technology won PC Week's "Best New Technology" award at the fall 1999 COMDEX trade show, the world's largest information technology event in the computer industry.

     Today the most prevalent computer architecture, which is incorporated into virtually all computer systems and in many related embedded processor applications, uses the PCI bus. However, the PCI bus has a number of key limitations, most notably a constraint on the number of lines, or circuits, and loads that can be attached to it. Historically, these limitations have been mitigated to some extent by attaching a bridge chip to the PCI bus, which in turn permits a number of additional loads or peripherals to be attached to a secondary PCI bus, which is also connected to the bridge chip. This procedure has the major limitation of requiring the secondary PCI bus to be located on the main PCI bus printed circuit board, or PCB, or attached physically by a connector which enables extension of the secondary PCI bus to a maximum of approximately three inches from the PCB. Consequently, the industry today faces a number of physical and electrical constraints when designing a computer system, and has been unable to move the secondary PCI bus more than a few inches from the primary PCI bus. Additionally, traditional communication protocols, which attempt to address these limitations, have numerous disadvantages since they generally require a processor, extensive software and other related items.

     Our Split Bridge(TM) technology eliminates many of the physical and electrical constraints on a primary PCI computer bus and PCB by allowing one or more Split Bridge(TM) chips to be attached to the primary computer PCI bus, with the mating Split Bridge(TM) chips installed at a remote location along with the secondary PCI bus. Split Bridge(TM) technology substantially reduces the physical space requirements on the primary PCB by eliminating the need for multiple traditional bridge chip connections and allows the connecting cable to be small and flexible. Moreover, all of the secondary PCI bus loads and peripherals do not need to be physically attached to the primary PCI bus; therefore, Split Bridge(TM) technology enables input/output devices, peripherals and other technologies to be placed in multiple remote locations. Examples include providing remote PCI expansion devices for desktop computers and integrating Split Bridge(TM) technology into keyboard-video-mouse, or KVM, switches. Split Bridge(TM) technology can also potentially be used to enhance or expand the existing installed base of PCI-based computers, routers and servers. Since routers and servers are one of the fastest growing segments of the computer industry, and because they often already require multiple bridges, the growth potential for Split Bridge(TM) in the router and server segment could be quite large.

     Our first major application for Split Bridge(TM) technology is the creation of a new universal docking product category which allows users of portable computers to configure a flexible, high performance docking solution that meets their individual needs, and more importantly, is compatible with essentially all makes and models of portable computers.

     The portable computer market, which is the fastest growing segment of the personal computer industry, could benefit from solutions that address the inherent limitations on PCI bus architecture. Demand in this market has been fueled by advances in computer technology and the demand for computer mobility. According to IDC, a leading industry source, the market for portable computing devices is expected to grow at a compounded annual growth rate of 24.0% from
22.1 million units in 1998 to approximately 64.8 million units in 2003.

     Coupled with this trend toward portability, there has been an increased demand for computers that are smaller and lighter but have processing functionality similar to that of the traditional desktop computer. To make these smaller and lighter computers more convenient to use in the office and home, port replicators and docking stations have been developed to allow users to connect to networks, peripheral devices and external power sources, providing users with all of the features and functionality of a traditional desktop computer. Port replicators are simple devices that provide users with a cable management system for peripherals such as full-sized keyboards, power cords, mice and monitors. Docking stations include basic port replicator features, as well as more advanced capabilities such as networking, PC card slots, storage devices and internal power supplies. Attaching and releasing a portable computer from a port replicator or docking station is typically a one-step procedure that takes seconds to complete compared to the burdensome task of attaching or releasing each external device separately. When a portable computer is detached from a connectivity product, all external devices connected to the connectivity product stay in place.

     We believe that our universal Split Bridge(TM) docking station product line will advance the state-of-the-art in docking capability by enabling the user to configure a docking system which incorporates standard docking station functionality with the user's preferred peripheral devices and PCI expansion capability. This potentially creates a basis for a connectivity standard for the portable computer industry, which would allow the user to replace the desktop computer with a fully integrated, customizable mobile computing system. Our universal Split Bridge(TM) docking station is capable of being upgraded due to its modular design, providing the user with enhanced flexibility, and is designed to work with most standard notebook computers and PCI based computing devices, regardless of the manufacturer or model.

     Our universal docking station product line further provides distributors, retailers and value-added resellers with the ability to carry a limited number of universal and expandable docking products, as opposed to many individual docking stations that only work with one computer model. Thus, distributors, retailers and value-added resellers can offer flexible choices to their customers and have products readily available when new computer models become available, while at the same time maintaining a limited SKU count. Finally, these products offer computer original equipment manufacturers, or OEMs, the ability to use our standardized docking solution for their portable computer models.

     In addition to our Split Bridge(TM) technology products, we also design, develop and market a range of connectivity and power products for portable computers. Our current major customers include Buy.com, Compaq, CompUSA, Gateway, Hewlett-Packard, Hitachi, IBM, Ingram Micro, Merisel, Microwarehouse, Mitsubishi, NEC, Pinacor, Targus, Tech Data and Toshiba.

     We were formed as a limited liability company under the laws of the State of Delaware in September 1995 and were converted to a Delaware corporation by a merger effected in August 1996, in which we were the surviving entity. We changed our name from "Electronics Accessory Specialists International, Inc." to "Mobility Electronics, Inc." on July 23, 1998. Our principal executive offices are located at 7955 East Redfield Road, Scottsdale, Arizona 85260, and our telephone number is (480) 596-0061. Unless otherwise indicated herein, references to "Mobility," "us," "we" and "our" refer to Mobility Electronics, Inc. and shall include our predecessors, Electronics Accessory Specialists International, L.L.C., which was merged with and into us in August 1996, and Mobility Electronics, L.L.C. which we acquired in May 1996. Our website is located at www.mobilityelectronics.com. The information contained on our website does not constitute part of this prospectus.
                             ---------------------

     Unless otherwise indicated, this prospectus assumes:

     - that the underwriters have not exercised their option to purchase additional shares; and

     - conversion of all shares of Series C preferred stock into approximately 3,301,884 shares of common stock, on a 1-to-1.3763 basis, upon completion of this offering.

                                  THE OFFERING

Common stock offered by Mobility....          shares

Common stock to be outstanding after
this offering.......................          shares

Use of proceeds.....................For working capital and general corporate purposes including the repayment of debt, increased spending on sales and marketing, research and development, potential acquisitions and expansion of our operational and administrative infrastructure. See "Use of Proceeds" for more detailed information.

Proposed Nasdaq National Market
Symbol.............................."MOBE"

     The number of shares of common stock to be outstanding upon completion of this offering is based on the number of shares outstanding as of December 31, 1999, assuming the conversion of 2,399,102 shares of Series C preferred stock into 3,301,884 shares of common stock. This number excludes as of December 31, 1999: (1) 1,655,455 shares subject to outstanding options and 844,545 shares available for future option grants under our Amended and Restated 1996 Long Term Incentive Plan, or the 1996 Plan; (2) 264,396 shares subject to non-plan options; and (3) 5,172,778 shares subject to warrants to purchase common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       MAY 5,                                                    NINE MONTHS
                                                     (INCEPTION)           YEAR ENDED DECEMBER 31,           ENDED SEPTEMBER 30,
                                                   TO DECEMBER 31,     --------------------------------     ---------------------
                                                        1995            1996        1997         1998         1998         1999
                                                   ---------------     -------     -------     --------     --------     --------
                                                     (UNAUDITED)                                                 (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales........................................      $  118          $ 5,669     $12,744     $ 21,072     $ 18,107     $ 10,162
Gross profit (loss)..............................          36            1,217        (114)      (2,458)      (1,162)       1,353
Total operating expenses.........................         827            3,224       7,483       13,938        8,461        9,168
                                                       ------          -------     -------     --------     --------     --------
Loss from operations.............................        (791)          (2,007)     (7,597)     (16,396)      (9,623)      (7,815)
Other expense (income):
  Interest expense, net..........................          (3)             112         676        1,638        1,142        5,585
  Other, net.....................................          --               (7)        502           (1)           7           (6)
                                                       ------          -------     -------     --------     --------     --------
Loss before provision for income taxes...........        (788)          (2,112)     (8,775)     (18,033)     (10,772)     (13,394)
Provision for income taxes.......................          --               --          --           --           --           --
                                                       ------          -------     -------     --------     --------     --------
Net loss before preferred
  dividends......................................        (788)          (2,112)     (8,775)     (18,033)     (10,772)     (13,394)
Cumulative dividends on Series B preferred
  stock..........................................          --             (160)         --           --           --           --
                                                       ------          -------     -------     --------     --------     --------
Net loss attributable to common stockholders.....      $ (788)         $(2,272)    $(8,775)    $(18,033)    $(10,772)    $(13,394)
                                                       ======          =======     =======     ========     ========     ========
Loss per share:
  Basic..........................................      $(0.19)         $ (0.54)    $ (1.66)    $  (2.18)    $  (1.32)    $  (1.44)
                                                       ======          =======     =======     ========     ========     ========
  Diluted........................................      $(0.19)         $ (0.54)    $ (1.66)    $  (2.10)    $  (1.28)    $  (1.24)
                                                       ======          =======     =======     ========     ========     ========
Weighted average common shares outstanding:
  Basic..........................................       4,070            4,199       5,277        8,271        8,137        9,324
                                                       ======          =======     =======     ========     ========     ========
  Diluted........................................       4,070            4,199       5,301        8,586        8,437       10,768
                                                       ======          =======     =======     ========     ========     ========

                                                               SEPTEMBER 30, 1999
                                                                   (UNAUDITED)
                                                              ---------------------
                                                                         PRO FORMA
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 1,268       $
Working capital (deficit)...................................   (2,483)
Total assets................................................   12,053
Long-term debt, less current installments...................    3,416
Total stockholders' equity (deficiency).....................   (2,253)

     See note 21 to our consolidated financial statements for an explanation of the determination of shares used in computing net loss per share.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more detailed information.

     The pro forma as adjusted data above adjusts the actual amounts to reflect the conversion of all outstanding shares of Series C preferred stock into common stock, on a 1-to-1.3763 basis, upon completion of this offering and the
application of the net proceeds from the sale of      shares of common stock
offered by us at the initial public offering price of $     per share, after
deducting underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. Any of the following risks could cause the trading price of our common stock to decline.

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES AND MAY NOT BE PROFITABLE IN THE FUTURE.

     We have experienced significant operating losses since inception and, as of September 30, 1999, have an accumulated deficit of approximately $43.6 million. We expect to have a net loss in the fourth quarter of fiscal 1999. We expect to continue to incur operating losses in fiscal 2000. If we do not achieve continued revenue growth sufficient to absorb our recent and planned expenditures, we could experience additional losses in future periods. These losses or fluctuations in our operating results could cause the market value of our common stock to decline. As a result of our continued losses and uncertainty surrounding our ability to meet our anticipated operating and working capital needs, the independent auditors' report on our 1998 consolidated financial statements has been modified for a going concern. See note 2 to our consolidated financial statements.

     We anticipate that in the future we will make significant investments in our operations, particularly to support technological developments and sales activities and, that as a result, operating expenses will continue to increase. We intend to make such investments on an ongoing basis, primarily from cash generated from operations and, to the extent necessary, funds available from our lines of credit and this offering, as we develop and introduce new products and expand into new markets such as international, direct and OEM markets. If net sales do not increase with capital or other investments, we are likely to continue to incur net losses and our financial condition could be materially adversely affected. We have not yet achieved profitability, and there can be no assurance that we will achieve or sustain profitability on a quarterly or annual basis.

OUR FUTURE SUCCESS IS UNCERTAIN BECAUSE SPLIT BRIDGE(TM) TECHNOLOGY IS NEW TO OUR BUSINESS.

     We began developing the Split Bridge(TM) technology during the first quarter of 1998, and in the first quarter of 1999, we changed our overall strategy to pursue the application of the Split Bridge(TM) technology as our primary focus. Prior to changing our business strategy, we developed and manufactured port replicators and power products. Our new business focus and strategy may not be successful. In addition, because we have only recently begun to focus our business on the development and application of the Split Bridge(TM) technology, we cannot be sure that our business model and future operating performance will yield the results that we seek. Our operating results for future periods are subject to all of the risks and uncertainties inherent in the establishment of new business enterprises. Our future operating results will depend upon, among other factors:

     - the demand for our products;

     - the level of product and price competition;

     - our success in establishing and expanding our direct and indirect distribution channels;

     - our success in attracting and retaining strategic partners, joint ventures and licensing opportunities;

     - our success in attracting and retaining motivated and qualified personnel;

     - our ability to expand our international and domestic sales;

     - our development and marketing of new products;

     - our ability to control costs; and

     - the general health of the portable computer market and general economic conditions.

     If we are not successful in addressing such risks, we could be materially adversely affected.

WE MAY NOT ACHIEVE ANTICIPATED REVENUES IF MARKET ACCEPTANCE OF OUR SPLIT BRIDGE(TM) TECHNOLOGY IS NOT FORTHCOMING.

     We believe that revenues from universal docking stations will account for substantially all of our revenues for the foreseeable future. Our future financial performance will depend on market acceptance of our Split Bridge(TM) technology, including our universal connectivity station product line. The market for docking stations is characterized by ongoing technological developments, frequent new product announcements and introductions, evolving industry standards and changing customer requirements. As a result, if our Split Bridge(TM) technology and universal connectivity product line do not achieve widespread market acceptance, we may not achieve anticipated revenues. Although PCI is an industry standard, the operating systems used by our customers may not be compatible with our universal docking product line and, as a result, the available market for our products may be limited.

     Our future financial performance also depends in large part on the existence and continued growth of market demand for universal connectivity stations. There can be no assurance that the market or demand for universal connectivity stations, if any, will develop and continue to grow. Any failure of this market to develop or grow or our failure to develop a universal connectivity station that satisfies market needs or that works with all computer makes or models could have a material adverse effect on our business, results of operations and financial condition. In addition, demand for our products is primarily driven by the underlying market demand for portable computers. Should the growth in demand for portable computers be inhibited, our business, results of operations and financial condition could be adversely affected.

OUR OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, AND AN UNANTICIPATED DECLINE IN REVENUES MAY CAUSE OUR STOCK PRICE TO FALL.

     It is likely that in some future quarter or quarters our operating results will be below the expectations of securities analysts and investors. If a shortfall in revenues occurs, the market price for our common stock may decline significantly. The factors that may cause our quarterly operating results to fall short of expectations include:

     - our ability to develop and market products;

     - the timing of our, and our competitors, new product introductions and product enhancements;

     - market acceptance of our products;

     - the size and timing of customer orders;

     - changes in the mix of products sold;

     - the mix of distribution channels through which our products are sold;

     - the mix of domestic and international sales;

     - length of sales cycles, competition and pricing in our industry;

     - reduction in demand for existing products and shortening of product lifecycles;
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

     - foreign currency exchange rates;

     - seasonality of sales;

     - product defects and other product quality problems;

     - our ability to attract and retain strategic partners;

     - the degree and rate of growth of the markets in which we compete and the accompanying demand for our products;

     - our ability to expand our internal and external sales forces;

     - our ability to attract and retain key personnel;

     - our suppliers' ability to perform under their contracts with us; and

     - general economic conditions.

     Many of these factors are beyond our control. For these reasons, you should not rely on period-to-period comparisons of our financial results to forecast our future performance.

WE MAY NOT BE ABLE TO ADEQUATELY MANAGE OUR ANTICIPATED GROWTH, WHICH COULD IMPAIR OUR EFFICIENCY AND NEGATIVELY IMPACT OUR OPERATIONS.

     We may not be able to manage our growth effectively, which could impair our efficiency, reduce the quality of our solutions, impair further growth and harm our business, financial condition and operating results. If we do not effectively manage this growth, we may not be able to operate efficiently or maintain the quality of our products. Either outcome could harm our operating results. In the past, we have experienced rapid growth, and we plan to continue to expand our operations. This expansion is expensive and places a significant strain on our personnel and other resources. For example, our universal connectivity station product line is expected to result in a significant increase in the number of shipments to and from our Scottsdale, Arizona facility. To manage our expanded operations effectively, we will need to further improve our operational, financial and management systems and successfully hire, train, motivate and manage our employees.

OUR FAILURE TO RESPOND TO RAPID TECHNOLOGICAL CHANGES MAY IMPAIR OUR OPERATING RESULTS.

     The market for our universal connectivity station product line is new and emerging, and is characterized by rapid technological advances, changing customer needs and evolving industry standards. Accordingly, to realize our expectations regarding our operating results, we depend on our ability to:

     - develop, in a timely manner, new products and services that keep pace with developments in technology;

     - meet evolving customer requirements; and

     - enhance our current product and service offerings and deliver those products and services through appropriate distribution channels.

     We may not be successful in developing and marketing, on a timely and cost-effective basis, either enhancements to our Split Bridge(TM) technology products or new products which respond to technological advances and satisfy increasingly sophisticated customer needs. If we fail to introduce new products, our operating results may suffer. In addition, if new industry standards emerge that we do not anticipate or adapt to, our products could be rendered obsolete and our business could be materially harmed. Alternatively, any delay in the development of technology upon which our products are based could result in our inability to introduce new products as planned. For example, certain products that we are currently developing depend upon the availability of USB 2.0. The success and marketability of technology developed by others is beyond our control and our dependence on such sources could harm our business, financial condition and operating results.

WE DEPEND ON LARGE PURCHASES FROM A FEW SIGNIFICANT CUSTOMERS, AND ANY LOSS, CANCELLATION OR DELAY IN PURCHASES BY THESE CUSTOMERS COULD CAUSE A SHORTFALL IN REVENUE.

     We derive a substantial portion of our product sales through a relatively small number of OEMs and third-party distributors. For the year ended December 31, 1998, OEMs and distributors represented 42.8% and 26.8%, respectively, of our sales during that period. For the nine months ended September 30, 1999, OEMs and distributors represented 54.3% and 28.9%, respectively, of our sales during that period.

     While our financial performance depends on large orders from a few significant OEMs and third-party distributors, with the exception of Targus, our contractual relationships are generally non-exclusive and cancelable upon notice to us. In addition:

     - our distributor agreements generally do not require minimum purchases;

     - our customers can stop purchasing and our distributors can stop distributing our products at any time; and

     - our distributor agreements generally are not exclusive and are for one year terms, with no obligation of the distributors to renew the agreements.

     Because our expenses are based on our revenue forecasts, a substantial reduction or delay in sales of our products to, or unexpected returns from OEMs and distributors, or the loss of any significant customer could harm our business. Although our largest customers may vary from period-to-period, we anticipate that our operating results for any given period will continue to depend to a significant extent on large orders from a small number of customers.

     There can be no assurance that our distributors will continue their current relationships with us or that they will not give higher priority to the sale of other products, which could include products of our competitors. In addition, effective distributors must devote significant technical, marketing and sales resources to an often lengthy sales cycle. There can be no assurance that our current and future distributors will devote sufficient resources to market our products effectively or that economic or industry conditions will not adversely affect such distributors. A reduction in sales efforts or a discontinuance of distribution of our products by our distributors could lead to reduced sales and have a material adverse effect on our business, results of operations and financial condition. In addition, because we sell a significant portion of our products through distributors, it is difficult for us to monitor end user demand for our products on a current basis. For example, third-party distributors may place large initial orders which may not be indicative of long-term end user demand.

     Our operating results could also be materially adversely affected by changes in distributors' inventory strategies, which could occur rapidly and, in many cases, may not be related to end user demand. New products may require different marketing, sales and distribution strategies than those for our current products. There can be no assurance that our distributors will choose or be able to effectively market these new products or to continue to market our products. A failure of our distributors to successfully market our products could have a material adverse effect on our business, results of operations and financial condition.

OUR RELIANCE ON SINGLE OR LIMITED SOURCES FOR KEY COMPONENTS MAY INHIBIT OUR ABILITY TO MEET CUSTOMER DEMAND.

     The principal components of our docking station products are purchased from outside vendors. We buy components under purchase orders and generally do not have long-term agreements with our suppliers. Any termination of or significant disruption in our relationship with our component suppliers may prevent us from filling customer orders in a timely manner, as we generally do not maintain large inventories of our components. We purchase a number of the components for our products from sole or a limited number of suppliers; for example, Philips Semiconductors is our sole supplier of Split Bridge(TM) technology ASIC chips, Molex is our sole supplier of certain system connectors for use with our universal docking products, EFA is the only manufacturer of our USB docking stations and Solectron is the only company that produces our Split Bridge(TM) universal docking stations for us. EFA and Solectron are located in the Far East. We have occasionally experienced and may in the future experience delays in delivery of such components. Although alternate suppliers are available for most of the components and services needed to produce our products, the number of suppliers of some components is limited, and qualifying a replacement supplier and receiving components from alternate suppliers could take several months.

     We depend upon our suppliers to deliver components that are free from defects, competitive in functionality and cost and in compliance with our specifications and delivery schedules. Disruption in supply, a significant increase in the cost of one or more components, failure of a supplier to remain competitive in functionality or price, the failure of a supplier to comply with any of our procurement needs or the financial failure or bankruptcy of a supplier could delay or interrupt our ability to manufacture or deliver our products to customers on a timely basis and could have a material adverse effect on our business, results of operations and financial condition.

OUR RELIANCE ON THIRD-PARTY MANUFACTURING VENDORS TO MANUFACTURE OUR PRODUCTS MAY CAUSE A DELAY IN OUR ABILITY TO FILL ORDERS.

     We rely on third-party manufacturers for assembly and subassembly of our products. Any termination of or significant disruption in our relationship with the third-party manufacturers of our products may prevent us from filling customer orders in a timely manner, as we generally do not maintain large inventories of our products. Additionally, our use of third-party manufacturers reduces control over product quality and manufacturing yields and costs. We depend upon our third-party manufacturers to deliver our products that are free from defects, competitive in functionality and cost and in compliance with our specifications and delivery schedules. Moreover, although arrangements with such manufacturers may contain provisions for warranty obligations on the part of third-party manufacturers, we remain primarily responsible to our customers for warranty obligations. Disruption in supply, a significant increase in the cost of the assembly of our products, failure of a third-party manufacturer to remain competitive in functionality or price, the failure of a third-party manufacturer to comply with any of our procurement needs or the financial failure or bankruptcy of a third-party manufacturer could delay or interrupt our ability to manufacture or deliver our products to customers on a timely basis and could have a material adverse effect on our business, results of operations and financial condition.

OUR SUCCESS DEPENDS UPON SALES TO OEMS, WHOSE UNPREDICTABLE DEMANDS AND REQUIREMENTS MAY SUBJECT US TO POTENTIAL ADVERSE REVENUE FLUCTUATIONS.

     We expect that we will continue to be dependent upon a limited number of OEMs for a significant portion of our net sales in future periods, although no OEM is presently obligated either to purchase a specified amount of products or to provide us with binding forecasts of product purchases for any period. Our products are typically one of many related products used by portable computer users. Demand for our products is therefore subject to many risks beyond our control, including, among others:

     - competition faced by our OEM customers in their particular end markets;

     - market acceptance of the products by our OEM customers;

     - technical challenges which may or may not be related to the components supplied by us;

     - the technical, sales and marketing and management capabilities of our OEM customers; and

     - the financial and other resources of our OEM customers.

     Certain divisions within our OEM customers have developed products intended to compete with our products. There can be no assurance that we will not lose sales in the future as a result of such competing products. The reduction, delay or cancellation of orders from our significant OEM customers, or the discontinuance of our products by our end users, could have a material adverse effect on our business, results of operations and financial condition.

WE HAVE IN THE PAST EXPERIENCED RETURNS OF OUR PRODUCTS, AND AS OUR BUSINESS GROWS WE MAY EXPERIENCE INCREASED RETURNS, WHICH COULD HARM OUR REPUTATION AND NEGATIVELY IMPACT OUR OPERATING RESULTS.

     In the past, some of our customers have returned our products to us because they felt that the product did not meet their expectations, specifications and requirements. It is likely that we will experience some level of returns in the future and, as our business grows, the amount of returns may increase despite our efforts to minimize them. Also, returns may adversely affect our relationship with affected customers and may harm our reputation. This could cause us to lose potential customers and business in the future. We maintain a financial reserve for future returns that we believe is adequate given our historical level of returns. If returns increase, however, our reserve may not be sufficient and our operating results could be negatively affected.

INTENSE COMPETITION IN THE MARKET FOR CONNECTIVITY PRODUCTS COULD PREVENT US FROM INCREASING REVENUE AND SUSTAINING PROFITABILITY.

     Although the market for our universal docking products is relatively new and emerging and we presently have few direct competitors, we expect that the markets for our products will become increasingly competitive. The market for computer products in general is intensely competitive, subject to rapid change and sensitive to new product introductions or enhancements and marketing efforts by industry participants. We expect to experience significant and increasing levels of competition in the future. The principal competitive factors affecting the markets for our product offerings include:

     - corporate and product reputation;

     - innovation with frequent product enhancement;

     - breadth of integrated product line;

     - product design, functionality and features;

     - product quality and performance;

     - ease-of-use;

     - support; and

     - price.

     Although we believe that our products compete favorably with respect to such factors, there can be no assurance that we can maintain our competitive position against current or potential competitors, especially those with greater financial, marketing, service, support, technical or other competitive resources.

     We currently compete primarily with the internal design efforts of OEMs. These OEMs, as well as a number of our potential non-OEM competitors, have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources than we do. We, however, believe that we have a proprietary position with respect to our Split Bridge(TM) technology and universal connectivity stations which may pose a barrier to entry that could keep our competitors from developing similar products or selling competing products in our markets. There can be, however, no assurance that such competitors will not be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, sale and promotion of their products than we do or develop products that are superior to our products or that achieve greater market acceptance.

     Our future success will depend, in part, upon our ability to increase sales in our targeted markets. There can be no assurance that we will be able to compete successfully with our competitors or that the competitive pressures we face will not have a material adverse effect on our business, results of operations and financial condition. Our future success will depend in large part upon our ability to increase our share of our target market and to sell additional products and product enhancements to existing customers. Future competition may result in price reductions, reduced margins or decreased sales which in turn could have a material adverse effect on our business, results of operations and financial condition. See "Business -- Competition."

IF WE ARE UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY OR IF WE LOSE KEY PERSONNEL, WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR BUSINESS OR ACHIEVE OUR OBJECTIVES.

     We believe our future success will depend in large part upon our ability to identify, attract and retain highly skilled managerial, engineering, sales and marketing, finance and operations personnel. Competition for such personnel in the computer industry is intense, and we compete for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than us. There can be no assurance we will be successful in identifying, attracting and retaining such personnel, and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.

     Our success also depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, finance and manufacturing personnel, many of whom would be difficult to replace. In particular, we believe that our future success depends on Charles R. Mollo, Chief Executive Officer, Jeffrey S. Doss, Executive Vice President, and Richard
W. Winterich, our recently hired Chief Financial Officer. Except for Mr. Doss, we do not maintain key person life insurance on any of our executive officers. Except for Messrs. Doss, Mollo and Winterich, we do not have employment contracts covering any of our senior management. The loss of the services of any of our key personnel, the inability to identify, attract or retain qualified personnel in the future or delays in hiring required personnel could make it difficult for us to manage our business and meet key objectives, such as timely product introductions.

IF OUR PRODUCTS CONTAIN UNDETECTED SOFTWARE OR HARDWARE ERRORS, WE COULD INCUR SIGNIFICANT UNEXPECTED EXPENSES AND LOST SALES AND BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     Our products are complex and may contain undetected errors or performance problems, particularly during new and enhanced product launches. Despite product testing prior to introduction, our products have in the past, on occasion, contained errors that were discovered after commercial introduction. Errors or performance problems may also be discovered in the future. Any future defects discovered after shipment of our products could result in loss of sales, delays in market acceptance or product returns and warranty costs, which could have a material adverse effect on our business, results of operations and financial condition. We attempt to make adequate allowance in our new product release schedule for testing of product performance. Because of the complexity of our products, however, our release of new products may be postponed should test results indicate the need for redesign and retesting, or should we elect to add product enhancements in response to customer feedback. In addition, third-party products, upon which our products are dependent, may contain defects which could reduce or undermine the performance of our products.

     In addition, although our sales agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, there can be no assurance that such limitations of liability would be enforceable or would otherwise protect us from liability for damages to a customer resulting from a defect in one of our products. Although we maintain liability insurance covering certain damages arising from implementation and use of our products, there can be no assurance that such insurance would cover or be sufficient to cover any such claims sought against us. Any product liability or other claims against us, if successful and of sufficient magnitude, could have a material adverse effect on our business, results of operations and financial condition.

IF WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY, OUR BUSINESS AND ABILITY TO COMPETE COULD SUFFER.

     Our success and ability to compete are dependent upon our internally developed technology and know-how. We rely primarily on a combination of copyright and trademark laws, trade secrets, nondisclosure agreements and technical measures to protect our proprietary rights. We have two patents issued and five U.S. patent applications pending. There can be no assurance that patents pending or future patent applications will be issued. We typically enter into confidentiality, noncompete or invention assignment agreements with our key employees, distributors, customers and potential customers, and limit access to, and distribution of, our product design documentation and other proprietary information. Additionally, we believe that, due to the rapid pace of innovation within the computer industry, factors such as:

     - technological and creative skill of personnel;

     - knowledge and experience of management;

     - name recognition;

     - maintenance and support of products;

     - the ability to develop, enhance, market and acquire products and services; and

     - the establishment of strategic relationships in the industry also represent important protections for our technology. There can be no assurance that our confidentiality agreements, confidentiality procedures, noncompetition agreements or other factors will be adequate to deter misappropriation or independent third-party development of our technology or to prevent an unauthorized third party from obtaining or using information that we regard as proprietary. See "Business -- Proprietary Rights."

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT ARE COSTLY TO DEFEND AND COULD LIMIT OUR ABILITY TO USE CERTAIN TECHNOLOGIES IN THE FUTURE.

     The laws of some foreign countries do not protect or enforce proprietary rights to the same extent as do the laws of the United States. There can be no assurance that our competitors will not independently develop technology similar to existing proprietary rights of others. We expect that computer products will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. There can be no assurance that third parties will not assert infringement claims against us in the future or, if infringement claims are asserted, that such claims will be resolved in our favor. Any infringement claims resolved against us could have a material adverse effect upon our business, results of operations and financial condition. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms favorable to us, if at all, which could have a material adverse effect on our business, results of operations and financial condition. In addition, litigation may be necessary in the future to protect our trade secrets or other intellectual property rights, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, results of operations and financial condition. See "Business -- Proprietary Rights."

OUR ABILITY TO INCREASE INTERNATIONAL SALES AND MANAGE OUR INTERNATIONAL OPERATIONS IS SUBJECT TO A NUMBER OF RISKS BEYOND OUR CONTROL.

     Our success will depend, in part, on additional expansion of our sales in foreign markets. We have established a relationship with a representative agency that has exclusive rights to sell our products in Europe. We intend to expand into other foreign markets. Our failure to expand international sales in a timely and cost-effective manner could have a material adverse effect on our business, results of operations and financial condition. In addition, there can be no assurance we will be able to maintain or increase international market demand for our products. Our international business involves a number of risks, including:

     - the impact of possible recessionary environments in foreign economies;

     - political and economic instability;

     - exchange rate fluctuations;

     - longer receivable collection periods and greater difficulty in accounts receivable collection from distributors and customers;

     - difficulty in managing distributors or sales representatives;

     - increased sales and marketing expense;

     - difficulty in staffing foreign operations;

     - unexpected changes in regulatory requirements;

     - reduced or limited protection for intellectual property rights;

     - export restrictions and availability of export licenses;

     - tariffs and other trade barriers;

     - seasonal reduction in business activities;

     - complex foreign laws and treaties including employment laws; and

     - potentially adverse tax consequences.

     Our international sales are priced in both U.S. dollars and in foreign currency, each of which presents certain risks and uncertainties. Currency exchange fluctuations could have a material adverse effect on our sales denominated in U.S. currency as a decrease in the value of foreign currencies relative to the U.S. dollar could make our pricing more expensive than, or non-competitive with, products priced in local currencies. Additionally, due to the number of foreign currencies involved in our international sales and the volatility of foreign currency exchange rates, we cannot predict the effect of exchange rate fluctuations with respect to such sales on future operating results. We have not engaged in hedging transactions with respect to our net foreign currency exposure. To the extent we implement hedging activities in the future with respect to foreign currency transactions, there can be no assurance that we will be successful in such hedging activities. Any of these factors could have a material adverse effect on our business, operating results or financial condition.

     Moreover, certain of our customer purchase agreements are governed by foreign laws, which may differ significantly from U.S. laws. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect amounts owed to us should any customer refuse to pay such amounts. In addition, we are subject to the Foreign Corrupt Practices Act which may place us at a competitive disadvantage with respect to foreign companies that are not subject to that act.

     In January 1999, the new "Euro" currency was introduced in European countries that are part of the European Monetary Union, or EMU. During 2002, all EMU countries are expected to completely replace their national currencies with the Euro. Because a significant amount of uncertainty exists as to the effect the Euro will have on the marketplace and because all of the final rules and regulations have not yet been defined and finalized by the European Commission regarding the Euro currency, we cannot determine the effect this will have on our business.

WE MAY NEED ADDITIONAL CAPITAL TO FUND OUR FUTURE OPERATIONS WHICH MAY NOT BE AVAILABLE TO US ON FAVORABLE TERMS WHEN REQUIRED OR AT ALL.

     We have expended and will continue to expend substantial funds to continue the research and development and marketing efforts for our current and future products. Our ability to execute our growth strategy depends to a significant degree on our ability to obtain substantial additional debt and equity capital. We believe that our existing working capital together with the proceeds from this offering and cash available from credit facilities and future operations will enable us to meet our working capital requirements for at least the next 12 months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we could be required to raise substantial additional capital. The precise amount and timing of our funding needs cannot be determined at this time, and will depend upon a number of factors, including:

     - the market demand for our products;

     - the progress of our product development efforts;

     - the success of programs we are seeking to implement to improve our inventory management; and

     - our management of our cash and accounts payable.

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

     There can be no assurance that funds required by us in the future will be available on terms satisfactory to us, if at all. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the existing stockholders will be reduced, such existing stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the holders of our common stock. Additionally, any debt financing that may be available to us may include restrictive covenants that would be applicable to us. The inability to obtain needed funding on satisfactory terms may require us:

     - to reduce planned capital expenditures;

     - to reduce planned levels of advertising and promotion;

     - to scale back our manufacturing or other operations; or

     - to enter into financing arrangements on terms which we would not otherwise accept,

and this could have a material adverse effect on our business, results of operations and financial condition.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT COULD RESULT IN THE DILUTION OF OUR STOCKHOLDERS, CAUSE US TO INCUR SUBSTANTIAL EXPENSES AND HARM OUR BUSINESS IF WE CANNOT SUCCESSFULLY INTEGRATE THE ACQUIRED BUSINESS, PRODUCTS, TECHNOLOGIES OR PERSONNEL.

     As part of our business strategy, we may review acquisition prospects that would complement our existing business or enhance our technological capabilities. Future acquisitions by us could result in large and immediate write-offs, the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could negatively affect our results of operations. Furthermore, acquisitions involve numerous risks and uncertainties, including:

     - difficulties in assimilation of the operations, products and personnel of the acquired companies;

     - the ability to effectively manage geographically remote units;

     - the diversion of management's attention from other business concerns;

     - the potential loss of key employees of acquired companies;

     - risks of entering markets in which we have limited or no direct experience;

     - customer dissatisfaction;

     - performance problems with an acquired company;

     - dilutive issuances of equity securities;

     - reduction of existing cash balances; and

     - other effects on us that could have a material adverse effect on our business, results of operations and financial condition.

     Although we do not currently have any agreements or plans with respect to any material acquisitions, we may make acquisitions of complementary businesses, products or technologies in the future. We may not be able to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future, and our failure to do so could harm our business.

THE FAILURE OF OUR PRODUCTS AND COMPUTER SYSTEMS TO BE YEAR 2000 COMPLIANT COULD HURT OUR BUSINESS.

     Our business could suffer if our products and the computer systems we use, as well as the computer systems used by our customers, users and vendors, do not correctly process date-sensitive information in the year 2000 and beyond. We believe that our products and business systems accurately process year 2000 date information, but there may be parts of our products and business systems and aspects of the year 2000 issue, including the potential cost of addressing the year 2000 issue, that we have failed to consider or have not yet encountered. There can be no assurance that the ultimate cost to identify and implement solutions to all year 2000 issues will not be material to us.

RISKS RELATED TO THE OFFERING

OUR EXECUTIVE OFFICERS AND DIRECTORS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING WHICH COULD DELAY OR PREVENT A MERGER OR OTHER CHANGE IN CONTROL OF US.

     Upon completion of this offering, our principal stockholders, executive officers, directors and affiliated individuals and entities together will
beneficially own approximately   % of the outstanding shares of common stock (
  % if the underwriters' over-allotment option is exercised in full). As a result, these stockholders, acting together, may be able to influence significantly and possibly control most matters requiring approval by our stockholders, including approvals of:

     - amendments to our certificate of incorporation;

     - mergers;

     - sale of all or substantially all of our assets;

     - going private transactions; and

     - other fundamental transactions.

     In addition, our certificate of incorporation does not provide for cumulative voting with respect to the election of directors. Consequently, the present directors and executive officers, together with our principal stockholders, may be able to control the election of the members of the board of directors. Such a concentration of ownership could have an adverse effect on the price of the common stock, and may have the effect of delaying or preventing a change in control, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

SOME PROVISIONS OF OUR CHARTER DOCUMENTS MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD DISCOURAGE A CHANGE IN CONTROL AND REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

     Some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us even if a change of control would be beneficial to our stockholders. These provisions include:

     - authorizing the issuance of preferred stock without stockholder approval;

     - prohibiting cumulative voting in the election of directors; and

     - limiting the persons who may call special meetings of stockholders.

See "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions" for more information regarding anti-takeover matters.

AS OUR COMMON STOCK HAS NOT BEEN PUBLICLY TRADED, OUR STOCK PRICE MAY BE EXTREMELY VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE.

     Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined through negotiations between the underwriters and us. You may not be able to resell your shares at or above the initial public offering price.

     Equity markets, particularly the market for technology companies, have recently experienced significant price and volume fluctuations that are unrelated to the operating performance of individual companies. These broad market fluctuations may cause the market price of our common stock to decline. In addition, the market price of our common stock is likely to be highly volatile. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This litigation could result in substantial costs and a diversion of management's attention and resources.

     Significant fluctuations in the market price of our common stock could be caused by a number of factors, including:

     - actual or anticipated fluctuations in our operating results;

     - changes in expectations as to our future financial performance;

     - changes in financial estimates of securities analysts;

     - changes in market valuations of other technology companies;

     - announcements by us or our competitors of significant technical innovations, design wins, contracts, standards or acquisitions; and

     - the operating and stock price performance of other comparable companies.

     Due to these factors, the value of your investment in our common stock could be reduced. These market fluctuations may cause our stock price to decline regardless of our performance.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION TO USE THE PROCEEDS OF THIS OFFERING AND THEIR USES MAY NOT YIELD A FAVORABLE RETURN.

     While we intend to use the net proceeds from this offering principally for working capital needs and general corporate purposes, including the repayment of approximately $9.0 million of outstanding debt, product and market development, acquisitions or investments in complimentary businesses or products and the right to use complimentary technologies, most of the net proceeds of this offering have not been allocated for specific uses. Our management will have broad discretion to spend the proceeds from this offering in ways with which stockholders may not agree. The failure of our management to use these funds effectively could result in unfavorable returns. This could have significant adverse effects on our financial condition and could cause the price of our common stock to decline. See "Use of Proceeds."

THE PURCHASERS IN THE OFFERING WILL IMMEDIATELY EXPERIENCE SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE.

     The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after the offering. As a result, purchasers of shares will experience immediate and
substantial dilution of approximately $     in net tangible book value per
share, or approximately   % of the initial public offering price of $     per
share. In contrast, existing stockholders paid an average price of $     per
share.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     Upon completion of this offering, we will have      shares of common stock
outstanding. All the shares sold in this offering can be freely traded. The
remaining      shares of common stock outstanding after this offering are subject to lock-up agreements that prohibit the sale of the shares for 180 days after the date of this prospectus. Immediately after the 180 day lock-up period, of these shares will become available for sale. The remaining shares of our common stock will become available at various times thereafter upon the expiration of a one-year holding period. Sales of a substantial number of shares of common stock in the public market after this offering or after the expiration of the lock-up and holding periods could cause the market price of our common stock to decline. See "Shares Eligible for Future Sale" for a discussion of potential future sales of our common stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. You should not rely on these forward-looking statements which apply only as of the date of this prospectus. These statements refer to our future plans, objectives, expectations and intentions. We use words such as "believe," "anticipate," "expect," "will," "intend," "estimate" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of certain markets. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could contribute to these differences include those discussed in the preceding pages and elsewhere in this prospectus.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the      shares being offered by us
at an assumed initial public offering price of $     per share, after deducting
estimated underwriting discounts and commissions and estimated offering
expenses, are estimated to be $     , or $     if the underwriters'
over-allotment option is exercised in full. We expect to use the net proceeds of this offering for working capital and general corporate purposes, including repayment of approximately $9.0 million of debt in the aggregate as described below, increased spending on sales and marketing, research and development and expansion of our operational and administrative infrastructure. Specific amounts for these purposes, other than the repayment of debt, have not yet been determined. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, product lines or products. However, we have no current plans, agreements or commitments with respect to any such acquisition, and we are not currently engaged in any negotiations with respect to any such transaction. Pending these uses, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities.

     We are using a portion of the proceeds from this offering to repay two revolving loan agreements and one term loan agreement with Bank of America, N.A. These agreements with Bank of America all mature on March 31, 2000. Borrowings under the revolvers bear interest at a floating rate of prime plus 2.5% per annum. The amounts outstanding under the revolvers at December 31, 1999 were $2.3 million and $466,000. Borrowings under the term loan bear interest at a floating rate of prime plus 3.5% per annum. The amount outstanding under the term loan at December 31, 1999 was $916,667. The term loan amortizes at a rate of $83,333 per month.

     We have two term loans with Sirrom Capital Corporation, now known as Finova Capital Corporation, or Finova, each bearing interest at 13.5% per annum and each maturing on June 23, 2002. At December 31, 1999 the amounts outstanding under the Finova loans were $1.6 million and $1.75 million.

     We have two debt offerings bearing interest at 13% per annum. At December 31, 1999 the amount outstanding under the offering that will mature on March 5, 2000 was $1.2 million and the amount outstanding under the offering that will mature on July 31, 2000 was $550,000.

     In connection with the acquisition of Miram International, Inc., we assumed a promissory note bearing interest at 8% per annum and maturing on July 31, 2000. At December 31, 1999

$157,000 was outstanding under this note, which amortizes in equal installments on January 31, 2000, April 30, 2000 and July 31, 2000.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Furthermore, our loan agreements prohibit the payment of cash dividends.

                                 CAPITALIZATION

     The following table shows:

     - our actual capitalization as of September 30, 1999;

     - our capitalization as of that date on a pro forma basis to give effect to the conversion of all shares of Series C preferred stock, on a 1-to-1.3763 basis, upon completion of this offering; and

     - our capitalization on a pro forma as adjusted basis to reflect our receipt of the net proceeds from the sale of common stock offered by us
       at an assumed offering price of $     per share, and after deducting
       underwriting discounts and commissions and estimated offering expenses.

                                                                      SEPTEMBER 30, 1999
                                                              ----------------------------------
                                                                  (IN THOUSANDS, UNAUDITED)
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
Debt:
  Note payable -- Bridge loans..............................  $  1,775   $  1,775     $
  Lines of credit -- Bank of America........................     5,000      5,000
  Notes payable -- Finova...................................     3,350      3,350
  Convertible debt..........................................        85         85
  Note payable -- Moroz.....................................       157        157
  Capital leases............................................       238        238
                                                              --------   --------     --------
          Total debt........................................    10,605     10,605
Stockholders' equity (deficiency):
  Preferred stock, $0.01 par value; 15,000,000 shares
     authorized; 2,500 shares of which are designated Series
     A preferred stock, none of which are issued and
     outstanding, 6,886 shares of which are designated
     Series B preferred stock, none of which are issued and
     outstanding, 4,500,000 shares of which are designated
     Series C preferred stock, 1,166,358 of which are issued
     and outstanding........................................        12         --
  Common stock $0.01 par value; 100,000,000 shares
     authorized; 11,232,172 issued and outstanding;
     12,837,430 issued and outstanding pro forma;
     issued and outstanding pro forma as adjusted...........       112        128
Additional paid-in capital..................................    41,192     41,188
Accumulated deficit.........................................   (43,596)   (43,596)
Foreign currency translation adjustment.....................        27         27
                                                              --------   --------     --------
Net stockholders' equity (deficiency).......................    (2,253)    (2,253)
                                                              --------   --------     --------
          Total capitalization..............................  $  8,352   $  8,352
                                                              ========   ========

     The number of shares of capital stock referenced above excludes: (1) 286,567 shares of common stock which may be issued upon the exercise of currently outstanding vested options issued under the 1996 Plan; (2) options to purchase 264,396 shares of common stock outside the 1996 Plan at $1.76 per share; and (3) warrants to purchase 5,172,778 shares of common stock at a weighted average exercise price of $1.63 per share. See "Capitalization," "Management -- Amended and Restated 1996 Long Term Incentive Plan" and note 11 to our consolidated financial statements. See notes 10 and 11 to our consolidated financial statements for more information regarding our equity structure.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding shares of common stock.

     Our pro forma net tangible book value at September 30, 1999, was
approximately $     million, or $     per share, based on      shares of our
common stock outstanding after giving effect to the conversion of all outstanding shares of our Series C preferred stock into common stock, on a 1-to-1.3763 basis, upon the closing of this offering.

     After giving effect to the sale of the      shares of common stock by us at
the assumed initial public offering price of $     per share (less the
underwriting discounts and commissions and estimated offering expenses payable by us), our pro forma as adjusted net tangible book value at September 30, 1999,
would be $     million, or $     per share. This represents an immediate
increase in the pro forma as adjusted net tangible book value of $     per share
to existing stockholders and an immediate dilution of $     per share to new
investors, or approximately   % of the initial public offering price of $
per share.

     The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $
  Net tangible book value per share before the offering.....  $
  Increase per share attributable to new investors..........
                                                              ------
Pro forma net tangible book value per share after the
  offering..................................................
                                                                       ------
Dilution per share to new investors.........................           $
                                                                       ======

     The following table summarizes, on a pro forma basis as of September 30, 1999, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid:

                                      SHARES PURCHASED     TOTAL CONSIDERATION    AVERAGE
                                    --------------------   -------------------   PRICE PER
                                      NUMBER     PERCENT    AMOUNT    PERCENT      SHARE
                                    ----------   -------   --------   --------   ---------
Existing stockholders.............  12,837,431        %    $40,894         %       $3.19
New investors.....................
                                    ----------     ---     -------      ---
          Totals..................                 100%    $            100%
                                    ----------     ---     -------      ---

     The information in the table is based upon the initial public offering
price of $     per share before deducting underwriting discounts and commissions and offering expenses payable by us. The information concerning existing stockholders is based on the number of shares of common stock outstanding on September 30, 1999 and gives effect to the conversion of all outstanding shares of Series C preferred stock into common stock, on a 1-to-1.3763 basis, upon completion of this offering. The information presented with respect to existing stockholders excludes as of September 30, 1999: (1) 754,252 shares subject to outstanding options and 1,745,748 shares available for future option grants under our 1996 Plan; (2) 264,396 shares subject to non-plan options; and (3) 3,165,359 shares subject to warrants to purchase common stock. The issuance of common stock in connection with the exercise of these options and warrants will result in further dilution to new investors. See notes 10 and 11 to our consolidated financial statements for more information regarding our equity structure.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial data should be read together with our consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other information contained in this prospectus. The selected financial data presented below under the captions "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" for, and as of December 31, 1996, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants. The financial statements as of December 31, 1996, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, and the report thereon, are included elsewhere in this prospectus. We derived the consolidated financial data for the period ended December 31, 1995 from our unaudited financial statements that are not included in this prospectus. The selected data presented below for the nine months ended September 30, 1998 and 1999, and as of September 30, 1998 and 1999, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments necessary to present fairly in all material respects the information in those statements.

                                                                                                     NINE MONTHS
                                                     MAY 5,                                             ENDED
                                                 (INCEPTION) TO     YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                  DECEMBER 31,    ----------------------------   -------------------
                                                      1995         1996      1997       1998       1998       1999
                                                 --------------   -------   -------   --------   --------   --------
                                                  (UNAUDITED)                                        (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales......................................      $ 118        $ 5,669   $12,744   $ 21,072   $ 18,107   $ 10,162
Cost of sales..................................         82          4,452    12,858     23,530     19,269      8,809
                                                     -----        -------   -------   --------   --------   --------
Gross profit (loss)............................         36          1,217      (114)    (2,458)    (1,162)     1,353
Operating expenses:
  General and administrative...................        283          1,978     1,907      4,446      2,710      2,879
  Research and development.....................        159            711     2,951      4,361      2,614      2,617
  Marketing and sales..........................        385            535     2,625      5,131      3,137      3,672
                                                     -----        -------   -------   --------   --------   --------
        Total operating expenses...............        827          3,224     7,483     13,938      8,461      9,168
                                                     -----        -------   -------   --------   --------   --------
Loss from operations...........................       (791)        (2,007)   (7,597)   (16,396)    (9,623)    (7,815)
Other expense (income):
  Interest expense, net........................         (3)           112       676      1,638      1,142      5,585
  Other, net...................................         --             (7)      502         (1)         7         (6)
                                                     -----        -------   -------   --------   --------   --------
Loss before provision for income taxes.........       (788)        (2,112)   (8,775)   (18,033)   (10,772)   (13,394)
Provision for income taxes(a)..................         --             --        --         --         --         --
                                                     -----        -------   -------   --------   --------   --------
Net loss before preferred dividends............       (788)        (2,112)   (8,775)   (18,033)   (10,772)   (13,394)
Cumulative dividends on Series B preferred
  stock........................................         --           (160)       --         --         --         --
                                                     -----        -------   -------   --------   --------   --------
Net loss attributable to common stockholders...      $(788)       $(2,272)  $(8,775)  $(18,033)  $(10,772)  $(13,394)
                                                     =====        =======   =======   ========   ========   ========
Loss per share(b):
  Basic........................................      $(0.19)      $ (0.54)  $ (1.66)  $  (2.18)  $  (1.32)  $  (1.44)
                                                     =====        =======   =======   ========   ========   ========
  Diluted......................................      $(0.19)      $ (0.54)  $ (1.66)  $  (2.10)  $  (1.28)  $  (1.24)
                                                     =====        =======   =======   ========   ========   ========
Weighted average common shares outstanding(b):
  Basic........................................      4,070          4,199     5,277      8,271      8,137      9,324
                                                     =====        =======   =======   ========   ========   ========
  Diluted......................................      4,070          4,199     5,301      8,586      8,437     10,768
                                                     =====        =======   =======   ========   ========   ========

                                                                    DECEMBER 31,                     SEPTEMBER 30,
                                                     ------------------------------------------   -------------------
                                                        1995        1996      1997       1998       1998       1999
                                                     -----------   -------   -------   --------   --------   --------
                                                     (UNAUDITED)                                      (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..........................     $ 352      $   290   $ 2,216   $  2,433   $  3,035   $  1,268
Working capital (deficit)..........................       424          388     1,928     (3,190)        13     (2,483)
Total assets.......................................       815        4,380    12,250     12,735     15,696     12,053
Long-term debt, less current installments..........        --        1,168     3,919      3,587      5,658      3,416
Total stockholders' equity (deficiency)............       568          607       430     (3,496)    (1,956)    (2,253)

------------

(a) During August 1996, Mobility was converted from a limited liability corporation to a C-corporation. As a limited liability company, we were not subject to income taxes.

(b) See note 21 to our consolidated financial statements for an explanation of the determination of the number of shares and share equivalents used in computing per share amounts.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read together with "Selected Consolidated Financial Data" and our consolidated financial statements and notes thereto contained in this prospectus. This discussion and analysis contains certain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     In the first quarter of 1998 we began to pursue a technology that would enable us to create a new universal docking product category which allows portable computer users to configure a flexible, high performance docking solution that is compatible with essentially all makes and models of portable computers. The fundamental technology that we developed has far reaching applications. In the first quarter of 1999, we changed our overall business strategy to pursue the application of our Split Bridge(TM) technology as our primary focus.

     Mobility was founded in May 1995 to develop products for the portable computer market. Initial sales were generated primarily from reselling third-party power products. In mid-1996 we began manufacturing and shipping our first port replicator and monitor stand products to Toshiba. During 1997 we expanded our product offering to include port replicators for other computer original equipment manufacturers, or OEMs, to meet the growing end user demand for such products. Sales grew from $118,000 in 1995, to $5.7 million in 1996, to $12.7 million in 1997 and $21.1 million in 1998. Net losses increased from $788,000 in 1995, to $2.1 million in 1996, to $8.8 million in 1997 and $18.0 million in 1998.

     After reviewing our financial performance relative to the mechanical port replicator product line, we determined that we needed to discontinue this product line. The then available technology required each port replicator to be unique to each portable computer. It typically took two months to design a unit and an additional month to ramp up production and have product available in the market. Lifecycles of portable computers vary, but they average approximately nine months. With one-third of the lifecycle consumed in design and production ramp up, it was difficult to generate sufficient unit volume over the remaining life of the portable computer to amortize the design and tooling costs. In addition, once the portable computer was replaced in the market by a new model, we faced the economic issues associated with the distribution channel's return of unsold product. This resulted in obsolete inventory, as the unit was model specific to the discontinued portable computer.

     In December 1998, we booked reserves for inventory obsolescence, product returns and tooling equipment impairment. An additional inventory reserve was established in the amount of $4.1 million, unamortized tooling in the amount of $275,000 was written off and a reserve for product returns was established in the amount of $200,000.

     The product line abandonment plan called for an immediate stop to mechanical port replicator development. The engineering staff supporting this activity was dismantled in the first quarter of 1999. The port replicator product offering was reduced to the finished goods on hand and the build out of existing component inventory. The final build was completed in July 1999, and we have continued to sell out of finished goods inventory throughout the year ended December 31, 1999.

     The product line abandonment plan assumed a migration from the mechanical port replicator product offering to a universal line of docking stations, which are not unique to each portable computer. Universal docking stations are a natural application for the Split

Bridge(TM) technology. These docking stations will represent the first commercial application of the technology. A line of products was designed around our leading edge Split Bridge(TM) technology and existing USB technology. The universal nature of the product line overcomes the issues that made the mechanical port replicator financially unviable. Specifically, the products are not model specific to portable computers and therefore provide leverage to the engineering and tooling cost. In addition, the product is compatible with virtually all PCI-based computers, which eliminates the inventory obsolescence issues, as the products will be compatible with new portable computer models into the foreseeable future.

     We also evaluated our basic business strategy relative to the power products and monitor stand product lines and determined that a fundamental change was required. During the first half of 1999, we implemented a manufacturing strategy that migrated in-house production to contract manufacturers in Taiwan. This strategy was implemented in September 1999. The outsourcing of manufacturing allows us to concentrate our efforts on technological development and application.

     As a result of the two aforementioned actions, we have experienced significant improvement in gross margins in the third quarter of 1999. The new universal connectivity product line has been set up to use a contract manufacturing partner in Malaysia and the cost of net sales is predictable based upon committed price quotations.

     We sell our products directly to OEMs and the retail channel, as well as through distributors. We have also established a few select worldwide private label accounts, most notably IBM, NEC and Targus. A substantial portion of our sales are concentrated among a number of OEMs, including Compaq, Dell, Hewlett-Packard, IBM, NEC, Targus and Toshiba. Direct sales to OEMs accounted for 54.3% of net sales in the nine months ended September 30, 1999. Direct sales to OEMs have declined as a percentage of sales as we have expanded our channels of distribution in the United States to include distributors and resellers. We expect that we will continue to be dependent upon a number of OEMs for a significant portion of our net sales in future periods, although no OEM is presently obligated to purchase a specified amount of products.

     A portion of our sales to distributors and resellers is generally under terms that provide for certain stock balancing return privileges and price protection. Sales to this channel have increased and are expected to further increase significantly. Accordingly, we make a provision for estimated sales returns and other allowances related to those sales. Historical returns, which have been netted in the sales presented herein, have been approximately 6.0% of sales. The major distributors are allowed to return up to 15.0% of their prior quarter's purchases under the stock balancing programs, provided that they place a new order for equal or greater dollar value of the stock balancing return. Historically, the returns have been primarily mechanical port replicators that are associated with portable computers that have been replaced in the market. It is anticipated that the return activity will diminish significantly due to the nature of the universal connectivity station and the reduced obsolescence issues.

     We derive a significant portion of our sales outside the United States, principally in France, Germany and the United Kingdom, to OEMs, retailers and a limited number of independent distributors. On October 1, 1999 we sold our international sales subsidiaries in France, Germany and the United Kingdom for nominal value to Cameron Wilson, our then current president. Mr. Wilson has resigned from Mobility to develop these former subsidiaries into an independent representative agency that will market our products exclusively in Europe. International sales accounted for approximately 19.0% of our net sales for the nine months ended September 30, 1999. We expect sales outside the United States to continue to account for a large portion of our net sales. International sales are generally denominated in the currency of our foreign customers. A decrease in the value of foreign currencies relative to the U.S. dollar could result in a significant decrease in U.S. dollar sales received by us for our international sales. We recognized net foreign exchange gains of approximately $25,403 in the nine months ended September 30, 1999. We have not engaged in hedging transactions with respect to our net foreign currency exposure. To the extent that we implement hedging activities in the future with respect to foreign currency transactions, there can be no assurance that we will be successful in such hedging activities.

     Various factors have in the past affected and may continue in the future to affect our gross profits, including but not limited to, our product mix, lower volume production and higher fixed costs for newly introduced product platforms and technologies, market acceptance of newly introduced products and the position of our products in their respective lifecycles. The initial stages of our product introductions are generally characterized by lower volume production which is accompanied by higher costs, especially for specific products which are initially purchased in small volumes during the development lifecycle.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated financial data for the periods indicated expressed as a percentage of net sales for the periods indicated:

                                                     PERCENTAGE OF NET SALES
                                             ---------------------------------------
                                                                       NINE MONTHS
                                                  YEAR ENDED              ENDED
                                                 DECEMBER 31,         SEPTEMBER 30,
                                             ---------------------   ---------------
                                             1996    1997    1998     1998     1999
                                             -----   -----   -----   ------   ------
                                                                       (UNAUDITED)
Net sales..................................  100.0%  100.0%  100.0%   100.0%   100.0%
Cost of sales..............................   78.5   100.9   111.7    106.4     86.7
                                             -----   -----   -----   ------   ------
  Gross profit (loss)......................   21.5    (0.9)  (11.7)    (6.4)    13.3
Operating expenses:
  General and administrative...............   34.9    15.0    21.1     15.0     28.3
  Research and development.................   12.6    23.1    20.7     14.4     25.8
  Marketing and sales......................    9.4    20.6    24.3     17.3     36.1
                                             -----   -----   -----   ------   ------
          Total operating expenses.........   56.9    58.7    66.1     46.7     90.2
                                             -----   -----   -----   ------   ------
     Loss from operations..................  (35.4)  (59.6)  (77.8)   (53.1)   (76.9)
Other expense:
  Interest expense, net....................    1.9     5.3     7.8      6.3     54.9
  Other, net...............................     --     3.9      --       --       --
                                             -----   -----   -----   ------   ------
     Loss before provision for income
       taxes...............................  (37.3)  (68.8)  (85.6)   (59.4)  (131.8)
Provision for income taxes.................     --      --      --       --       --
                                             -----   -----   -----   ------   ------
          Net loss.........................  (37.3)% (68.8)% (85.6)%  (59.4)% (131.8)%
                                             =====   =====   =====   ======   ======

  Nine Months Ended September 30, 1999 and 1998 (unaudited)

     Net sales. Net sales consist of sales of product net of returns and allowances. We recognize sales at the time goods are shipped and maintain a reserve for stock rotation transactions with the distribution channel. Net sales declined 43.9% to $10.2 million for the nine months ended September 30, 1999 from $18.1 million for the nine months ended September 30, 1998. There were several factors that contributed to the sales decline. We elected to migrate out of the mechanical port replicator business. Sales in 1999 were limited to existing products, as all new mechanical port replicator product development was terminated in the first quarter of 1999. We also terminated our exclusive distribution arrangement with Extended Systems in July 1998 and initiated relationships directly with the distribution channel. The volume sold through the distribution channel was ramping in the first quarter of 1999 after relationships were established in the fourth quarter of 1998. In addition, we had changed from in-house manufacturing to contracted manufacturing. Product availability was negatively impacted during the implementation of this transition.

     Gross profit. Our cost of sales consists primarily of costs associated with components, outsourced manufacturing and in-house labor associated with assembly, testing, packaging, shipping, quality assurance, depreciation of equipment and indirect manufacturing costs. Cost of sales for the nine months ended September 30, 1999 decreased 54.3% to $8.8 million from $19.3 million for the nine months ended September 30, 1998. The decrease in cost of sales was primarily the result of the volume decrease in net sales. Gross profit (loss) increased to 13.3% of net sales for the nine months ended September 30, 1999 from (6.4)% of net sales for the nine months ended September 30, 1998. The gross profit for the period ended September 30, 1998 was adversely affected by inventory reserve increases to reflect obsolescence issues with the mechanical port replicator dock product line. Although improved as a percent of net sales, the gross profit for the period ended September 30, 1999 was adversely affected by a reduction in sales volume, which caused manufacturing overhead to be underabsorbed, and the additional initial costs incurred as the shift to contract manufacturing was implemented.

     General and administrative. General and administrative costs consist of salaries and other personnel related costs of our finance, human resources, MIS, corporate development and other administrative personnel, professional fees, bad debt, depreciation and amortization and related expenses. General and administrative costs increased 6.2% to $2.9 million for the nine months ended September 30, 1999 from $2.7 million for the nine months ended September 30, 1998. The cost increase was attributed to increases in our European expenses which were partially offset by staffing cuts in the United States implemented due to the decline in sales volume. We expect general and administrative costs to increase in the future, in particular as we incur higher legal, accounting and other expenses associated with being a public company.

     Research and development. Research and development expenses generally consist of salaries and other personnel related costs, facilities, outside consulting, lab costs and travel related costs of our new product development group. Research and development expenses were $2.6 million for each of the nine months ended September 30, 1998 and 1999. Expenses increased significantly in the product development efforts in connection with Split Bridge(TM) technology and its application to the universal docking product line. Research and development expenses associated with mechanical port replicator products were phased out in the first quarter of the nine month period ended September 30, 1999. We expect engineering costs to increase in the future as we continue to develop next generation chips aimed to keep us at the leading edge of universal docking and remote PCI bus applications.

     Marketing and sales. Marketing and sales costs generally consist of salaries, commissions and other personnel related costs of our sales, marketing and support personnel, advertising, public relations, promotions, printed media and travel. Marketing and sales expenses increased 17.1% to $3.7 million for the nine months ended September 30, 1999 from $3.1 million for the nine months ended September 30, 1998. The increase in cost was primarily due to the launch costs and packaging development cost for the universal docking product line. We also incurred incremental expenses to establish direct relationships with the U.S. distribution channels. We expect marketing and sales costs to continue to increase in the future as we continue to launch new product lines and as sales increase.

     Interest expense, net. Interest expense consists of interest on our bank revolving lines of credit as well as our subordinated debt and convertible debentures, partially offset by interest earned on our cash balances and short-term investments. We also issued convertible bridge loan debt that included warrants. In connection with the offering of Bridge Promissory Notes in March and July 1999, we recorded a charge for deferred loan expense of $5.4 million relative to such warrants. Based upon normal amortization or the conversion of the underlying debt, we expensed $4.7 million related to these and other warrants for the nine months ended September 30, 1999. The warrants are amortized over the life of the loan and recorded as interest expense upon conversion. Interest expense increased by 389.1% to $5.6 million for the nine months ended September 30, 1999 from $1.2 million for the nine months ended September 30, 1998. The increase was primarily due to the non-cash expense associated with amortization of the bridge loan warrants which totaled $4.7 million in the nine months ended September 30, 1999. We expect to pay down substantially all of our debt with the proceeds of the offering.

     Income taxes. We have incurred losses from inception to date; therefore, no provision for income taxes was required for the nine months ended September 30, 1999 or 1998.

  Years Ended December 31, 1998 and 1997

     Net sales. Net sales increased 65.3% to $21.1 million for the year ended December 31, 1998 from $12.7 million for the year ended December 31, 1997. The increase in net sales for the year ended December 31, 1998 was mainly due to the expansion of our product offering of mechanical port replicators and docking stations.

     Gross profit. Cost of sales for the year ended December 31, 1998 increased 83.0% to $23.5 million from $12.9 million for the year ended December 31, 1997. The increase was due to the overall increase in sales volume and a product mix shift to mechanical port replicators that had higher component costs and start up issues. An inventory reserve in the amount of $4.1 million was recorded in the year ended December 31, 1998, reflective of the excess and obsolete inventory and the write-off associated with our decision to discontinue the mechanical port replicator product line. The short lifecycles of the mechanical port replicators generated a significant obsolescence exposure for components and finished goods which are returned under the stock balancing contract provision with the major channel distributors. The gross profit (loss) percent declined to (11.7)% of net sales for the year ended December 31, 1998 from (0.9)% of net sales for the year ended December 31, 1997.

     General and administrative. General and administrative expenses increased 133.1% to $4.4 million for the year ended December 31, 1998 from $1.9 million in the year ended December 31, 1997, which represents 21.1% of net sales in 1998 and 15.0% of net sales in 1997. The cost increase was attributed to staffing and infrastructure additions to support the higher sales volume and anticipated launch of the universal connectivity products.

     Research and development. Research and development expenses increased 47.8% to $4.4 million for the year ended December 31, 1998 from $3.0 million in the year ended December 31, 1997, which included purchased research and development of $965,000 and which represents 20.7% of net sales in the year ended 1998 and 23.1% of net sales in the year ended 1997. The increased expense was the result of increased activity on the Split Bridge(TM) technology program.

     Marketing and sales. Marketing and sales expense increased 95.5% to $5.1 million for the year ended December 31, 1998 from $2.6 million in the year ended December 31, 1997. In 1998 we canceled our distribution agreements with Extended Systems, Inc. and developed the internal infrastructure to distribute our products directly through the established U.S. distribution channels. This was done to eliminate the second layer of distribution cost that put pressure on gross profit margins. We also increased sales and marketing expenses in anticipation of the launch of the universal connectivity station products based upon the Split Bridge(TM) technology. The delay in the ASIC development resulted in a twelve month delay in the launch program.

     Interest expense. Interest expense increased 142.3% to $1.6 million for the year ended December 31, 1998 from $676,000 for the year ended December 31, 1997. The increase was due to increases in the outstanding debt balance and the amortization of deferred loan costs related to warrants issued in conjunction with debt.

     Income taxes. We have incurred losses from inception to date; therefore, no provision for income taxes was required for the years ended December 31, 1998 or 1997.

  Years Ended December 31, 1997 and 1996

     Net sales. Net sales increased 124.8% to $12.7 million for the year ended December 31, 1997 from $5.7 million for the year ended December 31, 1996. The increase in net sales for the year ended December 31, 1997 was mainly due to the introduction of new products in our port replicator product line, as well as increased sales for our existing products.

     Gross profit. Cost of sales for the year ended December 31, 1997 increased 188.8% to $12.9 million from $4.5 million for the year ended December 31, 1996. This increase was due to higher costs of sales in 1997 for new product platform and technology introductions, higher overhead expenses, as well as an incremental $677,000 increase in the provision for inventory losses, primarily related to many startup issues, and the impact of one new technology program, which represented 19.2% of 1997 sales and which provided no margin. The gross profit (loss) declined to (0.9)% of net sales for the year ended December 31, 1997 from $1.2 million, or 21.5% of net sales for the year ended December 31, 1996.

     General and administrative. General and administrative expenses decreased 3.6% to $1.9 million for the year ended December 31, 1997 from $2.0 million for the year ended December 31, 1996, which represented 15.0% and 34.9% of net sales, respectively. The expense decrease was attributable to minor staffing and infrastructure reductions.

     Research and development. Research and development expenses increased 315.0% to $3.0 million for the year ended December 31, 1997 from $711,000 for the year ended December 31, 1996, which represented 23.1% and 12.6% of net sales, respectively. The increase in costs was due largely to a $1.0 million charge in the third quarter of 1997 due to the write-off of in-process research and development costs related to the Miram acquisition and the development of new product offerings, in particular the universal connectivity products.

     Marketing and sales. Marketing and sales expenses increased 390.7% to $2.6 million for the year ended December 31, 1997 from $535,000 for the year ended December 31, 1996, which represented 20.6% and 9.5% of net sales, respectively. The increase in costs was largely due to the launch of new products during the period, as well as the costs of building a sales and product management organization to supplement our distribution channels in the United States.

     Interest expense. Interest expense increased 503.6% to $676,000 for the year ended December 31, 1997 from $112,000 for the year ended December 31, 1996. The increase was due to an increase in the outstanding balance of our debt and amortization of deferred loan costs related to warrants issued in connection with certain debt.

     Income taxes. We have incurred losses from inception to date, therefore, no provision for income taxes was required for the year ended December 31, 1997 or 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have funded our operations primarily through debt and equity financing, as the cost of our operating activities has exceeded our sales. Our operating activities used cash of $8.9 million, $12.9 million and $11.2 million for the years ended

December 31, 1997 and 1998 and the nine months ended September 30, 1999, respectively. All references in this section to dates subsequent to December 31, 1998 are unaudited. The increased cash used in operations was primarily due to our increased operating losses.

     Our financing activities generated cash of $11.6 million, $14.1 million and $10.1 million for the years ended 1997 and 1998 and the nine months ended September 30, 1999, respectively. In March 1999 we issued an aggregate of $3.5 million of 13% Bridge Promissory Notes, which are due and payable in March, 2000, and issued warrants for the purchase of 1,050,000 shares of common stock. In June 1999 $2.3 million of the Bridge Notes were converted to common stock at a price of $4.00 per share. In June through August 1999 we issued an additional aggregate of $3.7 million of 13% Bridge Promissory Notes and issued warrants of the purchase of 898,400 shares of common stock. $3.2 million of these Bridge Notes were immediately converted to common stock at a price of $4.00 per share. The balance are due and payable in July 2000. In November 1998 through January 1999 we sold 827,209 shares of Series C preferred stock for an aggregate of approximately $5 million in a private placement. In April and May 1998 we sold 1,485,000 shares of common stock for an aggregate of $8.5 million in a private placement, and in September 1997 we sold 2.5 million shares of common stock for an aggregate of $10.0 million and issued warrants to purchase an additional 625,000 shares of common stock in a private placement. In late 1996 and early 1997 we issued an aggregate of approximately $2.2 million of 12% convertible debentures. In December 1998 approximately $2.1 million of the convertible debentures were converted to common stock at a price of $3.86 per share. We also issued an aggregate of $3.4 million of 13.5% Secured Promissory Notes to Finova in June 1997 and March 1998 (the "Finova Notes"), which are due and payable on June 23, 2002. In connection with the issuance of the Finova Notes, we issued warrants to Finova which are currently exercisable for an aggregate of 418,124 shares of common stock at an exercise price of $0.01 per share (the "Finova Warrants"). The unconverted portion of the convertible debentures and the Finova Notes will be repaid with part of the proceeds of this offering.

     Our investing activities used cash of $805,000, $903,000 and $91,000 for the years ended 1997 and 1998 and the nine months ended September 30, 1999, respectively. From inception through September 30, 1999, cash used in investing activities was primarily used for capital purchases, including tooling and capital leases.

     Our cash and cash equivalents decreased to $1.3 million at September 30, 1999, compared to $2.4 million at December 31, 1998 and $2.2 million at December 31, 1997. Our net working capital (deficit) at those same dates was $(2.4 million), $(3.2 million) and $1.9 million, respectively. At September 30, 1999 our primary source of liquidity other than our cash and cash equivalents were our foreign and domestic lines of credit with Bank of America totaling $5.0 million. At September 30, 1999 the $4.5 million domestic line of credit and the $750,000 foreign line of credit had outstanding balances of approximately $4.3 million and $0.7 million, respectively, bearing interest at 1.5% plus the bank's corporate base rate (9.75% at September 30, 1999) per annum, payable monthly. Advances under both lines are limited to a percentage of eligible accounts receivable and inventory and are secured by our accounts receivable, inventory and property and equipment. The foreign line of credit is guaranteed by the U.S. Export-Import Bank, and both lines of credit are also guaranteed by certain of our stockholders. See "Certain Transactions." The outstanding balances of both lines of credit will be repaid with part of the proceeds of this offering.

     At December 31, 1998 we had $11.8 million of federal net operating loss carryforwards which expire at various dates. We anticipate that the sale of common stock in this offering coupled with prior sales of common stock will cause an annual limitation on the use of its net operating loss carryforwards pursuant to the change in ownership provisions of Section 382 of the Internal Revenue Code of 1986, as amended. This limitation is expected to have a material effect on the timing of our ability to use the net operating loss carryforward in the future. Additionally, our ability to use the net operating loss carryforward is dependent upon our level of profitability, which cannot be determined.

     We believe that our existing sources of liquidity and net proceeds to us from this offering will be sufficient to satisfy our expected working capital, debt repayment requirements and capital expenditures needs for at least the next 12 months.

YEAR 2000 READINESS

     In preparation for the year 2000, we engaged in efforts to ensure that our products and business systems properly recognize date-sensitive information in the year 2000 and beyond. These efforts and their costs are described below. We have not experienced any significant "year 2000 problems" with our products and business systems and do not expect that we will do so in the future.

     State of Readiness. In 1999 we hired outside consultants to audit and assess the ability of our hardware and software systems to operate properly in the year 2000 and beyond. We investigated the year 2000 readiness of our software, hardware and other significant vendors by requiring them to complete questionnaires and submit internal year 2000 plans to insure no disruption would occur in our supply chain. To date we have not encountered any material year 2000 issues or significant disruptions to our operations.

     Cost of Assessment and Remediation. We have incurred direct costs of less than $100,000 in assessing and remediating year 2000 problems, and we do not expect to spend more than $100,000 in the aggregate to complete the process.

     Risks. We could be exposed to a loss of revenues and our operating expenses could increase if our products or business systems have year 2000 problems. Our potential areas of exposure include products purchased from third parties, information technology, including computers and software, and non-information technology, including telephone systems and other equipment used internally. The reasonably likely worst case scenario for year 2000 problems would be if a significant defect exists in key hardware or software and if a solution for such a problem were not immediately available.

     Contingency Plan. Although we have not experienced any year 2000-related problems affecting our internal systems, we have developed contingency plans to be implemented if our efforts to identify and correct year 2000 problems are not effective. Depending on the systems affected, these plans include:

     - accelerated replacement of affected equipment or software;

     - short to medium-term use of back-up equipment and software or other redundant systems; and

     - increased work hours for our personnel or the hiring of additional information technology staff.

     The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements. Our ability to achieve year 2000 compliance, and the level of incremental costs associated with compliance, could be adversely affected by, among other things, the availability and cost of external resources, third party suppliers' ability to modify proprietary software and unanticipated problems not identified in our ongoing review.

INFLATION

     Increases in inflation generally result in higher interest rates and operating costs. Higher interest rates on our borrowings would decrease the profitability of our existing portfolio. We intend to retire our existing debt with the proceeds of this offering thus limiting our exposure to increases in interest rates. Our largest cost exposure is cost of net sales on product sales. These costs are incurred with contract manufacturers on a fixed cost basis. To date we believe that inflation has not had a significant impact on our operations.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred. Prototype and beta site units are also expensed. Production tooling and fixtures are capitalized. Tooling and fixturing costs are accumulated as a prepaid asset in the financial statements until the associated products are launched into production. At that time the accumulated costs begin to amortize to expense over the estimated useful life of the tool or fixture or the estimated life of the product, whichever is shorter.

MARKET RISK

     To date we have not utilized derivative financial instruments or derivative commodity instruments. We do not expect to employ these or other strategies to hedge market risk in the foreseeable future. We invest our cash in money market funds, which are subject to minimal credit and market risk. We believe that the market risks associated with these financial instruments are immaterial.

     Our revolving lines of credit and certain other debt obligations are subject to variable rate interest which could be adversely affected by increases in rates, however, our intent is to pay off our debt from a portion of the proceeds of this offering, which should minimize this interest rate risk.

     Most of our revenues are realized currently in U.S. dollars and are from customers primarily in the United States. Therefore, we do not believe that we currently have any significant direct foreign currency exchange rate risk.

                                    BUSINESS

THE COMPANY

     Mobility Electronics designs, develops and markets connectivity and remote peripheral component interface, or PCI bus, technology and products for the computer industry and for a broad range of related embedded processor applications. The PCI bus is the electrical transmission path linking the computer's central processing unit with its memory and other peripheral devices, such as modems, disk drives and local area networks, or LANs. Our proprietary Split Bridge(TM) technology consists of a Split Bridge(TM) link, typically two customized semiconductors, known as application-specific integrated circuits, or ASIC chips, two connectors and a high-speed, bi-directional cable. Our technology for the first time allows the primary PCI bus of any computer to be extended to a remote location with virtually no software or performance degradation and enables architectural designs of computer systems and applications that previously were not feasible. Unlike traditional communication protocols such as Universal Serial Bus, or USB, IEEE 1394, Ethernet and small computer systems interface, or SCSI, Split Bridge(TM) offers a combination of:

     - high performance, bi-directional gigabit speeds;

     - plug and play ease of use with no unique software requirements;

     - flexible architectural design choices;

     - minimal special size, heat and power requirements; and

     - cost effective pricing.

     Since Split Bridge(TM) technology extends the PCI bus, it can also accommodate any of the traditional communication protocols in the remote location as if they are attached to the primary PCI bus.

     Split Bridge(TM) technology is suitable for many applications, including universal docking stations for portable and handheld computers, and potentially desktop expansion, servers, routers, keyboard-video-mouse, or KVM, switches, business machines, such as copiers and printers, test equipment, modular computers and other applications that could benefit from extending the PCI bus.

     Our first major application for Split Bridge(TM) technology is the creation of a new universal docking product category which allows portable computer users to configure a flexible, high performance docking solution that meets their individual needs, and more importantly, is compatible with essentially all makes and models of portable computers.

     Our Split Bridge(TM) technology won PC Week's "Best New Technology" award at the fall 1999 COMDEX trade show, and our flagship EasiDock(TM) 3000 universal docking product was runner-up for the Byte.com "Best New Peripheral Award" at the fall 1999 COMDEX show, the world's largest information technology event in the computer industry. Our Split Bridge(TM) technology and its universal docking application have also been selected as one of seven nominees for the "Technology Achievement of the Year Award" at the Mobile Insights 2000 Conference to be held in March 2000. Mobile Insights is a professional services company that focuses on the mobile computing and data communications market.

     In addition to our Split Bridge(TM) technology products, we also design, develop and market a range of connectivity and power products for portable computers. Our current major customers include Buy.com, Compaq, CompUSA, Gateway, Hewlett-Packard, Hitachi, IBM, Ingram Micro, Merisel, Microwarehouse, Mitsubishi Electronics, NEC, Pinacor, Targus, Tech Data and Toshiba.

INDUSTRY BACKGROUND

  PCI Computer Architecture

     Today the most prevalent computer architecture, which is incorporated into virtually all computer systems and in many related embedded processor applications, uses the PCI bus. However, the PCI bus has a number of key limitations, most notably a constraint on the number of lines, or circuits, and loads that can be attached to it. Historically, these limitations have been mitigated to some extent by attaching a bridge chip to the PCI bus, which in turn permits a number of additional loads or peripherals to be attached to a secondary PCI bus, which is also connected to the bridge chip. This procedure has the major limitation of requiring the secondary PCI bus to be located on the main PCI bus printed circuit board, or PCB, or attached physically by a connector which enables extension of the secondary PCI bus to a maximum of approximately three inches from the PCB. Consequently, the industry today faces a number of physical and electrical constraints when designing a computer system, and has been unable to move the secondary PCI bus more than a few inches from the primary PCI bus. Additionally, traditional communication protocols, which attempt to address these limitations, have numerous disadvantages since they generally require a processor, extensive software and other related items.

  Universal Docking

     The portable computer market, which is the fastest growing segment of the personal computer industry, could benefit from solutions that address the inherent limitations on PCI bus architecture. Demand in this market has been fueled by advances in computer technology and the demand for computer mobility. According to IDC, a leading industry source, the market for portable computers, excluding handheld devices, is expected to grow at a compounded annual growth rate of 13.8% from 15.5 million units in 1998 to approximately 29.6 million units in 2003. In addition, IDC forecasts that the handheld market will grow at a compounded annual growth rate of over 39.8% from 6.6 million units in 1998 to approximately 35.2 million units by 2003. Along with this unit growth, there is an increasing dependence on portable computers. IDC reported that 74% of all notebook computers sold in 1997 served as the user's primary computer.

     Coupled with this trend toward portability, there has been an increased demand for computers that are smaller and lighter but have processing functionality similar to that of the traditional desktop computer. To meet this demand, there has been an increased use of peripheral and external devices such as hard drives, CD-ROM drives, networking connections, printers, tape backup units and USB devices which enable the core laptop to be smaller and lighter. To make these smaller and lighter computers more convenient to use in the office and home, port replicators and docking stations have been developed to allow users to connect to networks, peripheral devices and external power sources, providing users with all of the features and functionality of a traditional desktop computer. Port replicators are simple devices that provide users with a cable management system for peripherals such as full-sized keyboards, power cords, mice and monitors. Docking stations include basic port replicator features, as well as more advanced capabilities such as networking, PC card slots, storage devices and internal power supplies. Attaching and releasing a portable computer from a port replicator or docking station is typically a one-step procedure that takes seconds to complete compared to the burdensome task of attaching or releasing each external device separately. When a portable computer is detached from a connectivity product, all external devices connected to the connectivity product stay in place.

     To date, there has not been a provider of a standardized, complete, cost-effective, quick-to-market connectivity solution. Computer original equipment manufacturers, or OEMs, have historically designed port replicators and docking stations internally and subcontracted these products for assembly by various vendors. Because computer OEMs primarily focus on providing portable computers with the latest technological capabilities and strong price and performance characteristics, their development of port replicators and docking stations is a secondary focus and often lack state-of-the-art technology and innovation. These OEM-developed port replicators and docking stations are generally expensive, lack configuration flexibility and are often available only well after the computer model is launched. Additionally, computer OEMs generally retool each generation of portable computers and have not created standardized port replicators and docking stations that are independent of manufacturer or model.

THE MOBILITY SOLUTION

  Split Bridge(TM) Technology

     Our Split Bridge(TM) technology allows the primary PCI bus of any computer to be extended to a remote location with virtually no software or performance degradation. This technology enables architectural designs of computer systems and applications that previously were not feasible. The implementation of such new solutions can potentially include replacing current bridge chips with Split Bridge(TM) chips, integrating Split Bridge(TM) technology into other chips and technologies or using Split Bridge(TM) technology to create new products and product categories in a variety of potential applications.

     More specifically, Split Bridge(TM) technology eliminates many of the physical and electrical constraints on a primary PCI computer bus and PCB, by allowing one or more Split Bridge(TM) chips to be attached to the primary computer PCI bus, with the mating Split Bridge(TM) chips installed at a remote location along with the secondary PCI bus. Thus, all of the secondary PCI bus loads and peripherals do not need to be attached to the primary PCI bus, eliminating their respective constraints on the primary PCI bus PCB. Additionally, Split Bridge(TM) technology substantially reduces the physical space requirements on the primary PCB by eliminating the need for multiple traditional bridge chip connections and allows the connecting cable to be small and flexible.

     Split Bridge(TM) technology enables input/output devices, peripherals and other technologies to be placed in multiple remote locations. Examples include providing remote PCI expansion devices for desktop computers and integrating Split Bridge(TM) technology into KVM switches. Split Bridge(TM) technology can also potentially be used to enhance or expand the existing installed base of PCI-based computers, routers and servers. Since routers and servers are one of the fastest growing segments of the computer industry, and because they often already require multiple bridges, the growth potential for Split Bridge(TM) in the router and server segment could be quite large.

  Universal Docking

     We believe that our universal Split Bridge(TM) docking station product line will advance the state-of-the-art in docking capability by enabling the user to configure a docking system which incorporates standard docking station functionality with the user's preferred peripheral devices and PCI expansion capability. Our universal Split Bridge(TM) docking station is capable of being upgraded due to its modular design, providing the user with enhanced flexibility. Our universal docking station is designed to work with most standard notebook computers and PCI-based computing devices, regardless of the manufacturer or model.

     Our universal docking station provides end users with the flexibility to configure virtually any type of desired docking system, including the ability to convert almost any PCI-based portable computer into a full desktop system. This creates a basis for a connectivity standard for the portable computer industry, which would allow the user to replace the desktop computer with a fully integrated, customizable mobile computing system. These universal docking products also provide a range of docking options that were not previously available for many of the existing installed base of portable computers. Our solution further provides distributors, retailers and value-added resellers with the ability to carry a limited number of universal and expandable docking products, as opposed to many individual docking stations that only work with one computer model. Thus, distributors, retailers and value-added resellers can offer flexible choices to their customers and have products readily available when new computer models become available, while at the same time maintaining a limited SKU count. Finally, these products offer OEMs the ability to create a standardized docking solution for portable computer models, and to provide creative docking solutions.

TECHNOLOGY

     The heart of most computing architecture today and into the foreseeable future is the PCI bus or a derivative of PCI. A traditional PCI computer architecture together with our Split Bridge(TM) chip alternative is shown in the following figure:

[A diagram of a printed circuit board will appear here. This diagram will illustrate the ability of the Mobility Split Bridge(TM) chip to interface with a remote secondary PCI bus rather than a traditional secondary PCI bus.]

     As shown above, the primary PCI bus is typically connected to a north bridge chip, which in turn is connected to the central processing unit, or CPU, memory and advanced graphic processor, or AGP, and various peripherals such as audio peripherals, a card bus controller, LAN adapters, SCSI adapters, a bridge chip and other devices. The bridge chip then connects to a secondary PCI bus that can handle additional functions just like the primary PCI bus.

     The key limitations of traditional technology and architecture are:

     - the requirement that the primary and secondary PCI bus be on the same PCB, or be physically attached via a connector which limits the distance to approximately three inches; and

     - the limited number of allowable lines and loads on the PCI bus.

Thus, substantial expansion requires many bridges on the PCB, creating a variety of physical and loading constraints. These constraints are the reason bridges were invented in the first place, but their limitation is that they take up a load on the bus and the secondary bus is on the same PCB as the primary PCI bus. Split Bridge(TM) chips are like any other bridge chip, except they are divided into two halves separated by a high speed link. Consequentially, Split Bridge(TM) technology eliminates the requirement of having the secondary PCI bus on the primary PCI bus PCB. As a result, multiple secondary PCI buses can be created at a number of remote locations.

     The traditional and the Split Bridge(TM) approaches are shown in the figure above. While a traditional bridge chip has many lines in and out of the chip, typically over 60, on the same PCB, with Split Bridge(TM) technology, these lines are reduced to 4, sent over a high-speed link at gigabit speed and returned to the full number of lines at the remote PCI bus location. An additional benefit of this technology is that it is transparent to software. No operating system or device drivers are required since we actually move the PCI bus. Thus, Split Bridge(TM) technology can replace traditional bridge chips in many applications.

     Historically, the above limitations have been addressed by using a range of communication protocols such as USB, IEEE 1394, Ethernet and SCSI. These approaches are generally software intensive, require processors and are applicable for only certain uses since they involve moving data as opposed to extending the PCI bus. The following table illustrates the advantages of Split Bridge(TM) architecture:

                     SPLIT BRIDGE(TM) TECHNOLOGY ADVANTAGES

- Gigabit speed
- Bi-directional                           - No storage requirements
- PCI superset (transfers bus, not data)   - Minimal size, heat and power requirement
- Full PCI bus compatibility               - Highly upgradeable technology migration path
- No processor requirements                - Small, flexible cable
- No software requirement                  - Cost effective

STRATEGY

     Our objective is to be the leading provider of Split Bridge(TM) products and technology. Key elements of our strategy include:

          Leverage Technological Leadership. We intend to continue to accelerate the development of Split Bridge(TM) technology and invest in research and development of related advanced technologies.

          Maximize Penetration in the Universal Docking Market. We intend to capitalize on our current strategic position as a leader in the universal docking market by continuing to introduce high-technology Split Bridge(TM) products that suit the needs of a broad range of users. These products will provide users with multiple configuration choices and will include a family of universal docking products designed to provide customers with timely, easy-to-use connectivity choices and solutions that meet individual customer needs at optimal price and performance levels. One of our goals is to eventually have Split Bridge(TM) technology installed on every PCI-based computer motherboard for the purpose of providing a standard docking solution.

          Establish Licensing and Strategic Partnerships. We intend to license Split Bridge(TM) technology and enter into strategic partnerships in order to fully realize the market potential of our Split Bridge(TM) technology. These activities will include expanding current strategic partnerships and establishing a wide variety of additional relationships.

          Expand Split Bridge(TM) Applications. We intend to pursue the further commercialization of Split Bridge(TM) technology so that we are able to expand our product offerings to include additional applications.

          Broaden Distribution Capabilities Worldwide. We currently sell our products worldwide through distributors, value-added resellers, retailers and private label partners. We believe that broadening the distribution of our products through strategic alliances with a variety of companies within the computer industry is a critical element in establishing our technology and products as industry standards.

          Strengthen OEM Relationships. We intend to provide a broad range of OEM products by partnering with OEMs globally in a manner that meets their current and future connectivity and remote PCI bus requirements. We will also work with both OEMs and other chip makers, such as digital video, or DVI, partners, card bus controller partners, processor manufacturers and others, to design and implement solutions that can meet the integrated requirements of OEMs.

          Pursue Strategic Acquisitions. We intend to evaluate opportunities to acquire complementary businesses, technologies and products that can benefit from Split Bridge(TM) technology. We also plan to pursue acquisitions that will enable us to offer products and features to better serve our customers or to more fully realize the market potential of our Split Bridge(TM) technology, to more rapidly develop and bring to market advanced technology, to expand distribution capabilities and to penetrate other targeted markets or geographic locations.

STRATEGIC RELATIONSHIPS

     We have entered into a number of strategic relationships to develop and enhance our existing and future technology, product lines and market opportunities. We own all of the Split Bridge(TM) technology and do not pay royalties to any of our strategic partners with which we have strategic relationships. These relationships include the following:

     Technology

          LSI Logic Corporation. LSI is a major supplier of custom, high-performance semiconductors and is focused on building complete systems on a single chip. Pursuant to our strategic partnership, LSI has committed to develop two next generation chips, at its expense, which will enhance the universal docking solution by eliminating the need for an external serialization/deserialization, or SerDes, chip. This development will reduce our costs and provide us with a one-chip motherboard solution for our OEM customers.

          Molex Incorporated. Molex is a major developer and manufacturer of connectors and cable. Together with Molex, we have developed our proprietary connector and 1.25 gigabit bi-directional cable for use with our Split Bridge(TM) and docking technology. Molex is our sole supplier of certain system connectors for use with our universal docking products, has invested a significant amount of capital in this technology and continues to support the development of our Split Bridge(TM) technology. Molex is also one of our investors.

          Philips Semiconductors. Philips, formerly VLSI, is a leading designer, developer and manufacturer of ASIC chips. Together with Philips, we have developed our proprietary first generation digital ASIC chip, which incorporates our Split Bridge(TM) technology. Philips is our sole supplier of Split Bridge(TM) technology ASIC chips, has invested a significant amount of capital in developing this technology and is one of our investors.

     Contract Manufacturers

          Solectron Corporation. Solectron is a leading, high quality contract manufacturer for the electronics industry. Solectron currently manufactures all of our Split Bridge(TM) universal docking stations in its Malaysian facility.

          EFA Corporation. EFA is a leading, high quality Taiwanese contract manufacturer for the electronics industry. EFA currently manufactures all of our USB docking stations.

     Private Labels and Arrangements With Key OEMs

          3Com Corporation. 3Com is a leader in the Ethernet networking market. Pursuant to our strategic partnership, 3Com provides us with our latest 10/100 base T Ethernet ASIC chip, which we incorporate into a range of our connectivity products. Additionally, 3Com will promote our products as part of the 3Com Connected(TM) partner program.

          Targus, Inc. Targus is the largest worldwide provider of carrying cases for portable computers. Targus distributes a range of our products, on a private label basis, primarily to major retail outlets and certain OEM fulfillment outlets worldwide. Unlike traditional U.S. distributors, Targus is responsible for all stock balancing, advertising and other retail oriented discounts and issues.

PRODUCTS

  Standard Split Bridge(TM) Products

     We have designed and internally tested the Split Bridge(TM) products described below. We plan to begin shipping commercial production quantities of these products in the second quarter of 2000.

     Split Bridge(TM) Link. This product will allow the extension of the primary PCI bus. It will include two Split Bridge(TM) ASIC chips, two connectors and a
1.25 gigabit bi-directional, high-speed cable. The choice of connectors and chips will depend on the application. We will offer this Split Bridge(TM) link, which can be incorporated into a customer's custom product, provided that the purchaser executes a license or royalty arrangement with us.

     Split Bridge(TM) Universal Docking Products. We will offer a variety of Split Bridge(TM) products which enable the user to connect a portable computer to a universal docking station in the home or office, thereby expanding the connectivity and capability of the portable computer. These products will include the following:

     - EasiDock(TM) 1000 Series. This product series will enable the user to connect almost any portable computer to a docking station at a speed of
       1.25 gigabits, which is 100 times faster than USB. It will provide key port replicator functions consisting of a mouse, keyboard, serial and full parallel port and a USB hub with four USB ports. Most notably, each two USB ports will have a full 12 Megabits per second, or Mbs, bandwidth, as opposed to a total of only 12 Mbs across all ports for a USB only product. A second product in this category will include the features listed above plus Ethernet-based, 10/100 base T networking. The suggested retail price for this product is expected to be $249 without Ethernet and $299 with Ethernet.

     - EasiDock(TM) 2000 Series/Desktop Expansion Products. These standalone products will allow the user to add two USB ports, three additional PCI expansion cards and four additional enhanced integrated drive electronics, or EIDE, drive bays to any portable computer. Thus, the user will have the capability to provide almost unlimited expansion capacity. The suggested retail price for this product line is expected to range from $399 to $499.

     - EasiDock(TM) 3000 Series. This product series will offer all the functionality of the EasiDock(TM) 1000 Series, except it will have two USB ports versus four, and also will offer expansion options including two EIDE expansion bays, which can be used for applications such as CD ROMs, storage, drives, two standard PCI expansion slots and two of our proprietary expansion card slots. The suggested retail price for this product is expected to be $499 without Ethernet and $549 with Ethernet.

     Custom Split Bridge(TM) Products

     We have historically worked closely with OEMs to provide a wide variety of unique products and programs that use traditional connectivity technology. While we have not begun commercial production shipment of our custom Split Bridge(TM) products, we are currently marketing these solutions to a number of OEMs. These products will include:

     Standard Card Bus Universal Dock Offering. These products will provide OEMs with a docking solution for products that have no docking connector or no OEM dock offering. Such products may be privately labeled at an OEM's request.

     Universal Expansion Modules. We will offer OEMs an expansion module option that interfaces with a standard, low-end port replicator OEM product. This module will provide OEMs with the opportunity to continue with a low cost, standard port replicator that provides video, USB and other port replication functions, while also offering a PCI expansion card and enhanced integrated drive electronic or EIDE drive bay capability. This solution will eliminate the need for OEMs to design and develop an expensive high end docking station with such expansion capability, while offering the customer such option.

     Universal Desktop Expansion Module. These products will provide an expansion module for desktop computers, providing PCI and drive bay expansion capabilities.

     Chip On Board Programs. We will offer OEMs the possibility of installing one of our ASIC chips on the computer motherboard, either independently or in combination with DVI or other technologies. Also, OEMs or other chip technology companies will be able to integrate our technology into other main motherboard chips. These programs will generally take much longer to implement due to computer design cycles.

     USB Products

     We currently offer two universal USB docking stations which provide the portable computer user with basic connectivity in the home or office. These products use standard industry technology, and thus operate at 12 Mbs, and provide five USB ports as well as a PS/2 mouse, PS/2 keyboard, serial port and printer port. The second of these products provides the above mentioned features plus 10 base T Ethernet networking.

     USB is not currently capable of handling higher performance items such as video, 100 base T networking and PCI and EIDE drive bay expansion capability. It does, however, provide a lower cost product that is well suited for the consumer and small business market and other niche applications. The suggested retail price for this product is currently $149 without Ethernet and $199 with Ethernet. Our EasiDock(TM) USB 200 has been selected as one of the nominees in the peripheral category for the "2000 Mobility Awards" to be given by Mobile Insights in March 2000.

     Other Products

     We also offer a range of in-car/in-air chargers and monitor stands. The in-car/in-air chargers allow the user to power and charge a portable computer in a car or in an airplane that supports the Empower standard, the airline industry's on-board computer product power standard.

PRODUCTS UNDER DEVELOPMENT

     We are currently in various stages of developing or planning the following products:

     Split Bridge(TM) Products

          Next Generation EasiDock(TM) 1000 Series. We intend to replace the current EasiDock(TM) 1000 series with a product series that is expected to include all the current EasiDock(TM) 1000 features plus the addition of video and a mini PCI card slot for user expansion. We also plan to include additional USB capacity to provide for a full 12 Mbs on each USB port as opposed to 12 Mbs for each two USB ports. Subsequently, some of the USB ports will be replaced with USB 2.0 ports when USB 2.0 becomes available.

          Next Generation EasiDock(TM) 3000 Series. We intend to replace the current EasiDock(TM) 3000 series with the next generation EasiDock(TM) 3000 Series when USB 2.0 becomes widely available. We plan to include all the current EasiDock(TM) 3000 features, plus integrated USB 2.0 with two full bandwidth USB ports and a newly integrated docking chip.

          ASIC Chips. We intend to offer several new ASIC chips. These developments will help us stay at the leading edge of universal docking and remote PCI bus applications. We intend to develop and market the following chips:

         - Chip On Board. We are currently working with LSI to combine our Split Bridge(TM) technology with LSI's SerDes technology to develop a single chip OEM solution for use on OEM motherboards and for non-docking applications. This product will be in a small package and will not have any of the docking functions, thus providing OEMs with a low-cost, small, single chip solution.

         - Integrated Dock Chip. We are also currently working with LSI to combine our Split Bridge(TM) technology with LSI's SerDes technology to develop a single docking chip for use in our range of docking products. We expect that this product will allow us to replace the need for an external SerDes, reducing cost and circuit board size requirements.

         - Dock on a Chip. We intend to develop a next generation chip which integrates Split Bridge(TM) and SerDes technology into other docking functions such as USB 2.0, networking, video, EIDE and other functions. The specific items that will be included will be determined based on the best information available at the time the development program is initiated. We expect that this program will substantially drive down the cost of all our Split Bridge(TM) docking products and reduce space requirements for the docking circuit board.

         - Other Chips. We are currently evaluating the potential of integrating Split Bridge(TM) technology into other intellectual property blocks, such as digital video, and expect to develop several of these options.

All of the chips described above are intended to be used throughout our docking product family, as well as in other applications, generally increasing capability and reducing cost.

     Next Generation EasiDock(TM) USB Product. This product is planned for introduction when USB 2.0 becomes available and is intended to replace the current EasiDock(TM) USB series. We plan to include all the EasiDock(TM) USB features, plus the addition of a full parallel port, a 100 base T networking option, video and other unique features. Based on the acceptance of USB peripherals by the time this product is released, legacy port replication ports may or may not be included.

     Retractable Cord Power Product. This product is a unique version of our current in-car/in-air charger product line that can be used across all power products. The Retractable Cord Power Product is expected to include an innovative and unique mechanical feature, which will allow the user to "store" the input and output cables of the user's adapter via a retractable cord system. It is intended to be used in both model specific, which is 2 wire output, or universal, which is 4 wire output, in-car/in-air charger configurations. Through the use of creative industrial design, we believe this product will offer the customer the smallest, self-contained in-car/in-air power adapter on the market. This product would complement our current line of power products.

CUSTOMERS

     Our major customers include:

      OEM CUSTOMERS                      DISTRIBUTION CHANNEL CUSTOMERS
--------------------------   -------------------------------------------------------
- Acer                       - Buy.com                    - Merisel
- Compaq                     - CDW                        - Microwarehouse
- Gateway                    - Comark                     - Mobile Planet
- Hewlett-Packard            - CompUSA                    - Pinacor
- Hitachi                    - Computers for Sure         - Propeller Portable
- IBM                        - Dell                       Computer
- Mitsubishi                 - Ingram Micro               - Tech Data
- NEC                        - Insight                    - Value America
- Toshiba
- Targus

     Targus and Ingram Micro each accounted for more than 10% of our total revenues for the nine month period ended September 30, 1999. Targus distributes a range of our products, on a private label basis, primarily to major retail outlets and certain OEM fulfillment outlets worldwide. Ingram Micro distributes a wide range of our products to value-added resellers, system integrators, catalog houses, major retail outlets and certain OEM fulfillment outlets worldwide.

SALES, MARKETING AND DISTRIBUTION

     Sales. We have a dedicated, senior level OEM sales person who, along with top management, focuses on developing and expanding relationships with top tier computer OEMs on a worldwide basis. We are pursuing the sale of our standard products, whether Mobility branded or private labeled, and the sale of custom products and chips on board with all OEMs on a worldwide basis.

     In North America, we use an internal sales organization and a sales representative organization to penetrate the traditional two-tier distribution channel, including Ingram Micro, Merisel, Pinacor and Tech Data. We leverage major catalog houses such as CDW and OEM catalog programs such as Dell, top retailers such as CompUSA and a broad range of value-added resellers and dealers such as Insight and Propeller Portable Computers. We also work with major corporations and key accounts as part of our strategic efforts.

     We also plan to aggressively pursue markets outside North America by establishing strategic sales representatives and distribution or private label arrangements in each significant geographic region. We plan to execute bundling programs with major OEMs, drive manufacturers, selected related vendors and synergistic suppliers to Mobility's market. We also plan to establish an e-commerce capability and marketing program, including build to order capability. Additionally, we plan to use website links to help maintain relationships with related parties and OEMs, and will establish a "preferred vendor" program for products that integrate into our universal docking products.

     In Europe, we distribute our products through a sales representative arrangement through a company operated by several of our former employees, which primarily focuses on the marketing and sales of our products.

     We also have entered into an agreement with Targus whereby Targus distributes a range of our products in its worldwide distribution channels, primarily to major retail outlets and certain OEM fulfillment outlets. This agreement provides that we are the exclusive supplier to Targus for some of our products, and that we will develop certain products for Targus on an exclusive basis. Targus markets our products to its retail customers, which include Best Buy Co., Circuit City Stores, CompUSA, Computer City(R), OfficeMax and Staples.

     Marketing. We intend to implement a variety of marketing activities in 2000 to aggressively market our new range of universal docking products. Such activities include participation in major user groups and trade shows, key OEM and distribution catalogs, distribution promotions, value added reseller and information technology manager advertising, on-line advertising and banner ads, direct mail and telemarketing and bundle advertisements with OEMs and related product partners. In addition, we intend to implement a strong public relations program to continually educate the market about us, our Split Bridge(TM) technology and our products, with a major emphasis on timely product and news releases, speaking opportunities and feature stories. Attending and speaking at key trade shows, such as PC Expo and COMDEX, will provide a forum to provide additional market education about us, our Split Bridge(TM) technology and our products. We also intend to leverage our web site as a major marketing and direct sales mechanism.

MANUFACTURING

     The proprietary components of our Split Bridge(TM) technology are manufactured by our strategic partners. Philips supplies us with our Split Bridge(TM) technology chips, and Molex supplies us with our high-speed cable and connectors. Our USB product line, power products and monitor stands are supplied by contract manufacturers in Taiwan. We have selected Solectron as our primary contract manufacturing source for the universal docking product line. These products are currently in the pre-production phase. Solectron has sourced components and has built prototype units and customer evaluation units on production lines that have been established for production of these products.

     In-house manufacturing activity has primarily been reduced to packaging and fulfillment activity. Some product is shipped in bulk quantities which are not packaged for delivery to our customers. These products are packaged in the appropriate box with the corresponding operations manual and other product documentation. We currently assemble one mechanical port replicator under a contract with NEC. The volume levels on this product are too small to outsource economically. We will continue to build this product in-house for the foreseeable future.

COMPETITION

     Competition for our Split Bridge(TM) technology primarily comes from traditional communications protocols, such as USB, IEEE 1394, Ethernet and SCSI. These protocols are generally well established, particularly in certain applications, and thus will provide competition for our Split Bridge(TM) technology depending upon the application.

     The market for our universal docking products is relatively new and emerging and we presently have few direct competitors. However, we expect that the markets for our products will become increasingly competitive. The market for computer products in general is intensely competitive, subject to rapid change and sensitive to new product introductions or enhancements and marketing efforts by industry participants. The principal competitive factors affecting the markets for our product offerings include corporate and product reputation, innovation with frequent product enhancement, breadth of integrated product line, product design, functionality and features, product quality, performance, ease-of-use, support and price. Although we believe that our products compete favorably with respect to such factors, there can be no assurance that we can maintain our competitive position against current or potential competitors, especially those with greater financial, marketing, service, support, technical or other competitive resources.

     We currently compete primarily with the internal design efforts of OEMs. These OEMs, as well as a number of our potential non-OEM competitors, have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources than we have. We believe that we have a proprietary position with respect to our Split Bridge(TM) and universal docking technology, which could pose a competitive barrier for companies seeking to develop similar products or sell competing products in our markets.

PROPRIETARY RIGHTS

     Our success and ability to compete is dependent in part upon proprietary technology. We rely primarily on a combination of copyright and trademark laws, trade secrets, nondisclosure agreements and technical measures to protect our proprietary rights. We have two issued patents and five U.S. patent applications pending. The process of seeking patent protection can be expensive and time consuming. There can be no assurance that patents will issue from pending or future applications or that if issued, such patents will not be challenged, invalidated or circumvented or that rights granted thereunder will provide meaningful protection or other commercial advantage to us. Moreover, there can be no assurance that any patent rights will be upheld in the future or that we will be able to preserve any of our other intellectual property rights. We typically enter into confidentiality agreements with our employees, distributors, customers and potential customers, and limit access to, and distribution of, our product design documentation and other proprietary information. Moreover, we enter into noncompetition agreements with employees, whereby the employees are prohibited from working for and sharing confidential information with our competitors for a period of two years after termination of their employment. Additionally, we believe that, due to the rapid pace of innovation within the computer industry, the following factors also represent protection for our technology:

     - technological and creative skill of personnel;

     - knowledge and experience of management;

     - name recognition;

     - maintenance and support of products;

     - the ability to develop, enhance, market and acquire products and services; and

     - the establishment of strategic relationships in the industry.

RESEARCH AND DEVELOPMENT

     Our future success depends on our ability to enhance existing products and develop new products that incorporate the latest technological developments. We work with customers and prospects, as well as partners and industry standards organizations, to identify and implement new solutions that meet the current and future needs of our customers. Whenever possible, our products are designed to meet and drive industry standards to ensure interoperability. We intend to continue to support industry standards integral to our product strategy as well as drive new initiatives relating to remote bus technology.

     Our research and development efforts will focus on enhancing our current technology for use in docking as well as other broad applications. These enhancements will center on issues of speeds, distance, cost and integration. We intend to develop internal and external resources to more fully integrate chip design capabilities.

     Currently, our Split Bridge(TM) technology group consists of 17 people who are responsible for architecture, hardware, software and quality. This group is active in industry committees, special interest groups and other activities that provide industry knowledge.

EMPLOYEES

     As of December 31, 1999 we had 46 full-time employees all located in the United States, including 7 employed in operations, 22 in engineering, 5 in sales and marketing and 12 in administration. We engage temporary employees from time to time to augment our full time employees, generally in operations. None of our employees are covered by a collective bargaining agreement. We believe we have good relationships with our employees.

FACILITIES

     Our executive offices and operations are located in Scottsdale, Arizona. This facility consists of approximately 38,712 square feet of leased space pursuant to a lease for which the initial term expires on January 31, 2002. We have the option to renew the lease for the present space for an additional two years. Additionally, we lease an office in Scottsdale, Arizona, which was our former executive office. This office has been sublet to a tenant for the balance of the original lease term at a rate resulting in no net expense. We believe that our facility is suitable and adequate for our current business activities for the next several years.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The names and ages of our executive officers and directors are as follows:

NAME                                     AGE   POSITION
----                                     ---   --------
Charles R. Mollo.......................  48    President, Chief Executive Officer and
                                               Chairman of the Board
Jeffrey S. Doss........................  38    Executive Vice President and Director
Richard W. Winterich...................  45    Vice President and Chief Financial
                                               Officer
Scott Smith............................  38    Vice President
Robert P. Dilworth(1)..................  57    Director
William O. Hunt(1).....................  66    Director
Jeffrey R. Harris(2)...................  50    Director
Kenneth A. Steel, Jr.(2)...............  42    Director

------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

     Charles R. Mollo is one of our founders and has been our Chief Executive Officer and Chairman of our Board of Directors since our formation in May 1995, and our President since July 1999, having previously served as our President between March 1997 and June 1998. From September 1992 to May 1995 Mr. Mollo was the director of the Wireless Telephone Products Division of Andrew Corporation, a communications equipment services and system company. From September 1986 to July 1992 Mr. Mollo was the Vice President of Corporate Development of Alliance Telecommunications Corporation, a wireless telecommunications company. Mr. Mollo has a B.E. from Manhattan College, an M.E.E. from Newark College of Engineering and an M.B.A. from the University of New Mexico.

     Jeffrey S. Doss is one of our founders, served as our President from our formation until March 1997 and has served as an Executive Vice
President -- Product Strategy & Development since that time. Mr. Doss has served as a director since December 1999. From May 1994 to May 1995 Mr. Doss was the owner of Doss Enterprises, which provided consulting services to various companies in the consumer electronics industry. From March 1994 through May 1995 Mr. Doss served as a consultant for cellular accessories for Andrew Corporation, a communications equipment company. From January 1991 to April 1994 Mr. Doss held various positions, including Vice President of Operations, President and Chief Executive Officer of Unitech Industries, Inc., a manufacturer of cellular telephone accessories.

     Richard W. Winterich has served as Vice President and our Chief Financial Officer since January 1999. From 1993 to December 1998 Mr. Winterich served in various capacities for Harbour Group, an industrial conglomerate. These capacities included serving as Executive Vice President/General Manager from 1995 to December 1998 and as Chief Financial Officer from 1995 to 1997 of AEC, Inc., a supplier of auxiliary capital equipment, and as Chief Financial Officer from 1993 to 1995 of Acadia Corporation, a rubber molding company. From 1991 to 1993 Mr. Winterich served in various capacities, including Director of Finance, with Square D Corporation, in its automation and control business sector. From 1984 to 1991 Mr. Winterich served in various capacities with Burr-Brown Corporation, a manufacturer of electronic components. Prior to his private career, Mr. Winterich spent six years in public accounting with predecessor firms of Ernst and Young. Mr. Winterich is a licensed Certified Public Accountant in the State of Ohio and received a B.A. from Baldwin-Wallace College.

     Scott Smith has been employed by us since September 1997 and has served in the capacity of program manager, manager of the power product and monitor stand business unit and since July 1999 has served as Vice President of Operations. Prior to that time, he was an owner and partner of an industrial design consultancy, Design Form, Inc. He has an undergraduate degree in Industrial Design from Arizona State University.

     Robert P. Dilworth has served as a director since May 1999. Prior to the acquisition of VLSI by Royal Philips Electronics in June 1999, Mr. Dilworth was a Senior Vice President of the Computer & Consumer Products Group at VLSI Technologies, Inc. and also a member of VLSI's board of directors. Mr. Dilworth was responsible for VLSI's businesses in Advanced Computing, ASIC's Consumer Digital Entertainment and Local/Wide Area Networking. Mr. Dilworth also serves as a director and is chairman of the board at Metricom. He also served as Metricom's President and as Chief Executive Officer. Prior to joining Metricom, Mr. Dilworth was President of Zenith Electronics Corp. He has served as President of Morrow Designs, a microcomputer manufacturer, and Vice President of Finance for Varian Data Machines. Mr. Dilworth is also a director of eOn Communications Corporation and Graphon, Inc.

     William O. Hunt has served as director since December 1999. Mr. Hunt is currently chairman of the board of Intellicall, Inc., a diversified telecommunications company providing products and services to pay telephone networks on a worldwide basis. Mr. Hunt is also currently chairman of the board of Internet America, Inc., an internet service provider. From 1992 to 1998 Mr. Hunt served as Chief Executive Officer of Intellicall, Inc. From 1990 to 1996 Mr. Hunt served as chairman or vice chairman of the board and director of Hogan Systems, Inc., a designer of integrated online application software products for financial institutions. Prior to that time, Mr. Hunt served as chairman of the board, Chief Executive Officer and President of Alliance. He is also a director of American Homestar Corporation, Andrew Corporation and Digital Convergence.com.

     Jeffrey R. Harris has been a director since September 1995. Mr. Harris has been employed by Public Service Company of New Mexico, a public utility company, since 1972, and currently serves as Director, International Business Development. Mr. Harris is President of New Vistas Investment Corporation, a real estate development and management company, and was a founder of the Bright Beginnings Child Development Centers, a child care chain in New Mexico.

     Kenneth A. Steel, Jr. has served as a director since September 1997. Since October 1999 Mr. Steel has been President and Chief Operating Officer of COVALEX.com, a business-to-business, e-commerce web company servicing the chemical process industry. Mr. Steel has been President of San Francisco Foods, Inc., a manufacturer of frozen pizza, calzones and foccacia bread, since 1998. Mr. Steel has been the Executive Vice President of K.A. Steel Chemicals, Inc., a chemical manufacturing and distribution company, since 1978. Mr. Steel also served as Chief Executive Officer of Monterey Pasta Company, a manufacturer of refrigerated pastas and sauces, from October 1996 to August 1997. Since 1995 Mr. Steel has been a director of Organic Food Products, Inc.

BOARD OF DIRECTORS

     Our board of directors has seven authorized directors and currently consists of six members. Each director holds office until his or her term expires or until his or her successor is duly elected and qualified. Our bylaws provide for a classified board of directors. In accordance with the terms of our bylaws, our board is divided into three classes whose terms expire at different times. The three classes are comprised of the following directors:

     - Class I consists of Mr. Steel, who will serve until the annual meeting of stockholders to be held in 2001;

     - Class II consists of Messrs. Dilworth, Harris and Hunt, who will serve until the annual meeting of stockholders to be held in 2002; and

     - Class III consists of Messrs. Doss and Mollo, who will serve until the annual meeting of stockholders to be held in 2003.

     At each annual meeting of stockholders beginning with the 2001 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The compensation committee of the board of directors consists of Messrs. Dilworth and Hunt. The compensation committee makes recommendations to the board concerning salaries and incentive compensation for our executive officers, directors, employees and consultants and administers our 1996 Plan.

     The audit committee of the board of directors consists of Messrs. Harris and Steel. The audit committee aids management in the establishment and supervision of our financial controls, evaluates the scope of the annual audit, reviews audit results, makes recommendations to our board of directors regarding the selection of independent auditors, consults with management and our independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Neither Messrs. Dilworth or Hunt, who are members of our compensation committee, has at any time been an officer or employee of Mobility. None of our executive officers serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board of directors or compensation committee. For a description of the transactions between Mobility and any member of the compensation committee and entities affiliated with any compensation committee member, see "Certain Transactions."

DIRECTOR COMPENSATION

     Each director who is also our employee does not receive additional compensation for serving as a director. Each non-employee director, upon initial election to the board, will receive a non-qualified option to purchase 20,000 shares of common stock, which will be fully exercisable on the one-year anniversary of the date of grant (if that director is then serving as a director). In addition, each non-employee director will receive a non-qualified option to purchase 30,000 shares of common stock at the annual meeting of our stockholders following the initial year of service as a director, and every fourth year thereafter, which option will vest 25% annually, commencing on the date of grant of the option with vesting occurring only on continuous service. At each annual meeting of our directors, each non-employee director who is elected to serve on either the audit committee or the compensation committee will receive an option to purchase 5,000 shares of common stock, which option shall be fully exercisable at the end of the one-year term of that office (with vesting occurring only on continuous service). Directors may also be reimbursed for certain expenses in connection with attendance at board and committee meetings.

     We have entered into consulting agreements with Messrs. Hunt and Dilworth. The agreement with Mr. Dilworth expires on May 20, 2001. The agreement with Mr. Hunt expires on December 7, 2001. The agreements may be terminated by either party to the agreement at any time as long as 30 days written notice is given to the other party to the agreement. As compensation for entering these agreements, we granted each of Messrs. Hunt and Dilworth the option to purchase 70,000 shares of our common stock under our 1996 Plan. Mr. Hunt's options were granted at an exercise price of $2.00 per share. Mr. Dilworth's options were granted at an exercise price of $4.00 per share. These options expire on the same day that the consulting agreements expire. The consulting agreements provide that we will reimburse Messrs. Hunt and Dilworth for all reasonable and necessary out-of-pocket travel and other expenses they incur while performing their duties and state that Messrs. Hunt and Dilworth are independent contractors.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation awarded to, earned by or accrued for services rendered to us in all capacities during the years ended December 31, 1997, 1998 and 1999 by our Chief Executive Officer and the two other most highly compensated executive officers whose salary and bonus exceeded $100,000 in fiscal 1999 (collectively, the "Named Executive Officers") for services rendered in all capacities to us during the year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG-TERM COMPENSATION
                                                           ANNUAL COMPENSATION(1)                        AWARDS
                                                   --------------------------------------   ---------------------------------
NAME AND PRINCIPAL                                                         OTHER ANNUAL       STOCK     SECURITIES UNDERLYING
POSITION                                    YEAR   SALARY($)   BONUS($)   COMPENSATION($)   AWARDS($)        OPTIONS(#)
------------------                          ----   ---------   --------   ---------------   ---------   ---------------------
Charles R. Mollo..........................  1999   $123,750     $1,923             --       $400,000           200,000
  President, Chief Executive Officer        1998    116,346         --             --        171,373            29,804
  and Chairman of the Board                 1997    116,657         --             --             --                --

Jeffrey S. Doss...........................  1999    120,366      1,731             --        300,000           150,000
  Executive Vice                            1998    114,913         --             --        171,373            29,804
  President and Director                    1997    100,000         --             --             --                --

Richard W. Winterich......................  1999    185,711      3,557             --        200,500           150,000
  Vice President and                        1998         --         --         15,000             --                --
  Chief Financial Officer                   1997         --         --             --             --                --

------------

(1) In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees and certain perquisites and other personal benefits received which do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

OPTION GRANTS IN LAST FISCAL YEAR

     Stock options were granted to the Named Executive Officers during the year ended December 31, 1999. The following table summarizes the option grants.

                                                                     INDIVIDUAL GRANTS
                                      -------------------------------------------------------------------------------
                                      % OF TOTAL                                        POTENTIAL REALIZABLE VALUE AT
                         NUMBER OF     OPTIONS                                             ASSUMED ANNUAL RATES OF
                        SECURITIES    GRANTED TO   EXERCISE                             STOCK PRICE APPRECIATION FOR
                        UNDERLYING    EMPLOYEES     OR BASE     MARKET                         OPTION TERM ($)
                          OPTIONS     IN FISCAL      PRICE       PRICE     EXPIRATION   -----------------------------
         NAME           GRANTED (#)    YEAR (%)    ($/SHARE)   ($/SHARE)      DATE        0%         5%        10%
         ----           -----------   ----------   ---------   ---------   ----------   -------   --------   --------
Charles R. Mollo......    200,000       16.47%       $2.00       $2.00      12/01/04    $    --   $ 86,202   $185,640
Jeffrey S. Doss.......    150,000       12.35%        2.00        2.00      12/01/04         --     64,652    139,230
Richard W. Winterich..    100,000        8.24%        2.00        2.00       4/12/04         --     43,101     92,282
                           50,000        4.12%         .01        2.00       4/12/10     99,500    162,389    258,874

     Both Messrs. Mollo and Doss have executed personal loan guarantees as collateral for our revolving line of credit with Bank of America dated November 2, 1999. Each individual guarantees an amount up to $1,830,000. As affirmation and compensation for the associated financial risk, we have issued warrants to purchase 21,750 shares of our common stock to Mr. Mollo at a price of $2.00 per share and warrants to purchase 18,121 shares of our common stock to Mr. Doss at a price of $2.00 per share.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table provides summary information regarding the stock options exercised during 1999 and the stock options held as of December 31, 1999 by the Named Executive Officers. No stock options were exercised by the Named Executive Officers during 1999.

                                         NUMBER OF SHARES UNDERLYING         VALUE OF UNEXERCISED
                                            UNEXERCISED OPTIONS AT               IN-THE-MONEY
                                              DECEMBER 31, 1999          OPTIONS AT DECEMBER 31, 1999
                                         ----------------------------    ----------------------------
NAME                                     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                     -----------    -------------    -----------    -------------
Charles R. Mollo.......................    75,407          213,137
Jeffrey S. Doss........................    75,407          163,137
Richard W. Winterich...................         0          150,000

AMENDED AND RESTATED 1996 LONG TERM INCENTIVE PLAN

     Our Amended and Restated 1996 Long Term Incentive Plan, or the 1996 Plan, authorizes the granting of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, options that do not so qualify ("non-qualified stock options") and restricted stock awards to our directors, key employees and advisors. The 1996 Plan is administered by the compensation committee, which is, and shall be, comprised of at least two non-employee directors as may be appointed by the Board (the "Committee"). The Committee generally has the authority to fix the terms and number of options and restricted stock awards to be granted and to determine the employees or other persons who will receive awards; provided that non-employee directors receive non-qualified stock options under the 1996 Plan automatically upon election as a director and upon each annual meeting of the stockholders thereafter while he or she continues to serve as an independent director. The aggregate number of shares of common stock for which options may be granted or for which stock grants may be made under the 1996 Plan is 2,500,000. The 1996 Plan will terminate in 2008, unless sooner terminated by the board.

     Each option granted pursuant to the 1996 Plan is exercisable at any time upon or after vesting and expires on the date determined by the compensation committee. In no event will any option expire later than ten years from the date of grant. In no event will any option granted to a person who, on the date of grant of the option, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of us, expire later than five years from the date of grant. With respect to a participant who is an employee or advisor, each option expires within three months after the date the participant ceases to be an employee or advisor. During that three month period, those options may only be exercised if they were exercisable immediately prior to the time the employment was terminated. If the employee's, advisor's or non-employee director's employment is governed by an employment agreement and is terminated for "cause," the option will automatically expire. The exercise price of each option granted will be determined by the compensation committee, but shall not be less than 100% of the fair market value of the common stock at the time such option is granted. In the case of an incentive stock option granted to a person who, on the date of the grant owns more than 10% of us or any of our subsidiaries, the exercise price shall not be less than 110% of the fair market value of the common stock at the time such incentive stock option is granted. Options are not transferable other than by will or the laws of descent or distribution or to a beneficiary, as defined in the plan, in the event of the participant's death. Options may not be pledged, mortgaged, hypothecated or otherwise encumbered, and shall not be subject to the claims of creditors. Options may be exercised during the lifetime of the optionee only by the optionee or the optionee's authorized representative. A vesting schedule for the options is indicated in each option agreement as determined by the compensation committee.

     Shares of common stock awarded under restricted stock grants are subject to restrictions prohibiting their sale, assignment, transfer or encumbrance for a period of time specified by the compensation committee and will revert to us if the participant's relationship with us terminates during such period of restriction, unless the compensation committee, by rule or regulation or in any award agreement, provides otherwise.

     As of December 31, 1999 we had outstanding options to purchase in the aggregate 1,655,455 shares of common stock under the 1996 Plan, 286,567 of which are vested and exercisable. We expect that options will continue to be granted to eligible persons as part of our incentive-based compensation program.

FOUNDERS OPTIONS

     Several key managers have received nonqualified options to purchase an aggregate of 264,396 shares of common stock at a price per share of $1.76 outside the 1996 Plan. These options vested from August 23, 1996 to June 1, 1999.

EMPLOYMENT AGREEMENTS

     We have entered into full-time employment agreements with Messrs. Mollo, Doss and Winterich. The agreements with Messrs. Mollo and Doss expire on November 30, 2001. The agreement with Mr. Winterich expires on December 31, 2001. When the agreements have expired, they will be renewed on a year-to-year basis unless either party to the agreement gives the other party notice of termination at least 90 days prior to the end of the then current term, as defined in the agreement. The employment agreements provide for increases in salary as determined by the board of directors.

     As of December 1, 1999 Mr. Mollo's base salary is $200,000. His salary will automatically be increased $25,000 per year upon the completion of this initial public offering. If we have positive net income for fiscal year 2000, Mr. Mollo's salary must be increased by at least 7%, effective December 1, 2000. Mr. Mollo is entitled to an annual cash bonus, for each fiscal year that the agreement is in effect, of up to 50% of his then current base salary. Under the terms of his employment agreement, we granted Mr. Mollo the option to purchase 200,000 shares of our common stock at $2.00 per share under our 1996 Plan. This option expires on December 8, 2003.

     As of December 1, 1999 Mr. Doss's base salary is $180,000. Mr. Doss is entitled to an annual increase in salary of at least 7.0% which will take effect each year on December 1. Mr. Doss is further entitled to an annual cash bonus for each fiscal year that the agreement is in effect. Mr. Doss is entitled to 0.4% of actual margin contributions provided by all original equipment manufacturer sales which consist of unique and chip on board sales (but not standard product programs) for which Mr. Doss has had primary and direct responsibility. We will also pay to Mr. Doss a cash bonus of either 15% of his salary, as of the end of the fiscal year, if we attain at least 90.0% of our budgeted gross profit margin for that particular fiscal year, or 25.0% of his salary, as of the end of the fiscal year, if we attain 100.0% of our budgeted margin for that particular fiscal year. Under the terms of his employment agreement, we granted Mr. Doss the option to purchase 150,000 shares of our common stock at $2.00 per share under our 1996 Plan. This option expires on December 8, 2003. Pursuant to Mr. Doss's employment agreement, we sold him 50,000 shares of our Series C preferred stock at a purchase price of $6.00 per share and issued Mr. Doss a warrant to purchase 100,000 shares of our common stock at an exercise price of $0.01 per share. In return, Mr. Doss provided us with a promissory note and an agreement pledging his 50,000 shares of common stock to us.

     If we terminate our employment agreement with Mr. Mollo or Mr. Doss for any reason other than just cause, as defined in the agreement, within two years of experiencing a change-in-control, as defined in the agreement, we will pay a lump-sum payment equal to his then current salary for the remainder of the then current term of the agreement. If Mr. Mollo or Mr. Doss terminates his employment agreement with us for constructive termination, as defined in the agreement, within two years of the time that we experience a change-in-control, as defined in the agreement, we will also pay him a lump-sum payment equal to his then current salary for the remainder of the then current term of his employment agreement.

     We have agreed to consult with Mr. Doss regarding any change of our current chief executive officer. If Mr. Doss does not approve of the new chief executive officer, he is entitled to terminate his employment with us within thirty days of the time the new chief executive officer takes office. Mr. Doss will retain the compensation he has earned until that point and we will pay to Mr. Doss a lump-sum equal to three months of his then current salary.

     As of January 1, 1999 Mr. Winterich's base salary is $185,000. Mr. Winterich is entitled to an annual calendar year cash bonus of 25% of his then current salary. Under the terms of his employment agreement, we granted Mr. Winterich the option to purchase 100,000 shares of our common stock at $2.00 per share under our 1996 Plan. This option vests and becomes exercisable over a period of three years from the date of grant and expires on April 12, 2004, unless it expires earlier due to Mr. Winterich terminating his employment with us. Mr. Winterich also has the option to purchase 50,000 additional shares of our common stock at a price of $0.01 per share when we consummate this offering, experience a change-in-control, have a strategic partner or investor invest $10.0 million in us or on December 31, 2007, whichever occurs first. This option vests and becomes exercisable over a period of two years from the date of grant and expires on April 12, 2009, unless it expires earlier due to Mr. Winterich terminating his employment with us.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock and Series C preferred stock as of December 31, 1999, and as adjusted to reflect the sale of common stock offered hereby, by:

     - each person or entity known by us to beneficially own 5% or more of the outstanding shares of common stock;

     - each of our directors and the Named Executive Officers; and

     - all of our executive officers and directors as a group.

     Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

                                                                                 SHARES BENEFICIALLY
                                                       NUMBER OF SHARES        OWNED AFTER OFFERING IF
                                                      BENEFICIALLY OWNED        OVER-ALLOTMENT OPTION
                                                   PRIOR TO THE OFFERING(1)     EXERCISED IN FULL(2)
                                                   -------------------------   -----------------------
BENEFICIAL OWNER                                      NUMBER       PERCENT       NUMBER       PERCENT
----------------                                   ------------   ----------   ----------    ---------
Charles R. Mollo(3)(4)...........................   2,346,585       15.07%
Jeffrey S. Doss(3)(5)............................     668,618        4.34%
Jeffrey R. Harris(3)(6)..........................   1,853,884       12.01%
Richard Winterich(3)(7)..........................      60,000        *
Robert P. Dilworth(3)(8).........................      80,000        *
William O. Hunt(3)(9)............................      70,000        *
Kenneth A. Steel, Jr. (3)(10)....................     227,903        1.48%
New Vistas Investment Corporation(11)............   1,021,434        6.65%
Empire National II, LLC(12)......................     771,959        5.04%
Seligman Communications and Information Fund,
  Inc.(13).......................................   1,354,815        8.51%
Executive officers and directors as a group
  (eight persons)................................   4,405,799       27.11%

------------

  *  Less than 1%

 (1) "Beneficially" owned shares, as defined by the SEC, are those shares as to which a person has voting or dispositive power, or both. "Beneficial" ownership does not necessarily mean that the named person is entitled to receive the dividends on, or the proceeds from the sale of, the shares.

 (2) This calculation is the quotient of (a) the number of shares currently beneficially owned by the named individual or group, plus the number of shares, if any, for which options beneficially held by such person or group are exercisable within 60 days or upon the closing of an initial public offering, divided by (b) the total number of shares outstanding at December 31, 1999, plus the number of shares, if any, for which options or warrants held by such person or group are exercisable within 60 days or upon the closing of an initial public offering.

 (3) The address for Messrs. Mollo, Doss, Harris, Winterich, Dilworth, Hunt and Steel is 7955 East Redfield Road, Scottsdale, Arizona 85260.

 (4) Includes 394,722 shares owned directly by Mr. Mollo; 215,272 shares owned by Mollo Family LLC of which Mr. Mollo owns 10% and is a manager; 720,116 shares owned by New Vistas Investment Corporation of which Mr. Mollo owns approximately 43%; 467,655 shares owned by New Horizons of which Mr. Mollo owns 49%; 44,731 shares that may be received upon the conversion of 32,501 shares of Series C preferred stock owned directly by Mr. Mollo; 195,838 shares that may be received upon the conversion of 142,293 shares of Series C preferred stock owned by New Vistas Investment Corporation; 52,920 shares that may be purchased upon the exercise of warrants owned directly by Mr. Mollo; 55,396 shares that may be purchased upon the exercise of warrants owned by Mollo Family LLC; 105,480 shares that may be purchased upon the exercise of warrants owned by New Vistas Investment Corporation; and 94,455 shares that may be purchased upon the exercise of options granted under the 1996 Plan.

 (5) Includes 442,068 shares of owned directly by Mr. Doss; 10,000 owned by Nolton Doss International, Inc. of which Mr. Doss owns 50% and is a director; 68,815 shares that may be received upon the conversion of 50,000 shares of Series C preferred stock owned directly by Mr. Doss; 55,660 shares that may be purchased upon the exercise of warrants owned directly by Mr. Doss; and 92,075 that may be purchased upon the exercise of options granted under the 1996 Plan.

 (6) Includes 145,954 shares owned directly by Mr. Harris; 121,157 shares owned by Harris Family LLC of which Mr. Harris owns 10% and is a manager; 720,116 shares owned by New Vistas Investment Corporation of which Mr. Harris owns approximately 20% and is a director; 467,655 shares owned by New Horizons of which Mr. Harris owns 26% and is a director; 22,937 shares that may be received upon the conversion of 16,666 shares of Series C preferred stock owned directly by Mr. Harris; 195,838 shares that may be received upon the conversion of 142,293 shares of Series C preferred stock owned by New Vistas Investment Corporation; 8,500 shares that may be purchased upon the exercise of warrants owned directly by Mr. Harris; 21,247 shares that may be purchased upon the exercise of warrants owned by Harris Family LLC; 105,480 shares that may be purchased upon the exercise of warrants owned by New Vistas Investment Corporation; and 45,000 shares that may be purchased upon the exercise of options granted under the 1996 Plan.

 (7) Includes 10,000 shares owned directly by Mr. Winterich; and 50,000 shares that may be purchased upon the exercise of options granted under the 1996 Plan.

 (8) Includes 80,000 shares that may be purchased upon the exercise of options granted under the 1996 Plan.

 (9) Includes 70,000 shares that may be purchased upon the exercise of options granted under the 1996 Plan.

(10) Includes 26,068 shares owned directly by Mr. Steel; 79,250 shares owned by K.A. Steel Chemicals, Inc. of which Mr. Steel owns approximately 33% and is a director; 49,585 shares that may be purchased upon the exercise of warrants owned directly by Mr. Steel; 3,000 shares that may be purchased upon the exercise of warrants owned by K.A. Steel Chemicals, Inc.; and 70,000 shares that may be purchased upon the exercise of options granted under the 1996 Plan.

(11) Includes 720,116 shares owned directly by New Vistas Investment Corporation; 195,838 shares that may be received upon the conversion of 142,293 shares of Series C preferred stock owned directly by New Vistas Investment Corporation; and 105,480 shares that may be purchased upon the exercise of warrants owned directly by New Vistas Investment Corporation. The address for New Vistas Investment Corporation is 5528 Eubank Boulevard, N.E., Suite #3, Albuquerque, New Mexico 87111.

(12) Includes 720,200 shares owned directly by Empire National II, LLC; and 51,759 shares that may be received upon the exercise of warrants owned directly by Empire National II, LLC. The address for Empire National II, LLC is 330 Garfield Street, Suite 200, Santa Fe, New Mexico 87501.

(13) Includes 688,149 shares that may be received upon the conversion of 499,999 shares of Series C preferred stock owned directly by Seligman Communications and Information Fund, Inc.; and 666,666 that may be purchased upon the exercise of warrants owned directly by Seligman Communications and Information Fund, Inc. The address for Seligman Communications and Information Fund, Inc. is 125 University Avenue, Palo Alto, California 94301.

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                              CERTAIN TRANSACTIONS

     The following is a description of transactions since our inception, to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any of our directors, executive officers or holders of more than five percent of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements that are otherwise required to be described under "Management."

     In September 1995 our predecessor, Electronics Accessory Specialists International, L.L.C. ("Predecessor"), was capitalized with commitments from members of our management, our directors and advisors and their respective affiliates to subscribe for $970,000 of common and preferred interests in Predecessor, at which time a group of outside investors committed to contribute an additional $1,050,000 for such securities. In April 1996, we completed an additional $1.0 million round of financing, $650,000 of which was subscribed for by members of our management, our directors and advisors and their respective affiliates, and $350,000 of which was subscribed for by outside investors, in the form of a super preferred interests in Predecessor.

     In connection with the merger of Predecessor with and into us in August 1996, the common and preferred interests in Predecessor were converted into shares of common stock, Series A preferred stock and Series B preferred stock, and all outstanding options to purchase common interests in Predecessor were converted into similar interests to purchase shares of common stock of us.

     From September 1996 through May 1997 we raised approximately $1.9 million from our management and their affiliates (approximately $1.3 million of which was in the form of common stock, at a purchase price of $3.86 per share, and $565,000 of which was in the form of convertible subordinated debt (the "Convertible Debentures")), and approximately $2.1 million from outside investors ($846,458 of which was in the form of common stock, at a purchase price of $3.86 per share, and approximately $1.3 million of which was in Convertible Debentures). For a description of the Convertible Debentures, see "Description of Capital Stock -- Convertible Debentures."

     In 1996 the holders of Series A preferred stock converted such shares into common stock, at the rate of $3.86 per share, and Convertible Debentures at the rate of $3.86. Management and its affiliates converted all $605,772 of its Series A preferred stock into common stock, and outside investors converted $87,855 into common stock and $306,374 into Convertible Debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     From September through November 1997 we completed a $10.0 million private placement, including $583,885 of notes which were converted at $4.00 per share, approximately $1.1 million of already outstanding preferred stock which was converted at $4.00 per share and the sale of 2,081,114 newly-issued shares of common stock at $4.00 per share. Of these amounts, management converted notes of $525,100, preferred stock of approximately $1.1 million and purchased $16,000 of common stock, all at $4.00 per share.

     In June 1998 we completed a private placement of approximately $8.5 million and issued an aggregate of 1,485,000 shares of common stock at $5.75 per share. Our management and their affiliates purchased an aggregate of 74,000 shares of common stock ($425,000) in this private placement.

     In December 1998 we offered to convert 100% of the Convertible Debentures and accrued interest thereon to common stock at a price of $3.86 per share. Of the approximately $2.1 million of principal outstanding, approximately $2.0 million plus accrued interest of $62,448 was converted into 551,443 shares of common stock. Our management and their

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

affiliates converted $545,000 of principal and $16,476 accrued interest into 145,460 shares of common stock.

     In January 1999 we completed a private placement of approximately $5.0 million and issued an aggregate of 735,300 shares of Series C preferred stock at $6.75 per share. Our management and their affiliates purchased an aggregate of 45,000 shares of Series C preferred stock ($303,750) in this private placement. Pursuant to the terms of the Series C preferred stock, an additional 91,909 shares were issued to the investors in such private placement as a result of a subsequent round of financing at the lower price of $6.00 per share and 5,625 of such additional shares were issued to management and their affiliates. See "Description of Capital Stock -- Series C Preferred Stock."

     In March 1999 we raised $3.5 million in the form of 13% Bridge Promissory Notes, of which $975,000 was from our management and their affiliates and the balance from outside investors. Of the amount held by management and their affiliates $135,000 was converted to 33,750 shares of common stock at a price of $4.00 per share in June 1999. The offering also included the issuance of warrants to purchase 1,050,000 shares of common stock at a price of $0.01 per share, of which 292,500 were issued to our management and their affiliates. See "Description of Capital Stock -- Private Placement of 13% Bridge Promissory Notes and Warrants and Series C Preferred Stock."

     In January 2000 we completed a private placement of approximately $7.3 million and issued an aggregate of 1,222,450 shares of Series C Preferred Stock at $6.00 per share. For each share of Series C Preferred Stock purchased, an investor received a warrant to purchase two shares of common stock at a price of $0.01 per share. Our management and their affiliates purchased an aggregate of 159,167 shares of Series C preferred stock ($955,006) in this private placement and received warrants for the purchase of 318,334 shares of common stock at a price of $0.01 per share. See "Description of Capital Stock -- Series C Preferred Stock."

     In April 1998 in connection with the Bank of America line of credit, certain shareholders including Messrs. Mollo and Doss executed personal guarantees to guarantee a total of approximately $1.8 million each. In April 1998 certain of our other stockholders agreed to indemnify such guarantors against amounts paid under such guarantees up to certain agreed upon levels. As part of such guarantees and indemnification arrangements, such persons were issued an aggregate of 225,000 warrants to purchase common stock at a price of $5.75 per share. Our management of the Company and their affiliates received an aggregate of 173,241 of such warrants.

     When the Bank of America line of credit was amended in November 1999, certain shareholders including Messrs. Mollo and Doss executed personal guarantees to guarantee a total of approximately $1.8 million each, and certain other stockholders continued to indemnify such guarantors against amounts paid under such guarantees up to certain agreed upon levels. As part of such guarantees and indemnification arrangements, such persons were issued an aggregate of 112,000 warrants to purchase common stock at a price of $2.00 per share. Our management and their affiliates received an aggregate of 102,222 of such warrants.

     We have entered into an employment agreement with Messrs. Doss, Mollo and Winterich. See "Management -- Employment Agreements."

     As provided for in Mr. Doss's employment agreement, we have entered into a promissory note in the principal sum of $300,000 in December 1999 with Mr. Doss, our Executive Vice President, to finance his purchase of 50,000 shares of our Series C preferred stock at a purchase price of $6.00 per share. This note provides for 6.0% per annum interest and is due in full on December 1, 2001, however, Mr. Doss may prepay at any time without any penalty or premium. The principal amount outstanding as of December 31, 1999 is $300,000. In

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

connection with the note, Mr. Doss and the Company have also entered into a pledge agreement granting a security interest in the preferred stock and the warrant we sold to Mr. Doss.

     We have granted options to certain of our directors and executive officers. We have also entered into an indemnification agreement with each of our directors and executive officers.

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

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     We are a Delaware corporation and our affairs are governed by our certificate of incorporation, as amended, our bylaws, as amended, and the Delaware General Corporation Law (the "DGCL"). The following description of our capital stock is qualified in all respects by the certificate of incorporation and the bylaws, which have been filed as exhibits to the registration statement to which this prospectus forms a part.

     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

     As of December 31, 1999 we had 11,957,358 shares of common stock outstanding and approximately 495 holders of common stock. All issued and outstanding common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable. Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. There is no right to cumulative voting for the election of directors. Holders of shares of common stock are entitled to receive dividends, if, as and when declared by the board of directors out of funds legally available therefor, after payment of dividends required to be paid on any outstanding shares of preferred stock. Upon our liquidation, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preferences of any outstanding shares of preferred stock. Holders of shares of common stock have no conversion, redemption or preemptive rights. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock.

PREFERRED STOCK

     The board of directors may, without further action of our stockholders, issue shares of preferred stock in one or more series and fix or alter the rights and preferences thereof, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights and any other rights, preferences, privileges and restrictions of any wholly unissued series of preferred stock. The board of directors may, without further action by our stockholders, issue shares of preferred stock which it has designated. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock. While the issuance of preferred stock provides flexibility in connection with additional financing, possible acquisitions and other corporate purposes, future issuances may have the effect of delaying, deferring or preventing the change of control in us without further action by the stockholders and may discourage bids for the common stock at a premium over the market price. The board of directors may, without stockholder approval, provide for the issuance of preferred stock that could have voting, conversion or other rights superior to the rights of holders of common stock.

     We have no present plans to issue any new series of preferred stock.

SERIES C PREFERRED STOCK

     As of December 31, 1999 we had 4,500,000 shares of Series C preferred stock authorized for issuance and 2,399,102 shares of Series C preferred stock outstanding and 200 holders of Series C preferred stock. All issued and outstanding Series C preferred stock is, and all shares

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

of Series C preferred stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

     The Series C preferred stock is convertible into shares of common stock. The rate of conversion is 1-to-1.3763 as of December 31, 1999. The initial conversion rate is one for one, but is subject to change if certain events occur. Generally, the conversion rate will be adjusted if we issue any non-cash dividends on our securities, split our securities or otherwise effect a change to the number of our outstanding securities. The conversion rate will also be adjusted if we issue additional securities at a price that is less than the price that the Series C preferred stockholders paid for their shares. Such adjustments will be made according to certain formulas that are designed to prevent dilution of the Series C preferred stock. The Series C preferred stock can be converted at any time at the option of the holder, and will convert automatically, immediately prior to the consummation of a firm commitment underwritten public offering of our common stock pursuant to a registration statement filed with the SEC having a per share price equal to or greater than $12.00 per share and a total gross offering amount of not less than $15.0 million. No fractional shares will be issued upon conversion.

     If our board of directors declares a cash dividend payable on our outstanding shares of common stock, the board of directors must also declare a dividend payable on each share of Series C preferred stock equal to the amount of the dividend payable on the number of shares of common stock into which each such share could then be converted. Holders of shares of Series C preferred stock are entitled to vote on all matters submitted for a vote of the holders of common stock. Holders will be entitled to one vote for each share of common stock into which one share of Series C preferred stock could then be converted. In the event of our liquidation or dissolution, the holders of Series C preferred stock will be entitled to receive the amount they paid for their stock, plus accrued and unpaid dividends out of our assets legally available for such payments prior to the time other holders of our securities will be entitled to any payments. We are restricted from undertaking certain corporate actions while any shares of Series C preferred stock remain outstanding.

WARRANTS AND OPTIONS

     Finova Warrants. In connection with a $1.6 million loan made by Finova on June 24, 1997 to us (the "Finova Loan"), we issued a Stock Purchase Warrant to Finova (the "First Finova Warrant") to purchase 171,698 shares of common stock, at $0.01 per share, subject to the following adjustments: if the Finova Loan remains outstanding on June 24, 1999, Finova would have the right to purchase 231,288 shares of common stock; if the Finova Loan remains outstanding on June 24, 2000, Finova would have the right to purchase 292,176 shares of common stock; and if the Finova Loan remains outstanding on June 24, 2001, Finova would have the right to purchase 354,322 shares of common stock. The First Finova Warrant is exercisable at any time until July 31, 2002. Pursuant to the terms of the First Finova Warrant and the Second Finova Warrant (defined below) (collectively with the First Finova Warrant, the "Finova Warrants"), Finova is entitled to receive notice of and be entitled to attend or to send a representative to attend all meetings of our board of directors in a non-voting observation capacity, receive copies of all notices, packages and documents provided to members of our board of directors for each board meeting and receive copies of all actions taken by written consent of our board of directors, until such time as the Finova Loan has been paid in full. Additionally, both Finova Warrants contain certain provisions that protect the holder against dilution by adjustment of exercise price and the number of shares of common stock subject to the Finova Warrants in certain events, such as stock dividends and distributions, stock splits, recapitalizations, mergers or consolidations. We also granted to Finova an option to sell (the "Put") to us the Finova Warrants for a period of 30 days immediately preceding the expiration of the Finova Warrants at a purchase price equal to fair market value (as defined therein); however, upon consummation of this offering, the Put will terminate. Additionally, we have

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granted certain registration rights to Finova in connection with the Finova
Warrants. Effective March 25, 1998 we entered into the First Amendment to the Loan Agreement and Loan Documents with Finova Capital Corporation whereby the principal amount of the loan was increased by approximately $1.8 million to a total of approximately $3.4 million. In connection with the additional loan, a Stock Purchase Warrant to Finova the ("Second Finova Warrant") was issued which provides that Finova may purchase 186,836 shares of common stock, subject to the following adjustment: if the Finova Loan remains outstanding on June 24, 2000, Finova would have the right to purchase 283,143 shares of common stock; if the Finova Loan remains outstanding on June 24, 2001, Finova would have the right to purchase 381,456 shares of common stock; and if the Finova Loan remains outstanding on June 24, 2002, Finova would have the right to purchase 481,839 shares of common stock. This warrant is exercisable at any time until July 31, 2002 and the exercise price is $0.01 per share of common stock.

     Other Warrants. To date we have issued and outstanding warrants to purchase a total of 5,172,778 shares of common stock, at exercise prices ranging from $0.01 per share to $7.00 per share.

     Options. To date we have issued and outstanding options to purchase 1,919,851 shares of common stock. The exercise prices of these options range from $0.01 to $5.75 per share. See "Management -- Option Grants in Last Fiscal Year," "-- Amended and Restated 1996 Long Term Incentive Plan," "-- Founders Options" and "-- Employment Agreements" for a description of options granted by us.

CONVERTIBLE DEBENTURES

     In late 1996 and early 1997 we issued approximately $2.1 million in aggregate principal amount of 12% Convertible Debentures to various investors (the "Convertible Debentures"). In December 1998 approximately $2.1 million was converted to common stock at a price of $3.86 per share. The remaining Convertible Debentures ($95,000) require the Company to pay interest quarterly at a rate of 12% per annum. Beginning on the second anniversary of the date of issuance of each Convertible Debenture, we are required to pay 20 equal quarterly installments of principal and accrued but unpaid interest in an amount necessary to fully amortize the notes by the twentieth installment, when all remaining principal and accrued interest will be due. Each of the Convertible Debentures may be prepaid at our option at any time upon 30 days' notice to the holder. Unless prepaid by us, each Convertible Debenture also can be redeemed at the holder's option in whole or in part upon the closing of this offering (the "IPO Redemption Option"). Such redemption price would be equal to 100% of the principal amount of the Convertible Debentures to be redeemed, plus accrued interest, if any, to the date of the closing of this offering; provided, however, that the IPO Redemption Option will terminate at the close of business on the date of the closing of this offering and will be lost if not exercised by that time. The IPO Redemption Option may be exercised separately or in conjunction with the conversion right described below.

     Unless the Convertible Debenture is prepaid by us, 60% of the outstanding principal balance of each Convertible Debenture is convertible, at the option of the holder, into common stock on the date of the closing of this offering at the rate of one share of common stock for each $3.86 of principal of each Convertible Debenture (but just the 60% convertible portion thereof); provided, however, that the right to convert each Convertible Debenture will terminate at the close of business on the date of the closing of this offering and will be lost if not exercised prior to that time. We have received commitments from the holders of the Convertible Debentures to convert 60% of the outstanding principal balance of each Convertible Debenture concurrent with the closing of this offering.

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

REGISTRATION RIGHTS

     Finova Warrants. The Finova Warrants contain a registration rights provision that allows Finova to request that we register all or any part of the shares of common stock issuable upon exercise of the Finova Warrants as described above (the "Finova Shares") in certain circumstances. Specifically, Finova can request that we register the Finova Shares if we propose to file a registration statement on a form suitable for a secondary offering of shares. We are required to notify Finova of our intention to file such a registration statement at least thirty days prior to such filing. If Finova requests that we register some or all of the Finova Shares, we must include the Finova Shares in such registration statement at our expense; provided, however, that if the offering being registered is underwritten and the representative of the underwriters certifies in writing that the inclusion of the Finova Shares would materially and adversely affect the sale of the securities to be sold by us in the offering, then we will be required to include in the offering only the number of Finova Shares that the underwriters determine in their sole discretion will not jeopardize the success of the offering.

     Miram International, Inc. On July 29, 1997 we entered into a registration rights agreement with Miram International, Inc., or Miram. Pursuant to this agreement, we are obligated to register 187,000 shares of common stock (the "Miram Shares") held by Miram in certain circumstances.

     Miram can request that we register the Miram Shares if we propose to file certain types of registration statements at any time after we become a reporting company under the Exchange Act. If such a request is made, we are required to use our best efforts to cause any managing underwriter of such a proposed underwritten offering to permit Miram to include the Miram Shares in the offering. However, no such registration will be required if the managing underwriter for the proposed offering determines that the inclusion of the Miram Shares could have an adverse effect on the marketability or the price of the securities otherwise included in the offer. If the contemplated registration does not involve an underwritten public offering, such determination shall be made by us in our reasonable discretion. If requested by the managing underwriter, Miram has agreed to use its best efforts not to effect any public sale or distribution of the Miram Shares within 10 days before or 90 days after the effective date of an underwritten public offering in which any Miram Shares are included. Expenses incurred in connection with the registration of the Miram Shares generally will be borne by us. These registration rights will terminate upon the earlier of the sale of all or substantially all our assets or our merger with and into another business entity or December 31, 2000.

     Private Placement of Common Stock and Warrants. In November 1997 we completed a private placement of 2,500,000 shares of common stock and 625,000 warrants to various members of our management, other individuals and institutional investors. In June 1998 we completed a private placement of 1,485,000 shares of common stock to various members of our management, other individuals and institutional investors. Pursuant to purchase agreements executed by the holders of these securities, if we proposes to register any of our common stock or other securities in connection with the public offering of such securities solely for cash, other than an initial public offering or certain other types of offerings, we shall promptly give each holder written notice of such proposed filing. Upon the timely request of each holder, we must, subject to certain exceptions, cause such securities to be registered. If such offering is underwritten, we will not be required to include any of these securities in the offering unless the holder accepts the terms of the underwriting and then only in such quantity as the underwriters determine in their sole discretion will not materially jeopardize or in any way reduce the success of the offering. Expenses incurred in connection with the registration of these securities will be borne by us. Assignment of these registration rights is permitted in certain instances. Additionally, each holder has agreed that it will not sell any of these securities until 120 days after the earlier of the effective registration of these securities
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

or the effective date of a registration statement in which these securities could have been included. These registration rights will terminate three years after we become a public company.

     Private Placement of 13% Bridge Promissory Notes and Warrants and Series C Preferred Stock. In March 1999 we issued in a private placement approximately $3.5 million of our 13% Bridge Promissory Notes together with warrants to purchase 1,050,000 shares of our common stock (the "March Note Placement"). In June 1999 holders of approximately $2.3 million of the 13% Bridge Promissory Notes issued in connection with the March Note Placement converted their notes and accrued interest thereon of approximately $96,000 were converted to 592,685 shares of common stock. In July 1999 we completed the private placement of approximately $3.7 million of our 13% Bridge Promissory Notes together with warrants to purchase 898,400 shares of our common stock (the "July Note Placement"). Additionally, in connection with the July Note Placement, holders of approximately $3.2 million of such notes converted their notes into 788,125 shares of common stock. In January 2000 we completed the private placement of 2,085,732 shares of our Series C preferred stock and warrants to purchase 2,444,900 shares of our common stock. Pursuant to the note and warrant purchase agreements executed in connection with the March Note Placement and the Series C preferred stock purchase agreements, beginning January 1, 2001, the holders of at least 66 2/3% of the then outstanding shares of common stock issuable under these warrants or the Series C preferred stock, as the case may be, may notify us that they desire to have such shares registered for sale to the public. Promptly following receipt of such notice and after notifying all other applicable holders of their right to participate in such offering, we will prepare and file, and use our best efforts to prosecute to effectiveness, an appropriate registration statement with the SEC which includes such securities. We may delay such registration for not longer than 180 days if our board of directors in good faith reasonably believes that the filing would materially adversely affect certain pending or proposed offerings or certain other actions. If less than $5.0 million of the common stock issuable under warrants or less than $10.0 million of common stock issuable upon conversion of the Series C preferred stock is to be sold in such offering, we will not be obligated to register such securities. We are obligated to make such a filing with regard to the common stock issuable under the warrants only once, and are obligated to make such a filing with regard to the common stock issuable upon conversion of the Series C preferred stock only one time in any twelve month period and no more than three times in the aggregate, unless such registration statement is not declared effective.

     Even if the holders do not exercise these demand registration rights, once we are eligible to effect a registration of its securities on Form S-3, the holders will have the right to request us to register such securities on Form S-3 as long as the aggregate proposed offering price of such securities is not less than $3.0 million. We are obligated to honor such a request only once during a 12 month period. If such an offering is underwritten, the holders' securities will not be included unless the holders accept the terms of the underwriting agreement. We may delay such an S-3 offering for no longer than 180 days if our board of directors in good faith reasonably believes that the filing would materially adversely affect certain pending or proposed offerings or other certain actions.

     Finally, if we propose to register any of our securities in connection with the public offering of such securities solely for cash, other than an initial public offering or certain other types of offerings, we shall promptly give each holder written notice of such proposed filing. Upon the timely request of each holder, we must, subject to certain exceptions, cause such securities to be registered.

     Expenses incurred in connection with the registration of these securities will be borne by us and assignment of these registration rights is permitted in certain instances. Additionally, each holder has agreed that if requested by us or the underwriters, it will not sell any of these
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

securities until 180 days after the effective date of an underwritten public offering of any our shares of common stock without our prior written approval or the approval of the underwriters. If the offering is an underwritten initial public offering, such a request will not be required and the holders of the warrants have agreed to execute and deliver a lock-up letter to the underwriter if requested to do so. These registration rights will terminate at the earlier of (a) four years after we become a public company or (b) such time as the holder is able to sell all of such holder's securities issued hereunder in a single three-month period in compliance with Rule 144 of the Securities Act.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     We are subject to the provisions of Section 203 of the DGCL. In general,
Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This provision could delay, discourage or prohibit transactions not approved in advance by the board of directors, such as takeover attempts that might result in a premium over the market price of the common stock.

     Our certification of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of stockholders or by a written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and that special meetings of stockholders may be called only by our Chairman of the Board, the President, the Chief Executive Officer or the board of directors. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. Our certificate of incorporation also does not allow for cumulative voting for directors or for any other purpose. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares might be able to ensure the election of one or more directors. These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which stockholders might otherwise receive a premium for their shares over the then current prices) and may limit the ability of stockholders to remove then-current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, LLC.

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                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market after this offering could cause the market price of our common stock to decline. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding      shares of
common stock. Of these shares, the      shares sold in this offering (and any
shares issued upon exercise of the underwriters' over-allotment option) will be freely tradable without restriction under the Securities Act, unless purchased by "affiliates" of ours as that term is defined in Rule 144 under the Securities Act. Affiliates generally include officers, directors or 10% stockholders. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume restrictions as described below.

     The remaining      shares outstanding are "restricted securities" within
the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act, which are summarized below. Sales of these shares in the public market, or the availability of such shares for sale, could cause the market price of our common stock to decline.

     Our stockholders have entered into lock-up agreements generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the effective date of the registration statement filed pursuant to this offering. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until such agreements expire or are waived. Taking into account the lock-up agreements, the following shares will be eligible for sale in the public market at the following times:

     - Beginning on the effective date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market;

     - Beginning 180 days after the effective date, approximately      shares
       will be eligible for sale pursuant to Rules 701, 144 and 144(k), of which
       all but      shares are held by affiliates;

     - An additional      shares will be eligible for sale pursuant to Rule 701
       at various times beginning 180 days after the effective date of which all
       but      shares are held by affiliates; and

     - An additional      shares will be eligible for sale pursuant to Rule 144
       on           .

RULE 144

     Under Rule 144, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, which includes the holding period of any prior owner other than an affiliate, would generally be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the outstanding shares of our common stock then outstanding, which
       will equal approximately      shares immediately after this offering; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about Mobility.

RULE 144(k)

     Under Rule 144(k), a person who was not an affiliate of Mobility at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, which includes the holding period of any prior owner except an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     In general, under Rule 701, any of our employees, consultants or advisors, other than affiliates, who purchases or receives shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell these shares beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its holding period requirements.

REGISTRATION RIGHTS

     Upon completion of this offering, the holders of 12,482,281 shares of common stock or securities convertible into common stock will be entitled to registration rights with respect to these shares under the Securities Act. When these shares are registered under the Securities Act they will be freely tradable unless held by affiliates.

STOCK OPTIONS

     In addition, we intend to file a registration statement under the Securities Act as promptly as possible upon the completion of this offering to
register      shares of common stock to be issued pursuant to our employee benefit plans or upon exercise of non-plan options. As a result, any options or rights exercised under the 1996 Plan after the effectiveness of the registration statement will be available for sale in the public market 180 days after the effective date of this offering upon the expiration of lock-up agreements. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc., Banc of America Securities LLC and J.C. Bradford & Co., have severally agreed to purchase from us the following respective numbers of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Deutsche Bank Securities Inc. ..............................
Banc of America Securities LLC..............................
J.C. Bradford & Co..........................................
                                                                -----------
          Total.............................................
                                                                ===========

     The underwriting agreement provides that the obligations of the underwriters to purchase the common stock is subject to the terms and conditions set forth in the underwriting agreement. The underwriting agreement requires the underwriters to purchase all of the shares of the common stock offered by this prospectus, if any are purchased. The shares of common stock offered by the underwriters pursuant to this prospectus are subject to prior sale, when, as and if delivered to and accepted by the underwriters, and subject to the underwriters' right to reject any order in whole or in part.

     We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the initial public offering
price of $     per share and to certain dealers at a price that represents a
concession not in excess of $     per share. Any such securities dealers may
resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. The underwriters may change the public offering price after the common stock is released for sale to the public.

     The underwriters may sell more shares than the total number set forth in the table above. To cover these sales, we have granted the underwriters an
option to purchase up to an aggregate of           additional shares of common
stock at the initial public offering price, less the underwriting discounts and commissions. The underwriters may exercise this option at any time within 30 days after the date of this prospectus only to cover these sales. To the extent the underwriters exercise this option, each of the underwriters will purchase shares in approximately the same proportion as the number of shares of common
stock to be purchased by it shown in the above table bears to           and we
will be obligated, pursuant to the option, to sell those shares to the underwriters. If purchased, the underwriters will offer the additional shares on
the same terms as those on which the      shares are being offered. If the
underwriters exercise their over-allotment option in full, the total public
offering price will be $     , the total underwriting discount will be $     and
the total proceeds to us will be $     .

     Bank of America, N.A., an affiliate of Banc of America Securities LLC, is our primary lender. We intend to use a portion of the proceeds from this offering to repay certain amounts outstanding under our loans from Bank of America, N.A.

     We have agreed to indemnify the underwriters with respect to certain liabilities, including liabilities under the Securities Act.

     To facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thereby creating a short position in the underwriters' account. A short position results when an underwriter sells more shares of common stock than such underwriter is committed to purchase. Additionally, to cover over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and, if they do, they may discontinue doing so at any time. The underwriters also may reclaim selling concessions allowed to an underwriter or dealer, if the underwriters repurchase shares distributed by such underwriter or dealer. These stabilizing and other transactions may cause the price of our common stock to be higher than it otherwise would be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     We and our officers and directors and certain of our stockholders have agreed not to offer, sell or make any other disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock for a period of 180 days after the date of this prospectus, directly or indirectly, without the prior written consent of Deutsche Bank Securities Inc.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     We estimate that the total expenses of the offering, excluding underwriting
discounts and commissions, will be approximately $          .

     At our request, the underwriters have reserved for sale, at the initial
public offering price, up to      shares for our vendors, customers and other
third parties. The number of shares of common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

     We have filed an application for our common stock to be quoted on the Nasdaq National Market under the symbol "MOBE".

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiation among us and the representatives of the underwriters. Among the factors considered in determining the public offering price were:

     - prevailing market conditions;

     - our results of operations in recent periods;

     - the present stage of our development;

     - the market capitalizations and stages of development of other companies which we and the representatives of the underwriters believe to be comparable to us; and

     - estimates of our business potential.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Mobility by Jackson Walker L.L.P., Dallas, Texas. Richard F. Dahlson, a partner of Jackson Walker, is Secretary of Mobility. Willkie Farr & Gallagher, New York, New York, is acting as counsel for the underwriters in connection with selected legal maters related to the shares of common stock offered by this prospectus. As of the date of this prospectus, Mr. Dahlson owns 239,425 shares of common stock, warrants to purchase an additional 83,673 shares of common stock and 21,666 shares of Series C preferred stock, which will convert into 29,819 shares of our common stock upon completion of this offering.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the registration statement filed in connection with this offering in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 1997 and 1998 consolidated financial statements contains an explanatory paragraph that states that our recurring losses from operations and net capital deficiency raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                    ADDITIONAL INFORMATION AVAILABLE TO YOU

     We have filed with the SEC a registration statement on Form S-1 with respect to the common stock in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Mobility and the common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's web site at www.sec.gov.

     Upon completion of this offering, Mobility will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the web site of the SEC referred to above.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Independent Auditor's Report................................    F-2

Consolidated Financial Statements:
  Consolidated Balance Sheets as of December 31, 1997, 1998
     and September 30, 1999 (unaudited).....................    F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1996, 1997 and 1998, and the nine months
     ended September 30, 1998 and 1999 (unaudited)..........    F-4
  Consolidated Statements of Stockholders' Deficiency and
     Comprehensive Income (Loss) for the years ended
     December 31, 1996, 1997 and 1998, and the nine months
     ended September 30, 1998 and 1999 (unaudited)..........    F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1996, 1997 and 1998, and the nine months
     ended September 30, 1998 and 1999 (unaudited)..........    F-6
Notes to Consolidated Financial Statements..................    F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Mobility Electronics, Inc.:

     We have audited the accompanying consolidated balance sheets of Mobility Electronics, Inc. and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' deficiency and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mobility Electronics, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company has a stockholders' deficiency, a working capital deficiency and has suffered significant recurring losses from operations. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

/s/ KPMG LLP

Phoenix, Arizona
February 4, 2000

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                          DECEMBER 31,
                                                   --------------------------   SEPTEMBER 30,
                                                      1997           1998           1999
                                                   -----------   ------------   -------------
                                                                                 (UNAUDITED)
Current assets:
  Cash and cash equivalents......................  $ 2,215,939   $  2,432,703   $  1,267,660
  Accounts receivable, net.......................    2,648,470      2,796,787      3,031,264
  Inventories....................................    4,698,580      3,358,025      1,963,532
  Prepaid expenses and other current assets......       55,622        677,616      2,087,172
                                                   -----------   ------------   ------------
          Total current assets...................    9,618,611      9,265,131      8,349,628
                                                   -----------   ------------   ------------
Property and equipment, net......................    1,660,091      1,604,358      1,213,673
Other assets, net................................      970,908      1,865,230      2,489,882
                                                   -----------   ------------   ------------
                                                   $12,249,610   $ 12,734,719   $ 12,053,183
                                                   ===========   ============   ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Lines of credit................................  $ 2,922,609   $  5,130,855   $  5,000,417
  Accounts payable...............................    3,620,795      5,557,303      2,472,513
  Accrued expenses and other current
     liabilities.................................      743,479      1,547,167      1,228,138
  Notes payable..................................           --             --      1,775,000
  Current installments of long-term debt.........      239,287         15,250        176,471
  Current installments of capital lease
     obligations.................................      164,160        204,314        180,048
                                                   -----------   ------------   ------------
          Total current liabilities..............    7,690,330     12,454,889     10,832,587
                                                   -----------   ------------   ------------
Long-term debt, less current installments........    3,918,593      3,587,221      3,415,500
Capital lease obligations, less current
  installments...................................      210,301        188,972         58,118
                                                   -----------   ------------   ------------
          Total liabilities......................   11,819,224     16,231,082     14,306,205
                                                   -----------   ------------   ------------
Commitments, contingencies, and subsequent events
  (notes 2, 7, 8, 12, 13, 14, 15, 17, 18 and 20)
Stockholders' equity (deficiency):
  Convertible preferred stock -- Series C, $.01
     par value; authorized 15,000,000 shares;
     558,400 and 1,166,358 (unaudited) issued and
     outstanding at December 31, 1998 and
     September 30, 1999, respectively............           --          5,584         11,664
  Common stock, $.01 par value; authorized
     100,000,000 shares; 7,452,377, 9,127,612 and
     11,232,172 (unaudited) shares issued and
     outstanding at December 31, 1997 and 1998,
     and September 30, 1999, respectively........       74,523         91,276        112,322
  Additional paid-in capital.....................   12,913,928     26,619,153     41,191,823
  Accumulated deficit............................  (12,020,812)   (30,202,415)   (43,596,112)
  Accumulated other comprehensive income
     (loss) -- foreign currency translation
     adjustment..................................       (4,095)        (9,961)        27,281
  Treasury stock, 308,308 common shares, at cost
     at December 31, 1997........................     (533,158)            --             --
                                                   -----------   ------------   ------------
          Total stockholders' equity
            (deficiency).........................      430,386     (3,496,363)    (2,253,022)
                                                   -----------   ------------   ------------
                                                   $12,249,610   $ 12,734,719   $ 12,053,183
                                                   ===========   ============   ============

          See accompanying notes to consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                          NINE MONTHS
                                               YEARS ENDED DECEMBER 31,               ENDED SEPTEMBER 30,
                                       ----------------------------------------   ---------------------------
                                          1996          1997           1998           1998           1999
                                       -----------   -----------   ------------   ------------   ------------
                                                                                          (UNAUDITED)
Net sales............................  $ 5,669,180   $12,743,984   $ 21,072,057   $ 18,107,258   $ 10,162,434
Cost of sales........................    4,451,789    12,857,829     23,529,822     19,269,336      8,809,551
                                       -----------   -----------   ------------   ------------   ------------
          Gross profit (loss)........    1,217,391      (113,845)    (2,457,765)    (1,162,078)     1,352,883
                                       -----------   -----------   ------------   ------------   ------------
Operating expenses:
  General and administrative.........    1,977,791     1,907,051      4,445,731      2,710,135      2,878,846
  Research and development...........      711,138     1,985,750      4,361,365      2,613,531      2,616,503
  Marketing and sales................      535,025     2,625,560      5,130,955      3,136,971      3,672,258
  Purchased research and
     development.....................           --       965,081             --             --             --
                                       -----------   -----------   ------------   ------------   ------------
          Total operating expenses...    3,223,954     7,483,442     13,938,051      8,460,637      9,167,607
                                       -----------   -----------   ------------   ------------   ------------
          Loss from operations.......   (2,006,563)   (7,597,287)   (16,395,816)    (9,622,715)    (7,814,724)
Other income (expense):
  Interest expense...................     (112,931)     (711,245)    (1,756,534)    (1,248,355)    (5,640,124)
  Interest income....................          899        34,977        118,439        105,775         55,084
  Other, net.........................        6,783      (501,615)         1,053         (7,125)         6,067
                                       -----------   -----------   ------------   ------------   ------------
     Loss before provision for income
       taxes.........................   (2,111,812)   (8,775,170)   (18,032,858)   (10,772,420)   (13,393,697)
Provision for income taxes...........           --            --             --             --             --
                                       -----------   -----------   ------------   ------------   ------------
          Net loss before preferred
            dividends................  $(2,111,812)  $(8,775,170)  $(18,032,858)  $(10,772,420)  $(13,393,697)
Cumulative dividend on Series B
  preferred stock....................     (159,960)           --             --             --             --
                                       -----------   -----------   ------------   ------------   ------------
Net loss attributable to common
  stockholders.......................  $(2,271,772)  $(8,775,170)  $(18,032,858)  $(10,772,420)  $(13,393,697)
                                       ===========   ===========   ============   ============   ============
Loss per share:
  Basic..............................  $     (0.54)  $     (1.66)  $      (2.18)  $      (1.32)  $      (1.44)
                                       ===========   ===========   ============   ============   ============
  Diluted............................  $     (0.54)  $     (1.66)  $      (2.10)  $      (1.28)  $      (1.24)
                                       ===========   ===========   ============   ============   ============
Weighted average common shares
  outstanding:
  Basic..............................    4,198,791     5,277,153      8,271,150      8,136,798      9,324,001
                                       ===========   ===========   ============   ============   ============
  Diluted............................    4,198,791     5,300,948      8,586,089      8,437,205     10,767,671
                                       ===========   ===========   ============   ============   ============

          See accompanying notes to consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY AND COMPREHENSIVE INCOME
                                     (LOSS)
              YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 AND THE
                NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)

                                                          COMMON STOCK         ADDITIONAL        STOCK
                                      PREFERRED     ------------------------     PAID-IN     SUBSCRIPTION    ACCUMULATED
                                        STOCK         SHARES       AMOUNT        CAPITAL      RECEIVABLE       DEFICIT
                                     ------------   ----------   -----------   -----------   -------------   ------------
Balances at December 31, 1995......  $  1,310,500    4,070,000   $    44,846   $        --     $      --     $  (787,569)
Issuance of preferred stock........     1,689,000           --            --            --            --              --
Conversion of preferred stock to
 common stock......................      (693,626)     177,672       693,626            --            --              --
Conversion of preferred stock to
 convertible debenture.............      (306,374)          --            --            --            --              --
Issuance of common stock...........            --      274,824     1,839,388            --            --              --
Adjustment to par value at date of
 incorporation.....................    (1,999,458)          --    (2,531,985)    4,531,443            --              --
Pledge of common stock.............            --           --            --            --      (503,592)             --
Preferred stock dividends
 declared..........................            --           --            --            --            --         (28,896)
Repurchase of common stock.........            --           --            --            --            --              --
Comprehensive income (loss):
   Foreign currency translation
    adjustment.....................            --           --            --            --            --              --
   Net loss........................            --           --            --            --            --      (2,111,812)
      Total comprehensive loss.....
                                     ------------   ----------   -----------   -----------     ---------     ------------
Balances at December 31, 1996......            42    4,587,528        45,875     4,531,443      (503,592)     (2,928,277)
Conversion of preferred stock to
 common stock as part of private
 placement.........................           (21)     251,000         2,510        (2,489)           --              --
Redemption of preferred stock for
 cash..............................           (21)          --            --      (995,479)           --              --
Receipt of stock subscription
 receivable........................            --           --            --            --       503,592              --
Reclassification of par value of
 common stock issued...............            --      138,117         1,381        (1,381)           --              --
Issuance of common stock through
 private placement.................            --    2,249,000        22,490     7,838,713            --              --
Issuance of common stock for asset
 purchase..........................            --      110,000         1,100       423,900            --              --
Issuance of common stock for
 cash..............................            --      116,732         1,167       449,913            --              --
Issuance of warrants...............            --           --            --       669,308            --              --
Preferred stock dividends
 declared..........................            --           --            --            --            --        (317,365)
Comprehensive income (loss):
 Foreign currency translation
   adjustment......................            --           --            --            --            --              --
 Net loss..........................            --           --            --            --            --      (8,775,170)
      Total comprehensive loss.....
                                     ------------   ----------   -----------   -----------     ---------     ------------
Balances at December 31, 1997......            --    7,452,377        74,523    12,913,928            --     (12,020,812)
Conversion of convertible
 debentures to common stock........            --      551,443         5,514     2,123,056            --              --
Issuance of common stock through
 private placement.................            --    1,485,000        14,850     7,449,525            --              --
Issuance of preferred stock through
 private placement.................         5,584           --            --     3,348,358            --              --
Issuance of warrants...............            --           --            --     1,443,438            --              --
Repurchase of common stock.........            --           --            --            --            --              --
Retirement of treasury stock.......            --     (361,208)       (3,611)     (659,152)           --        (148,745)
Comprehensive income (loss):
 Foreign currency translation
   adjustment......................            --           --            --            --            --              --
 Net loss..........................            --           --            --            --            --     (18,032,858)
      Total comprehensive loss.....
                                     ------------   ----------   -----------   -----------     ---------     ------------
Balances at December 31, 1998......         5,584    9,127,612        91,276    26,619,153            --     (30,202,415)
Conversion of bridge loans to
 common stock (unaudited)..........            --    1,380,810        13,808     5,393,645            --              --
Warrants exercised (unaudited).....            --      646,750         6,468       176,245            --              --
Issuance of warrants (unaudited)...            --           --            --     5,388,243            --              --
Issuance of preferred stock through
 private placement (unaudited).....         2,746           --            --     1,055,141            --              --
Issuance of preferred stock for
 cash (unaudited)..................         3,334           --            --     1,929,166            --              --
Issuance of common stock in asset
 purchase (unaudited)..............            --       77,000           770       230,230            --              --
Stock options granted
 (unaudited).......................            --           --            --       400,000            --              --
Comprehensive income (loss):
 Foreign currency translation
   adjustment (unaudited)..........            --           --            --            --            --              --
 Net loss (unaudited)..............            --           --            --            --            --     (13,393,697)
      Total comprehensive loss
        (unaudited)................
                                     ------------   ----------   -----------   -----------     ---------     ------------
Balances at September 30, 1999
 (unaudited).......................  $     11,664   11,232,172   $   112,322   $41,191,823     $      --     $(43,596,112)
                                     ============   ==========   ===========   ===========     =========     ============

                                       FOREIGN                      NET
                                      CURRENCY                 STOCKHOLDERS'
                                     TRANSLATION   TREASURY       EQUITY
                                     ADJUSTMENT      STOCK     (DEFICIENCY)
                                     -----------   ---------   -------------
Balances at December 31, 1995......    $    --     $      --   $    567,777
Issuance of preferred stock........         --            --      1,689,000
Conversion of preferred stock to
 common stock......................         --            --             --
Conversion of preferred stock to
 convertible debenture.............         --            --       (306,374)
Issuance of common stock...........         --            --      1,839,388
Adjustment to par value at date of
 incorporation.....................         --            --             --
Pledge of common stock.............         --            --       (503,592)
Preferred stock dividends
 declared..........................         --            --        (28,896)
Repurchase of common stock.........         --      (533,158)      (533,158)
Comprehensive income (loss):
   Foreign currency translation
    adjustment.....................     (5,145)           --         (5,145)
   Net loss........................         --            --     (2,111,812)
                                                               ------------
      Total comprehensive loss.....                              (2,116,957)
                                       -------     ---------   ------------
Balances at December 31, 1996......     (5,145)     (533,158)       607,188
Conversion of preferred stock to
 common stock as part of private
 placement.........................         --            --             --
Redemption of preferred stock for
 cash..............................         --            --       (995,500)
Receipt of stock subscription
 receivable........................         --            --        503,592
Reclassification of par value of
 common stock issued...............         --            --             --
Issuance of common stock through
 private placement.................         --            --      7,861,203
Issuance of common stock for asset
 purchase..........................         --            --        425,000
Issuance of common stock for
 cash..............................         --            --        451,080
Issuance of warrants...............         --            --        669,308
Preferred stock dividends
 declared..........................         --            --       (317,365)
Comprehensive income (loss):
 Foreign currency translation
   adjustment......................      1,050            --          1,050
 Net loss..........................         --            --     (8,775,170)
                                                               ------------
      Total comprehensive loss.....                              (8,774,120)
                                       -------     ---------   ------------
Balances at December 31, 1997......     (4,095)     (533,158)       430,386
Conversion of convertible
 debentures to common stock........         --            --      2,128,570
Issuance of common stock through
 private placement.................         --            --      7,464,375
Issuance of preferred stock through
 private placement.................         --            --      3,353,942
Issuance of warrants...............         --            --      1,443,438
Repurchase of common stock.........         --      (278,350)      (278,350)
Retirement of treasury stock.......         --       811,508             --
Comprehensive income (loss):
 Foreign currency translation
   adjustment......................     (5,866)           --         (5,866)
 Net loss..........................         --            --    (18,032,858)
                                                               ------------
      Total comprehensive loss.....                             (18,038,724)
                                       -------     ---------   ------------
Balances at December 31, 1998......     (9,961)           --     (3,496,363)
Conversion of bridge loans to
 common stock (unaudited)..........         --            --      5,407,453
Warrants exercised (unaudited).....         --            --        182,713
Issuance of warrants (unaudited)...         --            --      5,388,243
Issuance of preferred stock through
 private placement (unaudited).....         --            --      1,057,887
Issuance of preferred stock for
 cash (unaudited)..................         --            --      1,932,500
Issuance of common stock in asset
 purchase (unaudited)..............         --            --        231,000
Stock options granted
 (unaudited).......................         --            --        400,000
Comprehensive income (loss):
 Foreign currency translation
   adjustment (unaudited)..........     37,242            --         37,242
 Net loss (unaudited)..............         --            --    (13,393,697)
                                                               ------------
      Total comprehensive loss
        (unaudited)................                             (13,356,455)
                                       -------     ---------   ------------
Balances at September 30, 1999
 (unaudited).......................    $27,281     $      --   $ (2,253,022)
                                       =======     =========   ============

          See accompanying notes to consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                              NINE MONTHS
                                                                   YEARS ENDED DECEMBER 31,               ENDED SEPTEMBER 30,
                                                           ----------------------------------------   ---------------------------
                                                              1996          1997           1998           1998           1999
                                                           -----------   -----------   ------------   ------------   ------------
                                                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net loss...............................................  $(2,111,812)  $(8,775,170)  $(18,032,858)  $(10,772,420)  $(13,393,697)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Provision for accounts receivable....................       10,000       164,230        997,217        606,663        590,002
    Provision for obsolete inventory.....................      244,823       837,635      4,469,481      4,494,159        964,136
    Depreciation and amortization........................      280,822       695,952        965,086        698,558        481,247
    Amortization on deferred loan costs..................           --        79,762        633,398        475,049      4,718,797
    Loss on sale of equipment............................           --        28,537             --             --             --
    Compensation expense for options granted.............           --         5,000         22,000             --         85,500
    Purchased research and development...................           --       965,081             --             --             --
    Deposits in restricted cash..........................           --       (24,596)            --             --             --
    Changes in operating assets and liabilities, net of
      acquisition:
      Accounts receivable................................   (1,134,292)   (1,960,503)    (1,145,534)    (2,628,226)      (824,479)
      Inventories........................................   (1,763,882)   (3,846,587)    (3,128,926)    (3,525,595)       430,357
      Prepaid expenses and other assets..................      (98,305)       84,208       (518,463)      (325,800)      (819,262)
      Accounts payable...................................      557,240     2,518,295      1,936,508      1,883,796     (3,084,790)
      Accrued expenses and other current liabilities.....      240,200       333,970        866,136        274,341       (319,029)
                                                           -----------   -----------   ------------   ------------   ------------
        Net cash used in operating activities............   (3,775,206)   (8,894,186)   (12,935,955)    (8,819,475)   (11,171,218)
                                                           -----------   -----------   ------------   ------------   ------------
Cash flows from investing activities:
  Purchase of property and equipment.....................   (1,111,506)     (971,636)      (902,951)      (902,951)       (90,562)
  Proceeds from sale of property and equipment...........           --       169,597             --             --             --
  Purchase of assets, net of cash acquired...............      (33,683)           --             --             --             --
  Purchase of patent.....................................           --        (3,380)            --             --             --
                                                           -----------   -----------   ------------   ------------   ------------
        Net cash used in investing activities............   (1,145,189)     (805,419)      (902,951)      (902,951)       (90,562)
                                                           -----------   -----------   ------------   ------------   ------------
Cash flows from financing activities:
  Cash received from lines of credit.....................    1,200,225     2,922,609      2,208,246      2,153,246             --
  Repayment of lines of credit...........................           --    (1,200,225)            --             --       (130,438)
  Borrowings under long-term debt........................      819,750     2,635,000      1,750,000      1,750,000      7,202,500
  Repayment of long-term debt and capital lease
    obligations..........................................           --       (86,664)      (436,677)      (325,722)      (165,620)
  Cash paid to acquire long-term debt....................           --      (128,287)            --             --             --
  Net proceeds from issuance of preferred stock..........    1,689,000            --      3,353,942             --      2,970,340
  Cash paid to redeem preferred stock....................           --      (995,500)            --             --             --
  Proceeds from sale of common stock.....................    1,185,786     8,223,583      7,464,375      7,227,984             --
  Proceeds from exercise of warrants.....................           --            --             --             --        182,713
  Cash paid for treasury stock...........................      (23,158)           --       (278,350)      (264,600)            --
  Collection of stock subscription receivable............           --       503,592             --             --             --
  Dividends paid.........................................       (7,926)     (249,635)            --             --             --
                                                           -----------   -----------   ------------   ------------   ------------
        Net cash provided by financing activities........    4,863,677    11,624,473     14,061,536     10,540,908     10,059,495
                                                           -----------   -----------   ------------   ------------   ------------
Effects of exchange rates on cash and cash equivalents...       (5,145)        1,050         (5,866)           774         37,242
                                                           -----------   -----------   ------------   ------------   ------------
        Net increase (decrease) in cash and cash
          equivalents....................................      (61,863)    1,925,918        216,764        819,256     (1,165,043)
Cash and cash equivalents, beginning of year.............      351,884       290,021      2,215,939      2,215,939      2,432,703
                                                           -----------   -----------   ------------   ------------   ------------
Cash and cash equivalents, end of year...................  $   290,021   $ 2,215,939   $  2,432,703   $  3,035,195   $  1,267,660
                                                           ===========   ===========   ============   ============   ============
Supplemental disclosure of cash flow information:
  Interest paid..........................................  $    34,939   $   601,054   $  1,230,890   $    923,167   $    772,453
                                                           ===========   ===========   ============   ============   ============
Supplemental schedule of noncash investing and financing
  activities:
  Acquisition of property and equipment and assumption of
    capital lease obligations............................  $        --   $   374,461   $    216,215   $     97,628   $         --
                                                           ===========   ===========   ============   ============   ============
  Warrants issued in connection with the execution of
    long-term debt.......................................  $        --       664,308      1,421,438      1,421,438      5,388,243
                                                           ===========   ===========   ============   ============   ============
  Conversion of 2,101 shares of Series B preferred stock
    into 251,000 shares of common stock..................  $        --         2,489             --             --             --
                                                           ===========   ===========   ============   ============   ============
  Conversion of preferred dividends and interest on
    Series B preferred stock to 22,175 shares of common
    stock................................................  $        --        88,700             --             --             --
                                                           ===========   ===========   ============   ============   ============
  Issuance of stock subscribed for 138,117 shares of
    common...............................................           --         1,381             --             --             --
                                                           ===========   ===========   ============   ============   ============
  Conversion of Series A preferred stock into convertible
    debentures...........................................  $   306,374            --             --             --             --
                                                           ===========   ===========   ============   ============   ============
  Conversion of Series A preferred stock into common
    stock................................................  $   693,626            --             --             --             --
                                                           ===========   ===========   ============   ============   ============
  Repurchase of common stock for extinguishment of
    outstanding accounts receivable......................  $   510,000            --             --             --             --
                                                           ===========   ===========   ============   ============   ============
  Stock subscribed 65,252 shares issued, but cash not
    paid.................................................      503,592            --             --             --             --
                                                           ===========   ===========   ============   ============   ============
  Dividends declared on preferred stock..................  $    20,970            --             --             --             --
                                                           ===========   ===========   ============   ============   ============
  Conversion of convertible debentures and accrued
    interest to 551,443 shares of common stock...........  $        --            --      2,128,570             --             --
                                                           ===========   ===========   ============   ============   ============
  Conversion of bridge loans and accrued interest to
    1,380,810 shares of common stock.....................  $        --            --             --             --      5,509,432
                                                           ===========   ===========   ============   ============   ============
  Retirement of treasury stock...........................  $        --            --        811,508        533,158             --
                                                           ===========   ===========   ============   ============   ============
  Issuance of 77,000 shares of common stock as settlement
    for contingent purchase price........................  $        --            --             --             --        231,000
                                                           ===========   ===========   ============   ============   ============
  Options issued.........................................  $        --            --             --             --        400,000
                                                           ===========   ===========   ============   ============   ============

          See accompanying notes to consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          DECEMBER 31, 1996, 1997, AND 1998 AND THE NINE MONTHS ENDED
              SEPTEMBER 30, 1998 (UNAUDITED) AND 1999 (UNAUDITED)

(1) NATURE OF BUSINESS

     Mobility Electronics, Inc. (Mobility or the Company) formerly known as Electronics Accessory Specialists International, Inc. was formed on May 4, 1995. Mobility was originally formed as a limited liability corporation, however, in August 1996 the Company became a C Corporation incorporated in the State of Delaware.

     Mobility designs, develops and markets connectivity and remote PCI bus technology and products for the computer industry and a broad range of related embedded processor applications. In addition, Mobility manufactures and/or distributes in-car and in-air DC power adapters, portable computer docking stations, port replicators, and monitor stands. Mobility distributes products in the United States, Canada and Europe.

(2) LIQUIDITY

     The Company's consolidated financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit from operations of $30,202,415 as of December 31, 1998, has a working capital deficiency of $3,189,758 as of December 31, 1998 and has generated significant losses from operations since inception. The Company's business plan calls for an equity investment from a Private Placement and extension of its line of credit and long-term debt, which management believes will be adequate to provide the Company with operating cash flow to meet its current obligations. However, there is no certainty that the Company's plan will be successfully carried out. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change include valuation of accounts receivable and inventories, impairment of intangible assets and valuation of deferred tax assets. Management believes that such estimates have been appropriately established in accordance with generally accepted accounting principles.

  (b) Principles of Consolidation

     The consolidated financial statements include the accounts of Mobility and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

  (c) Cash and Cash Equivalents

     All short-term investments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash and cash equivalents include cash on hand and amounts on deposit with financial institutions.

  (d) Inventories

     Inventories consist of component parts purchased partially and fully assembled for computer accessory items. Inventories are stated at the lower of cost (first-in, first-out method) or market.

  (e) Property and Equipment

     Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of future minimum lease payments. Depreciation on furniture, fixtures and equipment is provided using the straight-line method over the estimated useful lives of the assets ranging from two to seven years. Tooling is capitalized at cost and is depreciated over a two-year period. Equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets.

  (f) Deferred Loan Costs

     Deferred loan costs are amortized over the term of the related debt.

  (g) Licensing Fees and Noncompete Agreement

     The cost of licensing fees and a noncompete agreement are included in other assets and amortized on a straight-line basis over their estimated economic lives of two to five years.

  (h) Goodwill

     Goodwill, which is included in other assets, represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over five years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

  (i) Impairment of Long-Lived Assets

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

  (j) Revenue Recognition

     Revenue from product sales is recognized upon shipment to the customer. Provisions for returns and credits are provided for in the same period the related sales are recorded.

  (k) Warranty Reserve

     The Company provides limited warranties on certain of its products for periods generally not exceeding three years. The Company accrues warranty costs for potential product liability and warranty claims based on the Company's claim experience. The Company's warranty accrual was $0, $50,000, $174,071 and $264,071 (unaudited) as of December 31, 1996, 1997, 1998 and September 30, 1999,
respectively.

  (l) Income Taxes

     The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (m) Net Loss Per Common Share

     Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted to common stock or resulted in the issuance of common stock that then shared in the earnings or loss of the Company. Nominal issuances of stock options and warrants for all periods have been included in the calculations of diluted net loss per common share in accordance with Staff Accounting Bulletin No. 98.

  (n) Employee Stock Options

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options and to adopt the "disclosure only" alternative treatment under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). SFAS 123 requires the use of fair value option valuation models that were not developed for use in valuing employee stock options. Under SFAS No. 123, deferred compensation is recorded for the excess of the fair value of the stock on the date of the option grant, over the exercise price of the option. The deferred compensation is amortized over the vesting period of the option.

  (o) Fair Value of Financial Instruments

     The fair value of accounts receivable, accounts payable, and accrued expenses approximates the carrying value due to the short-term nature of these instruments. Management has estimated that the fair values of the line of credit and notes payable approximate the current balances outstanding, based on currently available rates for debt with similar terms.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

  (p) Research and Development

     The cost of research and development is charged to expense as incurred.

  (q) Segment Reporting

     The Company has only one operating business segment, the sale of peripheral computer equipment.

  (r) Comprehensive Loss

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No.
130) which became effective for the Company January 1, 1998. SFAS No. 130 established standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Company adopted the provisions of SFAS No. 130 in 1998. Financial statements presented for earlier periods have been reclassified in accordance with the requirements of SFAS No. 130.

  (s) Unaudited Interim Financial Information

     The unaudited interim financial statements as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999, reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations, and cash flows as of and for the periods presented. The results of the interim periods presented are not necessarily indicative of results to be expected for the full year.

(4) INVENTORIES

     Inventories consist of the following:

                                                   DECEMBER 31,
                                              -----------------------   SEPTEMBER 30,
                                                 1997         1998          1999
                                              ----------   ----------   -------------
                                                                         (UNAUDITED)
Raw materials...............................  $3,516,831   $5,564,935    $4,973,213
Work-in-process.............................     362,560      175,185       240,913
Finished goods..............................   1,901,647    3,111,530     2,768,222
                                              ----------   ----------    ----------
                                               5,781,038    8,851,650     7,982,348
Less reserve for obsolete inventories.......   1,082,458    5,493,625     6,018,816
                                              ----------   ----------    ----------
                                              $4,698,580   $3,358,025    $1,963,532
                                              ==========   ==========    ==========

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

(5) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                   DECEMBER 31,
                                              -----------------------   SEPTEMBER 30,
                                                 1997         1998          1999
                                              ----------   ----------   -------------
                                                                         (UNAUDITED)
Furniture and fixtures......................  $  143,248   $  173,631    $  151,823
  Warehouse and related equipment...........     327,802      383,121       400,527
  Computer equipment........................     400,582      687,418       719,647
  Capital lease assets......................     374,461      590,676       581,641
  Tooling...................................   1,234,019    1,242,206     1,313,976
  Leasehold improvements....................      59,758       63,239        63,239
                                              ----------   ----------    ----------
                                               2,539,870    3,140,291     3,230,853
  Less accumulated depreciation and
     amortization...........................     879,779    1,535,933     2,017,180
                                              ----------   ----------    ----------
       Property and equipment, net..........  $1,660,091   $1,604,358    $1,213,673
                                              ==========   ==========    ==========

     Capital lease assets consist of computers and furniture and fixtures.

(6) OTHER ASSETS

     Other assets consist of the following:

                                                   DECEMBER 31,
                                              -----------------------   SEPTEMBER 30,
                                                 1997         1998          1999
                                              ----------   ----------   -------------
                                                                         (UNAUDITED)
  Deferred loan costs.......................  $  768,630   $2,275,344    $7,483,587
  Goodwill..................................     200,000      200,000       431,000
  Patents and trademarks....................       3,380       68,321        86,802
  Other.....................................     128,393      103,309       113,909
                                              ----------   ----------    ----------
                                               1,100,403    2,646,974     8,115,298
  Less accumulated amortization.............     129,495      781,744     5,625,416
                                              ----------   ----------    ----------
     Net other assets.......................  $  970,908   $1,865,230    $2,489,882
                                              ==========   ==========    ==========

(7) LINES OF CREDIT

     On December 16, 1996, the Company entered into a $2,167,000 line of credit with a bank, which was due on January 13, 1998. At that time, the line of credit was renewed and increased to $3,167,000 and was subject to renewal on May 31, 1998. The interest rate on amounts borrowed under the line of credit was 1.5% plus the bank's corporate base rate (10% at December 31, 1997) per annum, payable monthly. At December 31, 1997, $2,090,054 was outstanding under this line of credit.

     On January 13, 1997, the Company entered into a $833,000 line of credit, with the same bank, which was due on March 15, 1998. The line of credit was extended pending approval of a new line of credit with the same institution. The interest rate on amounts borrowed under this line of credit was 1.5% plus the bank's corporate base rate (10% at December 31, 1997) per annum, payable monthly. The line of credit is secured by the Company's accounts receivable, inventory, and property and equipment. At December 31, 1997, $832,555 was outstanding under this line of credit. No amounts were outstanding under this line of credit at December 31, 1998.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     On July 21, 1998, the Company entered into a line of credit with the same bank under which the Company may borrow up to the lesser of $4,500,000 or the sum of 80% of the aggregate amounts of accounts receivable, 60% of the aggregate amount of finished goods inventory and 40% of the aggregate amount of raw materials inventory. The proceeds from this line were used to extinguish the previous described $2.2 million line of credit outstanding as of December 31, 1997. The interest rate on amounts borrowed under the line of credit is the bank's corporate base rate plus 1.5% (9.25% at December 31, 1998) per annum, payable monthly. The line is secured by the Company's accounts receivable, inventory, and property and equipment. The line matured August 31, 1999 and was subsequently extended to March 31, 2000. At December 31, 1998, $4,338,054 was outstanding under this line of credit. This line of credit and the $833,000 line of credit are also guaranteed by certain stockholders of the Company and the $833,000 line of credit is guaranteed by the U.S. Small Business Administration and certain stockholders.

     On May 6, 1998, the Company entered into a $1,500,000 line of credit with the same bank. The line bears interest at the bank's corporate base rate plus 1.5% (9.25% at December 31, 1998), payable monthly, with final payment of interest and principal on May 6, 1999. The line of credit is secured by the Company's accounts receivable, inventory, and property and equipment. At December 31, 1998, $792,801 was outstanding under this line of credit. On May 6, 1999, the Company extended the maturity date of this line of credit to August 1999. In August 1999, the maturity date was further extended to October 30, 1999 and the amount available under the line was reduced from $1,500,000 to $750,000. On October 31, 1999, the maturity date was extended to March 31, 2000.

     On November 2, 1999, the Company approved the amended and restated business loan agreement. Pursuant to the terms of this agreement, the outstanding principal balance of the previously described $4,500,000 note was reduced to $2,852,054 and then replaced by a promissory note in the face amount of $3,000,000. The interest rate on amounts borrowed under this promissory note is 2.5% plus the bank's corporate base rate per annum, payable monthly and remaining principal and interest due March 31, 2000. In addition, the bank issued new promissory notes with face values of $1,500,000, $150,000 and $75,000 with interest rate on amounts borrowed under these promissory notes ranging from 2.5% to 3.5% plus the bank's corporate base rate per annum. The $1,500,000 promissory note is payable in monthly principal and interest payments of $83,333, with $500,000 due at signing and any unpaid principal and interest due March 31, 2000. The $150,000 and $75,000 promissory notes, which are secured by certificate of deposits, are payable in monthly interest payments, with unpaid principal and interest due September 15, 2000.

     The Company was in violation of certain restrictive debt covenants with respect to the lines of credit and business loan agreement as of December 31, 1998 which have been subsequently waived by the bank.

(8) LONG-TERM DEBT

     On November 6, 1996, the Company signed a two year note payable for $83,423 as part of the purchase of assets and a license. The note accrues interest at 8% annually with quarterly payments of $11,388 including interest that began on February 1, 1997 and continuing through November 1, 1998. At December 31, 1997, $43,362 was outstanding. This note was paid in full in 1998.

     During 1997, the Company had issued $2,161,122 in aggregate principal amount of Convertible Debentures (the "Debentures"), of which 60% of the outstanding balance is

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES convertible at the option of the holder into common stock on or before the closing date of an Initial Public Offering of the Company. The conversion price is equal to $3.86 per share. At December 31, 1997, none of the Debentures had been converted. The annual interest rate on the debentures is 12%. In December 1998, $2,066,122 of the Debentures and related accrued interest of $62,493 were converted into 551,443 shares of common stock at a conversion price of approximately $3.86. Principal payments totaling $95,000 on the remaining Debentures are due in quarterly installments of $3,813 plus interest, commencing January 31, 1999 with interest only payments due quarterly until that date.

     On June 24, 1997, the Company signed a five-year promissory note with a financial institution for $1,600,000. The interest rate is 13.5% per annum, payable monthly with final payment due June 23, 2002. The note is secured by the Company's inventory, property and equipment, and intangible assets. At December 31, 1998 and 1997, $1,600,000 was outstanding under this promissory note.

     On March 25, 1998, the Company signed a promissory note with a financial institution for $1,750,000. The interest rate is 13.5% per annum, payable monthly, with final payment due June 23, 2002. The note is secured by the Company's inventory, property and equipment, and intangible assets. At December 31, 1998, $1,750,000 was outstanding under this promissory note.

     In July 1997, the Company acquired certain assets by executing a $400,000 promissory note payable. The note accrues interest at 8% annually with quarterly payments of $54,604 including interest that began on October 1, 1997 and continued through July 1, 1999. The note is secured by a patent application and other related patents. On May 21, 1999, the Company entered into a Settlement Agreement (the "Agreement"), which extended the repayment date with principal and accrued interest due and payable in equal installments on January 31, April 30 and July 31, 2000. At December 31, 1997, $353,396 was outstanding under this promissory note. At December 31, 1998, $157,471 was outstanding under this promissory note.

     Long term debt consists of the following:

                                                   DECEMBER 31,
                                              -----------------------   SEPTEMBER 30,
                                                 1997         1998          1999
                                              ----------   ----------   -------------
                                                                         (UNAUDITED)
Convertible debentures......................  $2,161,122   $   95,000    $   84,500
Notes payable...............................   1,996,758    3,507,471     3,507,471
                                              ----------   ----------    ----------
                                               4,157,880    3,602,471     3,591,971
Less current installments...................     239,287       15,250       176,471
                                              ----------   ----------    ----------
Long-term debt, excluding current
  installments..............................  $3,918,593   $3,587,221    $3,415,500
                                              ==========   ==========    ==========

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     Annual maturities of long-term debt are as follows:

                                                           DECEMBER 31,   SEPTEMBER 30,
                                                               1998           1999
                                                           ------------   -------------
                                                                           (UNAUDITED)
1999.....................................................   $   15,250      $ 176,471
2000.....................................................      176,471          4,750
2001.....................................................       19,000         19,000
2002.....................................................    3,369,000      3,369,000
2003.....................................................       19,000         19,000
Thereafter...............................................        3,750          3,750
                                                            ----------      ---------
                                                            $3,602,471      $3,591,971
                                                            ==========      =========

(9) CAPITAL LEASE OBLIGATIONS

     The Company is obligated under various capital leases primarily for computer equipment and office furniture that expire at various dates through 2001. These leases meet the various criteria of capital leases and are, therefore, classified as capital lease obligations. Capital lease obligations reflect the present value of future rental payments, discounted at the interest rate implicit in each of the leases. A summary of the future minimum lease payments required under the capital leases as of December 31, 1998 follows:

                                                        DECEMBER 31,   SEPTEMBER 30,
                                                            1998           1999
                                                        ------------   -------------
                                                                        (UNAUDITED)
1999..................................................    $275,237        $67,852
2000..................................................     170,524        164,272
2001..................................................      41,461         39,433
                                                          --------        -------
  Total minimum capital lease payments................     487,222        271,557
Less amount representing interest (17.7% to 37.3%)....      93,936         33,391
                                                          --------        -------
  Capital lease obligations...........................     393,286        238,166
Less current installments of capital lease
  obligations.........................................     204,314        180,048
                                                          --------        -------
  Capital lease obligations, less current
     installments.....................................    $188,972        $58,118
                                                          ========        =======

     The leased furniture and equipment has been included in property and equipment at a total cost of $374,461, $590,676 and $581,641 (unaudited) at December 31, 1997 and 1998 and September 30, 1999, respectively.

(10) STOCKHOLDERS' DEFICIENCY

     In August 1996, the Company became a C Corporation and the beginning shares were stated at 4,070,000 shares of common stock and 6,686 shares of preferred stock.

     In 1999, the Board of Directors authorized the Company's articles of incorporation to increase the number of authorized shares of common stock to 100,000,000 and increased the authorized shares of preferred stock to 15,000,000 shares and in September 1997 the Board of Directors approved a 44-for-1 stock split. All share information included in the accompanying consolidated financial statements has been adjusted to reflect these amendments.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

  (a) Preferred Stock

     During 1996, the Company issued preferred stock for $1,689,000. As part of the Company's financing activities, Series A preferred stockholders were offered the opportunity to convert their Series A shares into common stock or convertible debentures. The preferred stock was converted into common stock or convertible debentures at $3.86 per share. All of the Series A holders elected to convert their shares. During 1996, 1,734 Series A preferred shares were converted into 177,672 shares of common stock with a face value of $693,626. The remaining 766 shares of Series A preferred were converted into convertible debentures with a face value of $306,374.

     As part of the Company's financing activities in 1997, 8% cumulative Series B preferred stockholders were offered the opportunity to convert their Series B shares into common stock or to redeem their Series B shares. The preferred stock was converted into common stock at $4.00 per common share. During 1997, 2,101 shares of Series B preferred shares were converted into 251,000 shares of common stock with a face value of $1,004,000. The remaining 2,085 Series B preferred shares were redeemed for $995,500 in cash.

     In addition, all dividends in arrears plus interest were paid on outstanding Series B preferred shares prior to conversion or redemption. During 1997, Series B preferred stockholders used $88,700 of the dividends and interest to purchase 22,175 shares of common stock. The remaining $249,635 (228,665 Series B and 20,970 Series A) was paid to preferred stockholders in cash.

     During 1998, the Company issued 558,400 shares of Series C preferred stock for $3,353,942, net of legal and issuance costs of $415,208 through a Private Placement. During 1999, the remaining 176,900 shares relating to this Private Placement were issued for $1,057,887, net of issuance costs of $136,188. An additional 91,913 shares were issued as a result of repricing the Private Placement from $6.75 per share to $6.00 per share and 5,800 shares were issued as payment for broker commissions.

  (b) Common Stock

     During 1996, the Company subscribed (not issued at December 31, 1996) 38,852 shares of common stock for $150,010 ($3.86 per share) to acquire certain assets. The Company issued the 38,852 shares in 1997.

     During 1996, the Company subscribed common stock for $503,592 ($3.86 per share) and issued 65,032 shares (the cash was not received at December 31,
1996). The remaining 65,252 shares were issued during 1997. During 1997, the Company received $503,592 in cash.

     During 1996, the Company received cash for 138,117 shares of common stock to be issued. All proceeds were originally recorded to additional paid-in capital. During 1997, the common stock was issued and accordingly $1,381 was reclassified to common stock.

     During 1996, the Company subscribed 308,088 shares of common stock and issued 274,824 shares (32,164 not issued at December 31, 1996) for $1,185,786 cash ($3.86 per share).

     In July 1997, the Company acquired certain assets from an unrelated party by issuing 110,000 shares of common stock valued at $3.86 per share for a total of $425,000. During May 1999, the Company issued an additional 77,000 shares of common stock valued at $3.00 per share for a total of $231,000 to settle the purchase price (unaudited).

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     During 1997, the Company issued 116,732 shares of common stock for $451,080 cash ($3.86 per share).

     During 1997, the Company held a Private Placement and issued 2,500,000 shares of common stock for $10,000,000. The common shares were recorded as follows: 2,249,000 shares were issued for $7,861,203 (which included the $88,700 of converted dividends and interest), net of legal and Private Placement fees of $1,134,797; and 251,000 shares, valued at $1,004,000, were issued for converted Series B preferred stock.

     During 1998, the Company held a Private Placement and issued 1,485,000 shares of common stock for $7,464,373, net of legal and Private Placement fees of $1,074,377.

     During 1998, $2,066,122 of the Convertible Debentures and accrued interest of $62,448 totaling $2,128,570 were converted into 551,443 common shares at a conversion price of approximately $3.86.

  (c) Treasury Stock

     During 1996, the Company entered into a non-cash transaction and reacquired 308,308 shares of common stock valued at $533,158 in exchange for a distributor's outstanding trade receivable due to the Company. During 1998, this treasury stock was retired.

     During 1998, the Company repurchased and retired 52,900 shares of common stock valued at $278,350 for cash.

(11) INCENTIVE STOCK OPTION PLAN AND WARRANTS (ALL REFERENCES TO DATES SUBSEQUENT TO DECEMBER 31, 1998 ARE UNAUDITED.)

     In 1995, the Board granted stock options to employees to purchase 264,396 shares of common stock. Later in 1996, the Company adopted an Incentive Stock Option Plan (the Plan) pursuant to the Internal Revenue Code. Common stock reserved for grants to key employees of the Company under the Plan total 132,000 shares. The aggregate number of shares of common stock for which options may be granted or for which stock grants may be made under the plan is 2,500,000. Options become exercisable over varying periods up to five years and expire at the earlier of termination of employment or up to seven years after the date of grant. The options under both the Plan and Board approved were granted at the fair market value of the Company's stock at the date of grant as determined by the Company's Board of Directors.

     At December 31, 1998 and September 30, 1999, there were 1,807,968 and 1,745,748 shares available for grant under the Plan, respectively. The per share weighted average fair value of stock options granted under the Plan for the periods ended December 31, 1997 and 1998 and September 30, 1999 was $3.88, $5.75 and $2.85, respectively, based on the date of grant using the minimum value method with the following weighted average assumptions: expected dividend yield 0%, risk free interest rate of 5.1% and an expected life of 5 years.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     At December 31, 1998, the range of exercise prices and weighted average remaining contractual life of options was $1.76-$5.75 and 5 years, respectively.

                                                                      WEIGHTED AVERAGE
                                                                       EXERCISE PRICE
                                                           NUMBER        PER SHARE
                                                          ---------   ----------------
Outstanding, December 31, 1996.........................     298,276        $1.99
  Granted..............................................     105,860         3.88
  Canceled.............................................     (29,260)        3.86
  Exercised............................................          --           --
                                                          ---------        -----
Outstanding, December 31, 1997.........................     374,876         2.38
  Granted..............................................     649,512         5.75
  Canceled.............................................     (67,960)        2.89
  Exercised............................................          --           --
                                                          ---------        -----
Outstanding, December 31, 1998.........................     956,428         4.63
  Granted (unaudited)..................................     477,410         2.85
  Canceled (unaudited).................................    (415,190)        5.51
  Exercised (unaudited)................................          --           --
                                                          ---------        -----
Outstanding, September 30, 1999 (unaudited)............   1,018,648        $3.44
                                                          =========        =====

     The following table summarizes information about the stock options outstanding at December 31, 1998:

                                                     WEIGHTED
                                                      AVERAGE     WEIGHTED                 WEIGHTED
                                                     REMAINING    AVERAGE                  AVERAGE
                                        OPTIONS     CONTRACTUAL   EXERCISE     OPTIONS     EXERCISE
      RANGE OF EXERCISE PRICES        OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
      ------------------------        -----------   -----------   --------   -----------   --------
$1.76...............................    264,396         2.5        $1.76       231,348      $1.76
$3.86-$4.00.........................     57,120         4.8        $3.88        31,818      $3.87
$5.75...............................    634,912         6.0        $5.75       120,827      $5.75
                                        -------        ----        -----       -------      -----
$1.76-$5.75.........................    956,428        4.92        $4.54       383,993      $3.19
                                        =======        ====        =====       =======      =====

     The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amount indicated below:

                                                                          NINE MONTHS
                                      YEARS ENDED DECEMBER 31,               ENDED
                              ----------------------------------------   SEPTEMBER 30,
                                 1996          1997           1998           1999
                              -----------   -----------   ------------   -------------
                                                                          (UNAUDITED)
Net loss:
  As reported...............  $(2,111,812)  $(8,775,170)  $(18,032,858)  $(13,106,611)
                              ===========   ===========   ============   ============
  Pro forma.................  $(2,247,603)  $(8,959,167)  $(18,267,627)  $(13,362,363)
                              ===========   ===========   ============   ============

     Pro forma net loss reflects only options granted since 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES forma net loss amount presented above because compensation cost is reflected over the options' vesting period of four to five years.

     During 1997 and 1998, the Company granted consultants 9,900 and 30,000, respectively, incentive stock options for services performed. The options are exercisable at $3.86 and $5.75 per share and expire May 2004 and 2005, respectively. The options were valued at $5,000 and $22,000 and were charged to compensation expense in 1997 and 1998, respectively.

     During June 1997, the Company issued 162,536 warrants to purchase shares of common stock in connection with long-term debt executed with a bank. The Company issued an additional 9,162 warrants in September 1997 pursuant to the anti-dilution clause of the loan agreement. The warrants are exercisable at $.01 per share and expire July 31, 2002. The warrants valued at $669,308 are included in other assets. The value of the warrants is charged to interest expense over the term of the related debt. In June 1999, the Company issued an additional 59,590 warrants valued at $149,571 (unaudited) exercisable at $0.01 in connection with the extension of this debt with the bank.

     On October 7, 1997, the Company issued to the placement agent an option to purchase 222,708 shares of common stock and 55,677 Warrants (111.354 units) in connection with the Private Placement. The common shares are exercisable at $4.80 per share ($9,600 per unit) and may be exercised from November 10, 1998 and prior to the earlier of (i) November 10, 2001; or (ii) the sale of substantially all Company assets, merger, or the liquidation, dissolution, winding-up or reorganization of the Company. The Warrants are exercisable at $7.00 per share, subject to antidilution provisions. The Warrants are exercisable as defined above.

     On October 8, 1997, the Company issued 625,000 warrants to purchase shares of common stock (the "Warrants") in connection with the Private Placement. The Warrants are exercisable at $7.00 per share, subject to antidilution provisions. The Warrants may be exercised prior to the earlier of (i) November 30, 2001,
(ii) eighteen months after the time that the Company becomes subject to the reporting requirements of the Exchange Act of 1934, as amended or (iii) the sale of substantially all Company assets, merger, or the liquidation, dissolution, winding-up or reorganization of the Company.

     During 1998, the Company issued 225,000 warrants to purchase shares of common stock in connection with long-term debt executed with a bank. The warrants are exercisable at $5.75 per share and expire after 5 years. The warrants valued at $350,249 are included in other assets. The value of the warrants is charged to interest expense over the term of the related debt.

     During 1998, the Company issued 136,400 warrants to purchase common stock in connection with the Private Placement of common stock. The warrants are exercisable at $6.90 per share and expire after five years.

     On March 25, 1998, the Company issued 186,836 warrants to purchase shares of common stock in connection with long-term debt executed with a bank. The warrants are exercisable at $.01 per share and expire July 31, 2002. The warrants valued at $1,071,189 are included in other assets. The value of the warrants is charged to interest expense over the term of the related debt.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

(12) OPERATING LEASE COMMITMENTS

     The Company has entered into various non-cancelable operating lease agreements for its facilities in Scottsdale, Arizona, automobile, and office equipment. Existing facility leases require monthly rents plus payment of property taxes, normal maintenance and insurance on facilities. Rental expense for the operating leases was $310,673, $394,950 and $365,782 during the years ended 1996, 1997 and 1998, respectively, and $339,394 (unaudited) for the nine months ended September 30, 1999.

     A summary of the minimum future lease payments for the years ending December 31 follows:

                                                           DECEMBER 31,   SEPTEMBER 30,
                                                               1998           1999
                                                           ------------   -------------
                                                                           (UNAUDITED)
1999.....................................................   $  456,306     $  116,912
2000.....................................................      471,707        483,037
2001.....................................................      492,927        505,113
2002.....................................................       99,724        479,937
                                                            ----------     ----------
                                                            $1,520,664     $1,584,999
                                                            ==========     ==========

(13) INCOME TAXES

     The Company has generated net operating losses for both financial and income tax reporting purposes since inception. At December 31, 1997 and 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $7,453,000 and $11,842,000, respectively, which, subject to annual limitations, are available to offset future taxable income, if any, through 2018 and net operating loss carryforwards for state income tax purposes of approximately $7,453,000 and $11,842,000, which are available to offset future taxable income through 2003.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     The temporary differences that give rise to deferred tax assets and liabilities at December 31, 1997 and 1998 are as follows:

                                                                 DECEMBER 31,
                                                          --------------------------
                                                             1997           1998
                                                          -----------   ------------
Deferred tax assets:
  Net operating loss carryforward for federal income
     taxes..............................................  $ 3,103,000   $  6,092,700
  Net operating loss carryforward for state income
     taxes..............................................      548,000      1,119,019
  Depreciation and amortization.........................      100,000         57,224
  Section 263A inventory................................       90,000         63,132
  Accrued liabilities...................................           --        272,295
  Reserves..............................................           --        215,465
  Bad debts.............................................           --        263,117
  Investment tax credits................................           --        161,022
  Inventory obsolescence................................           --      2,366,033
                                                          -----------   ------------
          Total gross deferred tax assets...............    3,841,000     10,610,007
                                                          -----------   ------------
Deferred tax liabilities................................           --             --
                                                          -----------   ------------
          Net deferred tax assets.......................    3,841,000     10,610,007
Less valuation allowance................................   (3,841,000)   (10,610,007)
                                                          -----------   ------------
          Net deferred tax assets.......................  $        --   $         --
                                                          ===========   ============

     The valuation allowance for deferred tax assets as of December 31, 1997 and 1998 was $3,841,000 and $10,610,007, respectively. The net change in the total valuation allowance for the years ended December 31, 1997 and 1998 was an increase of $2,998,000 and $6,769,007, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. In addition, due to the frequency of equity transactions within the Company, it is possible the use of the net operating loss carryforward may be limited in accordance with Section 382 of the Internal Revenue Code. A determination as to this limitation will be made at a future date as the net operating losses are utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences.

(14) CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its cash with high credit quality financial institutions and generally limits the amount of credit exposure to the amount of FDIC coverage. However, periodically during the year, the Company maintains cash in financial institutions in excess of the FDIC insurance coverage limit of $100,000. The Company performs ongoing credit evaluations of its customers' financial condition but does not typically require collateral to support customer receivables. The Company establishes an

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

     During 1996, the Company had an agreement with Extend Microproducts, Inc. (Xtend) to market and distribute the Company's products in the United States. During 1996, the Company sold a substantial portion (approximately 53%) of its products through Xtend. In September 1996, the distribution agreement with Xtend was terminated. The Company has expanded its U.S. distribution network and is building a United States sales team to directly serve U.S. customers. This termination has diversified the Company's customer base and reduced their credit risk.

     Two customers accounted for 29% and 18% of net sales for the year ended December 31, 1997. Three customers accounted for 18%, 17% and 16% of net sales for the year ended December 31, 1998. Two customers accounted for 25% and 10% (unaudited) of net sales for the nine months ended September 30, 1999.

(15) RELATED PARTY TRANSACTIONS

     During 1996, the Company had an agreement with Xtend to market and distribute the Company's products. Xtend held an ownership interest in the Company. In September 1996, that agreement was terminated and the Company repurchased a portion, 308,308 shares of common stock, of Xtend's ownership interest of $510,000 for forgiveness of outstanding trade receivables of $510,000.

     The Company has an agreement with a related entity under which this entity provides management services. The Company paid the consultant approximately $5,000, $32,000 and $52,000 for the years ended December 31, 1996, 1997 and
1998, respectively, and approximately $27,000 (unaudited) for the nine months ended September 30, 1999.

(16) EXPORT SALES

     Export sales were approximately 31% and 34% of the Company's net sales for the years ended December 31, 1997 and 1998, respectively, and 19% (unaudited) of the Company's net sales for the nine months ended September 30, 1999. The principal international market served by the Company was Europe.

(17) CONTINGENCIES AND LITIGATION

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based on consultation with legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity. Accordingly, the accompanying consolidated financial statements do not include a provision for losses, if any, that might result from the ultimate disposition of these matters.

(18) YEAR 2000 ISSUE

     In 1998, the Company developed a plan to deal with the Year 2000 related issues and began modifying and/or converting its computer systems to be Year 2000 compliant. The plan provides for the modification and conversion efforts to be completed by December 31, 1999. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Management is in the process of assessing Year 2000 remediation efforts of the Company's significant suppliers. Although management believes its

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES efforts minimize the potential adverse effects on the Company, there can be no absolute assurance that all its suppliers will become Year 2000 compliant on time or in a way that will be compatible with the Company's systems. The Company will evaluate appropriate courses of action, including replacement of certain systems whose associated costs would be recorded as assets and subsequently amortized, or modification of its existing systems which costs would be expensed as incurred. The Company does not believe expenditures to be Year 2000 compliant have been material. However, there can be no assurance that the Company will be able to completely resolve all Year 2000 issues or that the ultimate cost to identify and implement solutions to all Year 2000 issues will not be material to the Company.

(19) SUPPLEMENTAL FINANCIAL INFORMATION

     A summary of additions and deductions related to the allowances for accounts receivable and inventories for the years ended December 31, 1996, 1997, 1998 and the nine months ended September 30, 1999 (unaudited) follows:

                                             BALANCE AT    CHARGED TO                BALANCE AT
                                            BEGINNING OF   COSTS AND                   END OF
                                               PERIOD       EXPENSES    DEDUCTIONS     PERIOD
                                            ------------   ----------   ----------   ----------
Allowance for doubtful accounts:
  Year ended December 31, 1996............   $       --    $   10,000    $     --    $   10,000
                                             ==========    ==========    ========    ==========
  Year ended December 31, 1997............   $   10,000    $  165,184    $    954    $  174,230
                                             ==========    ==========    ========    ==========
  Year ended December 31, 1998............   $  174,230    $  762,217    $288,295    $  648,152
                                             ==========    ==========    ========    ==========
  Nine months ended September 30, 1999
     (unaudited)..........................   $  648,152    $   90,002    $ 62,472    $  675,682
                                             ==========    ==========    ========    ==========
Allowance for sales returns:
  Year ended December 31, 1996............   $       --    $    9,942    $     --    $    9,942
                                             ==========    ==========    ========    ==========
  Year ended December 31, 1997............   $    9,942    $  223,242    $111,487    $  121,697
                                             ==========    ==========    ========    ==========
  Year ended December 31, 1998............   $  121,697    $  235,000    $     --    $  356,697
                                             ==========    ==========    ========    ==========
  Nine months ended September 30, 1999
     (unaudited)..........................   $  356,697    $  500,000    $421,695    $  435,002
                                             ==========    ==========    ========    ==========
Reserve for obsolescence of inventories:
  Year ended December 31, 1996............   $       --    $  244,823    $     --    $  244,823
                                             ==========    ==========    ========    ==========
  Year ended December 31, 1997............   $  244,823    $  921,409    $ 83,774    $1,082,458
                                             ==========    ==========    ========    ==========
  Year ended December 31, 1998............   $1,082,458    $4,469,481    $ 58,314    $5,493,625
                                             ==========    ==========    ========    ==========
  Nine months ended September 30, 1999
     (unaudited)..........................   $5,493,625    $  964,136    $438,945    $6,018,816
                                             ==========    ==========    ========    ==========

(20) SUBSEQUENT EVENTS (UNAUDITED)

     During March 1999, the Company issued $3.5 million of 13% Bridge Promissory Notes (the "Existing Bridge Notes") with interest at a rate of 13% per annum and due and payable March 5, 2000. For each $100,000 of Existing Bridge Notes subscribed, each subscriber received a warrant to purchase 30,000 shares of common stock at an exercise price of $0.01 per share. This resulted in the issuance of warrants to purchase 1,050,000 shares of common stock valued at $3,150,000. The warrants are exercisable at any time after July 1, 1999 but on

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES or prior to March 5, 2002, and have certain registration rights. In May 1999, the Company provided holders of the Existing Bridge Notes the right to convert the principal and interest of such notes to common stock at a price of $4.00 per share, provided such conversion was made by June 30, 1999, $2,275,000 of the Existing Bridge Notes and $95,740 of related accrued interest was converted into 592,685 shares of common stock.

     In April 1999, the Company entered into agreements with VLSI Technologies and Seligman Communications and Information Fund, Inc. under which the Company issued 166,666 shares of Series C preferred stock at $6.00 per share in exchange for a $1,000,000 investment in the Company to each investor for a total of $1,932,500, net of issuance costs of $67,500.

     During May 1999, the Company held a Private Placement to sell up to $5,000,000 of 13% Bridge Notes. The Bridge Notes pay interest at the rate of 13% per annum and are due and payable on June 30, 2000. Bridge Notes of $3,702,500 were issued. In conjunction with this issuance, the Company issued 898,400 warrants valued at $1,796,800 to purchasers of Bridge Notes based on the principal amounts of notes subscribed; for each $100,000 of Bridge Notes subscribed, 22,000 warrants per $100,000 invested and for investments of $100,000 or more, 25,000 warrants per $100,000 invested. The warrants have an exercise price of $0.01 per share and may be exercised on or after September 1, 1999, but on or prior to May 31, 2002. In May 1999, the Company provided holders of the Existing Bridge Notes the right to convert the principal and interest of such notes to common stock at a price of $4.00 per share, provided such conversion was made by June 30, 1999. $3,036,713 was converted into 788,125 shares of common stock net of issuance costs of $115,787.

     During October 1999, the Company sold its European subsidiary (Mobility Electronics LLC, which maintained offices in Versailles, France and offices and a warehouse/distribution center in Nuremburg, Germany) for nominal consideration resulting in a loss on sale of the subsidiary of approximately $160,000.

     In January 1999, the Company issued 65,000 warrants to purchase common stock in connection with the Private Placement of Series C preferred stock. The warrants are exercisable at $6.00 per share and expire January 2004.

     In April 1999, 150,000 options to purchase common stock at a weighted average exercise price of $1.34 were issued to an officer. The Company recognized $400,000 of deferred compensation related to the issuance of the options which were charged to operations over the vesting period through March 2002.

     In June 1999, 116,000 warrants (valued at $291,872) were issued to purchase common stock for an exercise price of $0.01.

     During December 1999, the Company granted a consultant 70,000 incentive stock options for services performed. The options are exercisable at $2.00 per share and expire in December 2003. The options were valued at $23,000 and were charged to compensation expense in 1999.

     During January 2000, the Company completed a Private Placement and issued 1,222,450 shares of Series C preferred stock at $6.00 per share for $7,300,000 million, net of legal and issuance costs fees of $92,000. In conjunction with this Private Placement, the Company issued a warrant for each share of Series C preferred stock to purchase two shares of common stock. The total warrants issued of 2,444,900 are exercisable at $0.01 per common stock share and expire December 2004.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     In November 1999, the Company issued 112,000 warrants to purchase common stock in connection with the extension of its $4,500,000 line of credit. The warrants were issued to certain stockholders as part of their personal guarantees and indemnification arrangements for this line of credit. The warrants valued at $224,000 are exercisable at $2.00 and expire April 20, 2003.

     In July and March 1999, 596,250 and 50,500 warrants were exercised at $0.01 and $3.50 per share, respectively, for a total of $182,713. During the fourth quarter of 1999, 715,436 warrants were exercised at $0.01 per share.

     In December 1999, the Company entered into a promissory note in the principal sum of $300,000 with an executive of the Company to finance his purchase of 50,000 shares of Series C preferred stock at a purchase price of $6.00 per share. The Company issued a warrant for each share of preferred stock to purchase two shares of common stock at an exercise price of $0.01 per common share.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

(21) NET LOSS PER SHARE

     The computation of basic and diluted net loss per share follows:

                                   YEARS ENDED DECEMBER 31,           NINE MONTHS ENDED SEPTEMBER
                           ----------------------------------------   ---------------------------
                              1996          1997           1998           1998           1999
                           -----------   -----------   ------------   ------------   ------------
Net loss.................  $(2,111,812)  $(8,775,170)  $(18,032,858)  $(10,772,420)  $(13,393,697)
Less cumulative dividend
  on 8% Series B
  preferred stock........     (159,960)           --             --             --             --
                           -----------   -----------   ------------   ------------   ------------
Net loss attributable to
  common stockholders....  $(2,271,772)  $(8,775,170)  $(18,032,858)  $(10,772,420)  $(13,393,697)
                           ===========   ===========   ============   ============   ============
Weighted average common
  shares
  outstanding -- basic...    4,198,791     5,277,153      8,271,150      8,136,798      9,324,001
                           ===========   ===========   ============   ============   ============
Basic loss per share.....  $     (0.54)  $     (1.66)  $      (2.18)  $      (1.32)  $      (1.44)
                           ===========   ===========   ============   ============   ============
Weighted average common
  shares
  outstanding -- basic...    4,198,791     5,277,153      8,271,150      8,136,798      9,324,001
Effect of dilutive
  securities.............           --        23,795        314,939        300,407      1,443,670
                           -----------   -----------   ------------   ------------   ------------
Weighted average common
  shares outstanding --
  diluted................    4,198,791     5,300,948      8,586,089      8,437,205     10,767,671
                           ===========   ===========   ============   ============   ============
Diluted loss per share...  $     (0.54)  $     (1.66)  $      (2.10)  $      (1.28)  $      (1.24)
                           ===========   ===========   ============   ============   ============
Stock options and
  warrants not included
  in diluted EPS since
  antidilutive...........      298,276     1,278,261      2,221,213      2,221,213      2,147,933
                           ===========   ===========   ============   ============   ============
Convertible preferred
  stock not included in
  diluted EPS since
  antidilutive...........        4,186            --        558,400             --      1,166,358
                           ===========   ===========   ============   ============   ============

     The dilutive securities used in the diluted weighted average common shares outstanding represents issuances of options and warrants at a nominal value.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

(22) QUARTERLY FINANCIAL DATA (UNAUDITED)

     A summary of the quarterly data for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999 (unaudited) follows:

                                   FIRST        SECOND         THIRD        FOURTH
                                  QUARTER       QUARTER       QUARTER       QUARTER
                                -----------   -----------   -----------   -----------
Year ended December 31, 1997:
  Net sales...................  $ 1,962,365   $ 3,340,485   $ 3,019,591   $ 4,421,543
                                ===========   ===========   ===========   ===========
  Gross profit (loss).........  $   (44,615)  $   131,837   $   (50,928)  $  (150,139)
                                ===========   ===========   ===========   ===========
  Operating expenses..........  $(1,297,487)  $(1,562,063)  $(2,771,177)  $(1,852,775)
                                ===========   ===========   ===========   ===========
  Operating loss..............  $(1,342,102)  $(1,430,226)  $(2,822,045)  $(2,002,914)
                                ===========   ===========   ===========   ===========
  Net loss....................  $(1,433,361)  $(1,556,878)  $(3,535,971)  $(2,248,960)
                                ===========   ===========   ===========   ===========
  Loss per share:
     Basic....................  $     (0.31)  $     (0.34)  $     (0.76)  $     (0.31)
                                ===========   ===========   ===========   ===========
     Diluted..................  $     (0.31)  $     (0.34)  $     (0.76)  $     (0.31)
                                ===========   ===========   ===========   ===========
Year ended December 31, 1998:
  Net sales...................  $ 5,568,430   $ 6,815,773   $ 5,723,055   $ 2,964,799
                                ===========   ===========   ===========   ===========
  Gross profit (loss).........  $   851,359   $ 1,535,198   $(3,548,635)  $(1,295,687)
                                ===========   ===========   ===========   ===========
  Operating expenses..........  $(2,459,162)  $(2,581,094)  $(3,420,381)  $(5,477,414)
                                ===========   ===========   ===========   ===========
  Operating loss..............  $(1,607,803)  $(1,045,896)  $(6,969,016)  $(6,773,101)
                                ===========   ===========   ===========   ===========
  Net loss....................  $(1,838,670)  $(1,480,253)  $(7,453,497)  $(7,260,438)
                                ===========   ===========   ===========   ===========
  Loss per share:
     Basic....................  $     (0.25)  $     (0.18)  $     (0.87)  $     (0.84)
                                ===========   ===========   ===========   ===========
     Diluted..................  $     (0.24)  $     (0.17)  $     (0.83)  $     (0.80)
                                ===========   ===========   ===========   ===========
Nine months ended September
  30, 1999 (unaudited):
  Net sales...................  $ 3,227,784   $ 3,560,417   $ 3,374,233
                                ===========   ===========   ===========
  Gross profit................  $   432,909   $    96,298   $   823,676
                                ===========   ===========   ===========
  Operating expenses..........  $(3,455,748)  $(3,303,559)  $(2,408,300)
                                ===========   ===========   ===========
  Operating loss..............  $(3,022,839)  $(3,207,261)  $(1,584,624)
                                ===========   ===========   ===========
  Net loss....................  $(3,606,179)  $(6,847,078)  $(2,940,440)
                                ===========   ===========   ===========
  Loss per share:
     Basic....................  $     (0.39)  $     (0.74)  $     (0.31)
                                ===========   ===========   ===========
     Diluted..................  $     (0.37)  $     (0.62)  $     (0.26)
                                ===========   ===========   ===========

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in the prospectus is correct only as of its date.

                               TABLE OF CONTENTS

                                        Page
                                        ----
PROSPECTUS SUMMARY....................    3
RISK FACTORS..........................    7
FORWARD-LOOKING STATEMENTS............   21
USE OF PROCEEDS.......................   21
DIVIDEND POLICY.......................   22
CAPITALIZATION........................   23
DILUTION..............................   24
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   25
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   27
BUSINESS..............................   36
MANAGEMENT............................   49
PRINCIPAL STOCKHOLDERS................   56
CERTAIN TRANSACTIONS..................   58
DESCRIPTION OF CAPITAL STOCK..........   61
SHARES ELIGIBLE FOR FUTURE SALE.......   67
UNDERWRITING..........................   69
LEGAL MATTERS.........................   71
EXPERTS...............................   71
ADDITIONAL INFORMATION AVAILABLE TO
  YOU.................................   71
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

     UNTIL             , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. DEALERS ARE ALSO OBLIGATED TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

'MOBILITY ELECTRONICS LOGO'

Mobility Electronics, Inc.

                Shares

Common Stock
Deutsche Banc Alex. Brown

Banc of America Securities LLC

J.C. Bradford & Co.
PROSPECTUS
            , 2000

              [DESCRIPTION OF GRAPHICS ON INSIDE BACK COVER PAGE]

     The upper left portion of the inside back cover page will contain the phrase "Universal Docking Products" directly above smaller text which will read, "Our first major application for Split Bridge(TM) technology is the creation of a new universal docking product category which allows portable computer users to configure a flexible, high performance docking solution that meets their individual needs, and more importantly, is compatible with essentially all makes and models of portable computers." To the right of and beneath that text will be pictures of three of our products: the EasiDock(TM) 1000, the EasiDock(TM) 2000 and the EasiDock(TM) 3000, each with captions indicating the name of the product. Our company logo will be located in the bottom center of the inside back cover.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses to be paid by the Company (other than underwriting compensation expected to be incurred) in connection with the offering described in this Registration Statement. All amounts are estimates, except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Listing Fee.

SEC Registration Fee........................................  $18,480.00
NASD Filing Fee.............................................    7,500.00
Nasdaq National Market Listing Fee..........................           *
Blue Sky Qualification Fees and Expenses....................           *
Printing Costs..............................................           *
Legal Fees and Expenses.....................................           *
Accounting Fees and Expenses................................           *
Transfer Agent and Registrar Fees and Expenses..............           *
Miscellaneous...............................................           *
                                                              ----------
          Total.............................................  $        *
                                                              ==========

------------

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

DELAWARE GENERAL CORPORATION LAW

     Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Section 145(b) of the DGCL states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 145(d) of the DGCL states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or
(4) by the stockholders.

     Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in
Section 145. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of
Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

     Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

CERTIFICATE OF INCORPORATION

     The Certificate of Incorporation of the Company provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except as limited by the DGCL. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended DGCL. Further, any repeal or modification of such provision of the Certificate of Incorporation by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

BYLAWS

     The Bylaws of the Company provide that the Company (i) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, other enterprises or employee benefit plan and (ii) upon a determination by the Board of Directors that indemnification is appropriate, the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that such person is or was an employee or agent of the Company or at the request of the Company was serving as an employee or agent of any other corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, in the case of (i) and (ii) against reasonable expenses (including attorneys' fees), judgments, fines, penalties, amounts paid in settlement and other liabilities actually and reasonably incurred by such person in connection with such action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. However, in an action or suit by or in the right of the Company to procure a judgment in its favor, no indemnification shall be made in respect of any claim as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that a court of appropriate jurisdiction shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity of such expenses which the court shall deem proper. Any indemnification shall be made by the Company upon a determination that indemnification of such person is proper in the circumstances because he has met the applicable standard of conduct set forth above. Expenses incurred by a person who is or was a director or officer of the Company in defending such actions or suits shall be paid by the Company at reasonable intervals in advance of the final disposition of such action or suit upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company. In addition, the Company shall pay or reimburse expenses incurred by any person who is or was a director or officer of the Company in connection with such person's appearance as a witness or other participant in a proceeding in which such person or the Company is not a named party to such proceeding, provided that such appearance or participation is on behalf of the Company or by reason of his past or present capacity as a director or officer of the Company. The Company intends these provisions to provide indemnification for appropriate persons to the fullest extent permitted by law.

INDEMNITY AGREEMENTS

     The Company has entered into Indemnity Agreements with each of its directors and executive officers. Pursuant to such agreements, the Company will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the Company or assumed certain responsibilities at the direction of the Company.

UNDERWRITING AGREEMENT

     The underwriting agreement provides for the indemnification of the directors and officers of the Company in certain circumstances.

INSURANCE

     The Company intends to maintain liability insurance for the benefit of its directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has issued unregistered securities to (a) founders and employees and (b) other individual and institutional investors. Each such issuance was made in reliance upon the exemptions from registration requirements of the Securities Act of 1933, as amended, contained in Section 4(2) and/or Regulation D promulgated thereunder, or Rule 701 promulgated thereunder on the basis that such transactions did not involve a public offering. When appropriate, the Company determined that the purchasers of securities described below were sophisticated investors who had the financial ability to assume the risk of their investment in the Company's securities and acquired such securities for their own account and not with a view to any distribution thereof to the public. The certificates evidencing the securities bear legends stating that the securities are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements. The following information relates to securities issued or sold by the Company within the last twelve quarters:

MERGER WITH ELECTRONICS ACCESSORY SPECIALISTS INTERNATIONAL, L.L.C.

     In connection with the merger of Electronics Accessory Specialists International, L.L.C. ("Predecessor") with and into the Company in August 1996, the common and preferred interests in Predecessor were converted into shares of common stock, Series A Preferred Stock and Series B Preferred Stock of the Company. As a result, 93,899 shares of common stock, 2,498 shares of Series A Preferred Stock and 2,974 shares of Series B Preferred Stock of the Company were issued to individual and institutional investors. Additionally, outstanding options to purchase an aggregate of 264,396 common interests in Predecessor were converted into similar interests to purchase shares of common stock of the Company and were issued to six founders of the Company.

CONVERTIBLE DEBENTURES

     From October 1996 through June 1997 the Company issued approximately $2.1 million in aggregate principal amount of its 12% Convertible Debentures (the "Convertible Debentures") to 22 individual and institutional investors. In December 1998 approximately $2.1 million of the Convertible Debentures were converted to common stock at a price of $4.00 per share. The remaining Convertible Debentures require the Company to pay quarterly payments of interest at a rate of 12% per annum. Beginning on the second anniversary of the date of issuance of each Convertible Debenture, the Company shall be required to pay 20 equal quarterly installments of principal and accrued but unpaid interest in an amount necessary to fully amortize the notes by the twentieth installment, when all remaining principal and accrued interest will be due.

PREFERRED STOCK CONVERSION

     In 1996 the holders of Series A Preferred Stock converted such shares into common stock and Convertible Debentures. As a result of this conversion, 2,500 shares of Series A Preferred Stock were converted into 177,672 shares of common stock and $306,374 of Convertible Debentures and issued to individual and institutional investors.

     In 1997 the holders of Series B Preferred Stock converted such shares into common stock. As a result of this conversion, 2,101 shares of Series B Preferred Stock were converted into 251,000 shares of common stock. The remaining 2,085 shares of Series B Preferred Stock were redeemed by the Company. Furthermore, Series B Preferred Stockholders used $88,700 of dividends and interest on such shares to purchase 22,175 shares of common stock.

FINOVA CAPITAL CORPORATION

     In June 1997 and March 1998 the Company issued an aggregate of $3.35 million of Secured Promissory Notes to Finova Capital Corporation (the "Finova Notes"). Interest on the Finova Notes accrues at 13.5% per annum and is payable monthly, and the principal is due and payable on June 23, 2002. In connection with the Finova Notes, the Company issued warrants to Finova (the "Finova Warrants") to purchase an aggregate of up to 418,124 shares of common stock, at an exercise price of $0.01 per share. The Finova Warrants expire on July 31, 2002.

BANK GUARANTEE

     In November 1999 Messrs. Mollo and Doss and certain other individuals guaranteed a total of approximately $7.3 million, or $1,830,000 each, of our working capital line of credit with Bank of America. Certain other individuals and institutional investors sub-guaranteed the primary guarantees. As consideration for the guarantees, a total of 112,500 warrants were issued to these officers, directors, individuals and entities. The warrants are exercisable at $2.00 per share and expire on November 1, 2004.

     In April 1998 certain officers of the Company and other individual and institutional investors guaranteed a total of approximately $2.5 million of the Company's working capital line of credit with Bank of America. As consideration for such guarantees, a total of 225,000 warrants were issued to these individuals and entities. The warrants are exercisable at $5.75 per share and expire on April 20, 2003.

PRIVATE PLACEMENTS

     In November 1997 the Company completed a private placement of approximately $10 million to various members of management of the Company, other individuals and institutional investors. As a result of this private placement, 2,249,000 shares of Common Stock were issued for approximately $9.0 million, or $4.00 per share, and 251,000 shares were issued for converted Series B Preferred Stock referenced above, for approximately $1.0 million. Additionally, warrants to purchase 278,385 shares of Common Stock were issued to the placement agents and 625,000 warrants were issued to members of management of the Company and other individuals and institutional investors. The warrants issued to the placement agents are exercisable at prices ranging from $4.80 to $7.00 per share and expire on November 10, 2001. The warrants issued to members of management of the Company and other individuals and institutional investors are exercisable at $7.00 per share and expire on September 30, 2001.

     In June 1998 the Company completed a private placement of approximately $8.5 million to various members of management of the Company, other individuals and institutional investors. As a result of this private placement, 1,485,000 shares of Common Stock were issued at $5.75 per share. Additionally, warrants to purchase 136,400 shares of Common Stock were issued to the placement agents. These warrants are exercisable at $6.90 per share and expire on June 12, 2002.

     In January 1999 the Company completed a private placement of approximately $5.0 million to various members of management of the Company, other individuals and institutional investors. As a result of this private placement, 827,209 shares of Series C Preferred Stock was issued at a price of $6.00 per share.

     In January 2000 the Company completed a private placement of approximately $7.3 million to various members of management of the Company, other individuals and institutional investors. As a result of this private placement, 1,222,450 shares of Series C Preferred Stock were issued at a price of $6.00 per share. Additionally, warrants were issued to investors to purchase 2,444,900 shares of Common Stock at $0.1 per share. These warrants expire October 1, 2002.

BRIDGE PROMISSORY NOTES

     In March 1999 the Company issued an aggregate of $3.5 million of Bridge Promissory Notes (the "Bridge Notes") to various members of management of the Company, other individuals and institutional investors. Interest on the Bridge Notes accrues at 13% per annum and is payable upon maturity of the notes on March 5, 2000. In connection with the Bridge Notes, the Company issued warrants to purchase an aggregate of 1,050,000 shares of Common Stock at a price of $0.01 per share, which will expire December 31, 2000. In June 1999 approximately $2.3 million of the Bridge Notes and accrued interest thereon of approximately $96,000 were converted to 592,685 shares of Common Stock at $4.00 per share.

     In June through August 1999 the Company issued an additional aggregate of approximately $3.7 million of Bridge Promissory Notes (the "Bridge Notes") to various members of management of the Company, other individuals and institutional investors. Interest on the Bridge Notes accrues at 13% per annum and is payable upon maturity of the notes on July 31, 2000. In connection with the Bridge Notes, the Company issued warrants to purchase an aggregate of 898,400 shares of Common Stock at a price of $.01 per share. Immediately upon issuance, approximately $3.2 million of the Bridge Notes were converted to 788,125 shares of Common Stock at $4.00 per share.

ISSUANCE OF OTHER OPTIONS

     In November 1996 the Company issued options to purchase 22,440 shares of Common Stock at $3.86 per share, 8,096 of which are currently vested, to six individual investors. These options expire in November 2002.

     In 1997 the Company issued options to purchase 75,280 shares of Common Stock at prices ranging from $.01 to $4.00 per share, 15,300 of which are currently vested, to various individual investors. These options expire on various dates from 2000 through 2004.

     In 1998 the Company issued options to purchase 782,912 shares of Common Stock at a price of $5.75 per share, 206,064 of which are currently vested, to various individual investors. These options expire on various dates in 2004.

     In 1999 the Company issued options to purchase 1,338,477 shares of Common Stock at prices ranging from $.01 to $5.75 per share, 57,107 of which are currently vested, to various individual investors. These options expire on various dates from 2002 to 2010.

OTHER COMMON STOCK ISSUANCES

     From September 1996 through May 1997 the Company issued 336,475 shares of Common Stock for an aggregate consideration of $1,298,793, or $3.86 per share, to members of management of the Company. During this same time period the Company issued 219,290 shares of Common Stock for an aggregate consideration of $846,458, or $3.86 per share, to individual and institutional investors.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1.1            -- Form of Underwriting Agreement.*
          3.1            -- Certificate of Incorporation of the Company.
          3.2            -- Articles of Amendment to the Certificate of Incorporation
                            of the Company dated as of June 17, 1997.
          3.3            -- Articles of Amendment to the Certificate of Incorporation
                            of the Company dated as of September 10, 1997.
          3.4            -- Articles of Amendment to the Certificate of Incorporation
                            of the Company dated as of July 20, 1998.
          3.5            -- Articles of Amendment to the Certificate of Incorporation
                            of the Company dated as of February 3, 2000.
          3.6            -- Certificate of Designations, Preferences, Rights and
                            Limitations of Series C Preferred Stock.
          3.7            -- Amended Bylaws of the Company.
          4.1            -- Specimen of Common Stock Certificate.
          4.2            -- Form of 12% Convertible Debenture of the Company.
          4.3            -- Registration Rights Agreement by and between the Company and Miram International, Inc. dated July 29, 1997.
          4.4            -- Form of Unit Purchase Agreement used in 1998 Private
                            Placements for the Purchase of Up To 900 Units, Each
                            Consisting of 1,000 shares of the Company's common stock.
          4.5            -- Form of Unit Purchase Agreement used in 1999 Private
                            Placements for the Purchase of Up To 875 Units, Each
                            Consisting of 2,000 shares of the Company's common stock.
          4.6            -- Form of Warrant to Purchase Shares of common stock of the
                            Company used with the 13% Bridge Notes and Series C
                            Preferred Stock Private Placements.
          4.7            -- Form of 13% Bridge Promissory Note and Warrant Purchase
                            Agreement used in March 1999 Private Placement.
          4.8            -- Form of 13% Bridge Promissory Note and Warrant Purchase
                            Agreement used in July 1999 Private Placement.
          4.9            -- Form of 13% Bridge Note.
          4.10           -- 13% Bridge Note Conversion Notice expired June 30, 1999.
          4.11           -- Form of Series C Preferred Stock Purchase Agreement used in 1998 and 1999 Private Placements.
          4.12           -- Form of Series C Preferred Stock and Warrant Purchase
                            Agreement used in 1999 and 2000 Private Placements.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          4.13           -- Series C Preferred Stock Purchase Agreement dated April
                            20, 1999, between the Company, Philips Semiconductors
                            VLSI, Inc. (f/k/a VLSI Technology, Inc.) and Seligman
                            Communications and Information Fund, Inc.
          4.14           -- Amended and Restated Stock Purchase Warrant issued by the
                            Company to Finova Capital Corporation (f/k/a Sirrom
                            Capital Corporation) dated as of March 25, 1998.
          4.15           -- Stock Purchase Warrant issued by the Company to Finova
                            Capital Corporation (f/k/a Sirrom Capital Corporation)
                            dated as of March 25, 1998.
          4.16           -- Series C Preferred Stock and Warrant Purchase Agreement
                            dated October 29, 1999, between the Company, Philips
                            Semiconductors VLSI, Inc. (f/k/a VLSI Technology, Inc.)
                            and Seligman Communications and Information Fund, Inc.
          4.17           -- Contribution and Indemnification Agreement by and among
                            Janice L. Breeze, Jeffrey S. Doss, Charles R. Mollo,
                            Cameron Wilson, the Company and certain Stockholders of
                            the Company dated April 20, 1998.
          4.18           -- Form of Warrant to Purchase common stock of the Company issued to certain holders in connection with that certain
                            Contribution and Indemnification Agreement by and among
                            Janice L. Breeze, Jeffrey S. Doss, Charles S. Mollo,
                            Cameron Wilson, the Company and certain Stockholders of
                            the Company dated April 20, 1998.
          4.19           -- Form of Warrant to Purchase common stock of the Company issued to certain holders in connection with that certain
                            Contribution and Indemnification Agreement by and among
                            Janice L. Breeze, Jeffrey S. Doss, Charles S. Mollo,
                            Cameron Wilson, the Company and certain Stockholders of
                            the Company dated November 2, 1999.*
          5.1            -- Opinion of Jackson Walker L.L.P.*
         10.1            -- Lease by and between Monaghan Company, LLC and Colonial
                            Trust Company and the Company dated December 20, 1996.
         10.2            -- First Amendment to Lease dated January 29, 1999 by and
                            between Monaghan Company, LLC and Colonial Trust Company
                            and the Company dated December 20, 1996.
         10.3            -- Lease dated May 1, 1998 by and between Airpark Holdings
                            I, LLC and the Company.
         10.4            -- Asset Purchase Agreement and Plan of Reorganization
                            between Miram International, Inc., John Moroz, Mykola
                            Moroz and the Company dated July 29, 1997.
         10.5            -- Promissory Note made by Miram International, Inc. to
                            Mykola Moroz dated July 3, 1997 in the amount of
                            $400,000.
         10.6            -- Amended and Restated 1996 Long Term Incentive Plan, as
                            amended on January 13, 2000.
         10.7            -- Richard W. Winterich Employment Agreement dated November
                            20, 1998.
         10.8            -- Richard W. Winterich Option Agreement dated April 12,
                            1999.
         10.9            -- Richard W. Winterich Option Agreement dated April 12,
                            1999.
         10.10           -- First Amendment to Incentive Stock Option Agreement dated
                            August 23, 1999 between Richard W. Winterich and the
                            Company.
         10.11           -- First Amendment to Incentive Stock Option Agreement dated
                            August 23, 1999 between Richard W. Winterich and the
                            Company.
         10.12           -- Charles R. Mollo Employment Agreement dated December 1,
                            1999.
         10.13           -- Charles R. Mollo Option Agreement dated December 1, 1999.
         10.14           -- Jeffrey S. Doss Employment Agreement dated December 1,
                            1999.
         10.15           -- Jeffrey S. Doss Option Agreement dated December 1, 1999.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.16           -- Jeffrey S. Doss Pledge Agreement dated December 1, 1999.
         10.17           -- Jeffrey S. Doss Promissory Note in favor of the Company dated December 1, 1999 in the principal amount of
                            $300,000.
         10.18           -- First Amendment to Option Agreement dated December 1,
                            1999 between Jeffrey S. Doss and the Company.
         10.19           -- Robert P. Dilworth Consulting Agreement dated May 21,
                            1999.
         10.20           -- Robert P. Dilworth Nonqualified Stock Option Agreement
                            dated May 21, 1999.
         10.21           -- William O. Hunt Consulting Agreement dated December 8,
                            1999.*
         10.22           -- William O. Hunt Non-qualified Stock Option Agreement
                            dated December 8, 1999.*
         10.23           -- Amendment No. 3 to Letter of Credit, Loan and Security
                            Agreement and Promissory Note made by Company to Bank of
                            America dated October 31, 1999.
         10.24           -- Amended and Restated Business Loan Agreement (Receivables
                            and Inventory) dated as of November 2, 1999 between the
                            Company and Bank of America, N.A.
         10.25           -- Restated Promissory Note in the principal amount of
                            $3,000,000 dated as of November 2, 1999 between the
                            Company and Bank of America, N.A.
         10.26           -- Promissory Note in the principal amount of $1,500,000
                            dated as of November 2, 1999 between the Company and Bank
                            of America, N.A.
         10.27           -- Promissory Note in the principal amount of $150,000 dated as of November 2, 1999 between the Company and Bank of
                            America, N.A.
         10.28           -- Promissory Note in the principal amount of $75,000 dated as of November 2, 1999 between the Company and Bank of
                            America, N.A.
         10.29           -- Restated Continuing Guaranty of Janice Breeze dated
                            November 2, 1999.
         10.30           -- Restated Continuing Guaranty of Jeffrey S. Doss dated
                            November 2, 1999.
         10.31           -- Restated Continuing Guaranty of Charles R. Mollo dated
                            November 2, 1999.
         10.32           -- Restated Continuing Guaranty of Cameron Wilson dated
                            November 2, 1999.
         10.33           -- Secured Promissory Note made by the Company in favor of
                            Finova Capital Corporation (f/k/a Sirrom Capital
                            Corporation) dated March 25, 1998 in the principal amount
                            of $1,750,000.
         10.34           -- First Amendment to Loan Agreement and Loan Documents by
                            and between the Company and Finova Capital Corporation
                            (f/k/a Sirrom Capital Corporation) dated as of March 25,
                            1998.
         10.35           -- Secured Promissory Note made by the Company in favor of
                            Finova Capital Corporation (f/k/a Sirrom Capital
                            Corporation) dated June 24, 1997 in the principal amount
                            of $1,600,000.
         21.1            -- Subsidiaries.
         23.1            -- Consent of KPMG LLP.
         23.2            -- Consent of Jackson Walker L.L.P. (Contained in Exhibit
                            5.1).*
         24.1            -- Power of Attorney (contained on the signature page of
                            this Registration Statement).
         27.1            -- Financial Data Schedule.

------------

* To be filed by amendment.

     All other schedules and exhibits are omitted because they are not applicable or because the required information is contained in the Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Mobility Electronics, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on February 11, 2000.

                                            MOBILITY ELECTRONICS, INC.

                                            By:      /s/ CHARLES R. MOLLO
                                              ----------------------------------
                                                      Charles R. Mollo,
                                              President, Chief Executive Officer
                                                  and Chairman of the Board

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints Charles R. Mollo and Richard W. Winterich, and each of them, each of whom may act without joinder of the other, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute in the name of each such person who is then an officer or director of the Registrant, and to file any amendments (including post-effective amendments) to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURES                                      TITLE                        DATE
                     ----------                                      -----                        ----


                /s/ CHARLES R. MOLLO                   President, Chief Executive Officer   February 11, 2000
-----------------------------------------------------    and Chairman of the Board
                  Charles R. Mollo                       (Principal Executive Officer)

              /s/ RICHARD W. WINTERICH                 Chief Financial Officer and Vice     February 11, 2000
-----------------------------------------------------    President (Principal Financial
                Richard W. Winterich                     and Accounting Officer)

                 /s/ JEFFREY S. DOSS                   Executive Vice President and         February 11, 2000
-----------------------------------------------------    Director
                   Jeffrey S. Doss

               /s/ ROBERT P. DILWORTH                  Director                             February 11, 2000
-----------------------------------------------------
                 Robert P. Dilworth

                 /s/ WILLIAM O. HUNT                   Director                             February 11, 2000
-----------------------------------------------------
                   William O. Hunt

                     SIGNATURES                                      TITLE                        DATE
                     ----------                                      -----                        ----

              /s/ KENNETH A. STEEL, JR.                Director                             February 11, 2000
-----------------------------------------------------
                Kenneth A. Steel, Jr.

                /s/ JEFFREY R. HARRIS                  Director                             February 11, 2000
-----------------------------------------------------
                  Jeffrey R. Harris

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1.1            -- Form of Underwriting Agreement.*
          3.1            -- Certificate of Incorporation of the Company.
          3.2            -- Articles of Amendment to the Certificate of Incorporation
                            of the Company dated as of June 17, 1997.
          3.3            -- Articles of Amendment to the Certificate of Incorporation
                            of the Company dated as of September 10, 1997.
          3.4            -- Articles of Amendment to the Certificate of Incorporation
                            of the Company dated as of July 20, 1998.
          3.5            -- Articles of Amendment to the Certificate of Incorporation
                            of the Company dated as of February 3, 2000.
          3.6            -- Certificate of Designations, Preferences, Rights and
                            Limitations of Series C Preferred Stock.
          3.7            -- Amended Bylaws of the Company.
          4.1            -- Specimen of Common Stock Certificate.
          4.2            -- Form of 12% Convertible Debenture of the Company.
          4.3            -- Registration Rights Agreement by and between the Company and Miram International, Inc. dated July 29, 1997.
          4.4            -- Form of Unit Purchase Agreement used in 1998 Private
                            Placements for the Purchase of Up To 900 Units, Each
                            Consisting of 1,000 shares of the Company's common stock.
          4.5            -- Form of Unit Purchase Agreement used in 1999 Private
                            Placements for the Purchase of Up To 875 Units, Each
                            Consisting of 2,000 shares of the Company's common stock.
          4.6            -- Form of Warrant to Purchase Shares of common stock of the
                            Company used with the 13% Bridge Notes and Series C
                            Preferred Stock Private Placements.
          4.7            -- Form of 13% Bridge Promissory Note and Warrant Purchase
                            Agreement used in March 1999 Private Placement.
          4.8            -- Form of 13% Bridge Promissory Note and Warrant Purchase
                            Agreement used in July 1999 Private Placement.
          4.9            -- Form of 13% Bridge Note.
          4.10           -- 13% Bridge Note Conversion Notice expired June 30, 1999.
          4.11           -- Form of Series C Preferred Stock Purchase Agreement used in 1998 and 1999 Private Placements.
          4.12           -- Form of Series C Preferred Stock and Warrant Purchase
                            Agreement used in 1999 and 2000 Private Placements.
          4.13           -- Series C Preferred Stock Purchase Agreement dated April
                            20, 1999, between the Company, Philips Semiconductors
                            VLSI, Inc. (f/k/a VLSI Technology, Inc.) and Seligman
                            Communications and Information Fund, Inc.
          4.14           -- Amended and Restated Stock Purchase Warrant issued by the
                            Company to Finova Capital Corporation (f/k/a Sirrom
                            Capital Corporation) dated as of March 25, 1998.
          4.15           -- Stock Purchase Warrant issued by the Company to Finova
                            Capital Corporation (f/k/a Sirrom Capital Corporation)
                            dated as of March 25, 1998.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          4.16           -- Series C Preferred Stock and Warrant Purchase Agreement
                            dated October 29, 1999, between the Company, Philips
                            Semiconductors VLSI, Inc. (f/k/a VLSI Technology, Inc.)
                            and Seligman Communications and Information Fund, Inc.
          4.17           -- Contribution and Indemnification Agreement by and among
                            Janice L. Breeze, Jeffrey S. Doss, Charles R. Mollo,
                            Cameron Wilson, the Company and certain Stockholders of
                            the Company dated April 20, 1998.
          4.18           -- Form of Warrant to Purchase common stock of the Company issued to certain holders in connection with that certain
                            Contribution and Indemnification Agreement by and among
                            Janice L. Breeze, Jeffrey S. Doss, Charles S. Mollo,
                            Cameron Wilson, the Company and certain Stockholders of
                            the Company dated April 20, 1998.
          4.19           -- Form of Warrant to Purchase common stock of the Company issued to certain holders in connection with that certain
                            Contribution and Indemnification Agreement by and among
                            Janice L. Breeze, Jeffrey S. Doss, Charles S. Mollo,
                            Cameron Wilson, the Company and certain Stockholders of
                            the Company dated November 2, 1999.*
          5.1            -- Opinion of Jackson Walker L.L.P.*
         10.1            -- Lease by and between Monaghan Company, LLC and Colonial
                            Trust Company and the Company dated December 20, 1996.
         10.2            -- First Amendment to Lease dated January 29, 1999 by and
                            between Monaghan Company, LLC and Colonial Trust Company
                            and the Company dated December 20, 1996.
         10.3            -- Lease dated May 1, 1998 by and between Airpark Holdings
                            I, LLC and the Company.
         10.4            -- Asset Purchase Agreement and Plan of Reorganization
                            between Miram International, Inc., John Moroz, Mykola
                            Moroz and the Company dated July 29, 1997.
         10.5            -- Promissory Note made by Miram International, Inc. to
                            Mykola Moroz dated July 3, 1997 in the amount of
                            $400,000.
         10.6            -- Amended and Restated 1996 Long Term Incentive Plan, as
                            amended on January 13, 2000.
         10.7            -- Richard W. Winterich Employment Agreement dated November
                            20, 1998.
         10.8            -- Richard W. Winterich Option Agreement dated April 12,
                            1999.
         10.9            -- Richard W. Winterich Option Agreement dated April 12,
                            1999.
         10.10           -- First Amendment to Incentive Stock Option Agreement dated
                            August 23, 1999 between Richard W. Winterich and the
                            Company.
         10.11           -- First Amendment to Incentive Stock Option Agreement dated
                            August 23, 1999 between Richard W. Winterich and the
                            Company.
         10.12           -- Charles R. Mollo Employment Agreement dated December 1,
                            1999.
         10.13           -- Charles R. Mollo Option Agreement dated December 1, 1999.
         10.14           -- Jeffrey S. Doss Employment Agreement dated December 1,
                            1999.
         10.15           -- Jeffrey S. Doss Option Agreement dated December 1, 1999.
         10.16           -- Jeffrey S. Doss Pledge Agreement dated December 1, 1999.
         10.17           -- Jeffrey S. Doss Promissory Note in favor of the Company dated December 1, 1999 in the principal amount of
                            $300,000.
         10.18           -- First Amendment to Option Agreement dated December 1,
                            1999 between Jeffrey S. Doss and the Company.
         10.19           -- Robert P. Dilworth Consulting Agreement dated May 21,
                            1999.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.20           -- Robert P. Dilworth Nonqualified Stock Option Agreement
                            dated May 21, 1999.
         10.21           -- William O. Hunt Consulting Agreement dated December 8,
                            1999.*
         10.22           -- William O. Hunt Non-qualified Stock Option Agreement
                            dated December 8, 1999.*
         10.23           -- Amendment No. 3 to Letter of Credit, Loan and Security
                            Agreement and Promissory Note made by Company to Bank of
                            America dated October 31, 1999.
         10.24           -- Amended and Restated Business Loan Agreement (Receivables
                            and Inventory) dated as of November 2, 1999 between the
                            Company and Bank of America, N.A.
         10.25           -- Restated Promissory Note in the principal amount of
                            $3,000,000 dated as of November 2, 1999 between the
                            Company and Bank of America, N.A.
         10.26           -- Promissory Note in the principal amount of $1,500,000
                            dated as of November 2, 1999 between the Company and Bank
                            of America, N.A.
         10.27           -- Promissory Note in the principal amount of $150,000 dated as of November 2, 1999 between the Company and Bank of
                            America, N.A.
         10.28           -- Promissory Note in the principal amount of $75,000 dated as of November 2, 1999 between the Company and Bank of
                            America, N.A.
         10.29           -- Restated Continuing Guaranty of Janice Breeze dated
                            November 2, 1999.
         10.30           -- Restated Continuing Guaranty of Jeffrey S. Doss dated
                            November 2, 1999.
         10.31           -- Restated Continuing Guaranty of Charles R. Mollo dated
                            November 2, 1999.
         10.32           -- Restated Continuing Guaranty of Cameron Wilson dated
                            November 2, 1999.
         10.33           -- Secured Promissory Note made by the Company in favor of
                            Finova Capital Corporation (f/k/a Sirrom Capital
                            Corporation) dated March 25, 1998 in the principal amount
                            of $1,750,000.
         10.34           -- First Amendment to Loan Agreement and Loan Documents by
                            and between the Company and Finova Capital Corporation
                            (f/k/a Sirrom Capital Corporation) dated as of March 25,
                            1998.
         10.35           -- Secured Promissory Note made by the Company in favor of
                            Finova Capital Corporation (f/k/a Sirrom Capital
                            Corporation) dated June 24, 1997 in the principal amount
                            of $1,600,000.
         21.1            -- Subsidiaries.
         23.1            -- Consent of KPMG LLP.
         23.2            -- Consent of Jackson Walker L.L.P. (Contained in Exhibit
                            5.1).*
         24.1            -- Power of Attorney (contained on the signature page of
                            this Registration Statement).
         27.1            -- Financial Data Schedule.

------------

* To be filed by amendment.